✕ Market**Axess**®

2025

Proxy Statement and Notice of Annual Meeting of Stockholders



Dear Fellow Stockholders and Clients,

In 2024, MarketAxess made substantial progress in executing our long-term growth strategy. We continued to innovate to meet accelerating client demand for more efficient workflows, data and analytics designed to support better trading outcomes.

Last year, we generated record total average daily volume ("ADV"), up 19% year over year, driven by strong growth and record levels of ADV across most of our product areas. We also reported a record $817 million in revenue in 2024—our 16th consecutive year of record annual revenue—as we continue to work toward our mission of creating an intelligent, global, electronic fixed-income marketplace that works better for everyone.

Over the last few years, MarketAxess has undertaken a technology transformation, hallmarked by the launch of X-Pro, our new trading platform. While 2024 was primarily a "build" year in our technology transformation, it laid the foundation to make 2025 a year focused on delivery and execution.

Driving operational performance across three main channels

We believe that we have added new functionality that will position us to grow our U.S. credit market share across our **client-initiated**, **portfolio trading** and **dealer-initiated channels**. We remain highly focused on growing our market share across these three key areas of focus.

- In our **leading client-initiated channel,** we launched our targeted block trading solution for emerging markets and eurobonds, and we will be extending coverage to U.S. credit in the second quarter of 2025. This is an exciting new initiative, as it will enable us to further electronify one of the most valuable segments of our total addressable market in U.S. credit.
- The initial roll-out of X-Pro was focused on driving our operational performance in **the portfolio trading channel**. Our enhanced portfolio trading solution in X-Pro is nearing feature completion, which is demonstrated by the strong client adoption of the technology. In the first quarter of 2025, a record 85% of our portfolio trading volume was executed over X-Pro. As of April 17, 2025, our estimated market share in U.S. credit portfolio trading is tracking 320 basis points above our full-year 2024 estimated market share.
- Within the **dealer-initiated channel**, we are building out our dealer solutions suite and expect to re-launch our dealer sessions-based trading solution, Mid-X, on Pragma technology in the second quarter of 2025.

We have a clear strategy to return to market share growth in U.S. credit across these three channels, and we expect to see the benefits in the second half of 2025. We plan to continue regularly updating our stockholders on our performance across these channels.

Strengthening our franchise with focus on automation, services and strategic partnerships and investments

We continue to experience strong demand for trading automation, with trading volume up 25% in 2024. We are leveraging our recent Pragma acquisition to accelerate our development of AI-driven execution algorithms across all of our key product areas. We expect to deploy Pragma's advanced technology and analytics across our platform to enhance our technology stack with low-latency technology solutions.

Outside of our core trading business, we also generated record services revenue of over $100 million, which includes our information services, post-trade services and technology services businesses. We believe that these services complement our trading technologies and further our mission to create an

intelligent global electronic fixed-income marketplace that works better for everyone. As we continue to enhance the quality of our data, we are increasingly seeing new entrants to credit, like hedge funds and systematic investors, leverage our data to deploy trading strategies they have developed in other asset classes.

In 2024, we also announced new partnerships and strategic investments, including:

- **Connectivity with ICE Bonds**, which brings greater efficiency and access to deeper liquidity in fixed-income markets, particularly in municipal bonds, to the institutional and wealth management spaces;
- **The launch of ICE MSCI MarketAxess tradable corporate bond index futures** designed to help investors hedge corporate bond exposure;
- **The integration of S&P Global Bond Reference Data** into our suite of data products and the inclusion of MarketAxess CP+™ real-time pricing into S&P Global's Evaluated Bond Pricing engine; and
- **The agreement to take majority control of RFQ-hub Holdings LLC**, a bilateral multi-asset and multi-dealer request for quote platform designed for the exchange traded fund ("ETF") and derivatives market. The completion of this transaction will give us a critical solution for the trading of ETFs, which are growing rapidly in the fixed income markets. We expect the transaction to close in the second quarter of 2025.

The retirement of our Founder and further development of our leadership team

At the end of 2024, Rick McVey, our Founder and Executive Chairman, retired from MarketAxess after a storied twenty-five years of building and growing this company. Rick's vision, innovation and tenacity are why MarketAxess is the company it is today. With Rick's retirement, Carlos Hernandez was elected as Chairman of the Board. Carlos is an independent director who recently retired from a highly distinguished career at JPMorgan. Roberto Hoornweg was also recently appointed to our Board.

We were thrilled to bring on Ilene Fiszel Bieler as our new CFO in May of 2024. Ilene has brought additional insight and rigor to our finance operations.

Looking Forward

We believe that the macro backdrop for fixed-income markets remains attractive, driven by another strong new issue calendar in the first quarter of 2025, continued strong inflows into U.S. credit and a higher interest rate environment. We further believe that MarketAxess is well positioned to assist our clients through this recent period of increased credit market volatility driven by new tariff announcements by the United States.

I would like to take this opportunity to thank all our stockholders for their partnership and our Board of Directors for their guidance and perspectives that have helped drive the continued growth of our company. Most importantly, I would like to thank all MarketAxess employees for their many contributions and continued focus on delivering results for our clients and stockholders.

Sincerely,

Christopher Concannon
Chief Executive Officer
April 23, 2025



MarketAxess Holdings Inc.
55 Hudson Yards, 15th Floor
New York, New York 10001

April 23, 2025

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

You are invited to attend the 2025 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "*Company*") scheduled for Wednesday, June 4, 2025 at 9:00 AM, Eastern Daylight Time. The Annual Meeting will be a virtual meeting of stockholders. You will be able to participate in the Annual Meeting, vote and submit your questions via live webcast by visiting www.virtualshareholdermeeting.com/MKTX2025. The Company's Board of Directors and management look forward to your participation.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

We are pleased to take advantage of the U.S. Securities and Exchange Commission ("*SEC*") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On or about April 23, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials ("*Notice*") containing instructions on how to access our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2024 online and how to vote. The Notice contains instructions on how you can receive a paper copy of the Proxy Statement, proxy card and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, your shares should be represented and voted. After reading the Proxy Statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy card in the pre-addressed envelope that we have included for your convenience if you received paper copies. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone or how to instruct your broker to vote on your behalf.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Carlos M. Hernandez
Chairman of the Board of Directors

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

Attend the Annual Meeting at:

www.virtualshareholdermeeting.com/MKTX2025

Your vote is very important, regardless of the number of shares you own. Please read the attached Proxy Statement carefully and complete and submit your proxy card via the Internet or sign and date your paper proxy card as promptly as possible and return it in the envelope that was enclosed if you received paper copies. Alternatively, you may be able to submit your proxy by touch-tone phone as indicated on the Notice or proxy card.

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of MarketAxess Holdings Inc., a Delaware corporation (the "Company"), will be held via live webcast on Wednesday, June 4, 2025, at 9:00 AM, Eastern Daylight Time. You can participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/MKTX2025. You must have your 16-digit control number included on your Notice of Internet Availability of Proxy Materials or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.

At the Annual Meeting, we will:

1. vote to elect the 11 nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2026 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;

3. vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement;

4. vote on a stockholder proposal, if properly presented at the Annual Meeting; and

5. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.


BY INTERNET
Visit 24/7
www.proxyvote.com


BY PHONE
Call 1-800-690-6903
in the U.S. or Canada to vote your shares


BY MAIL
If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return


PARTICIPATE IN THE ANNUAL MEETING
Vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2025 using your 16-digit control number

These items are more fully described in the Company's Proxy Statement accompanying this notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 7, 2025. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 7, 2025. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the Notice or proxy card; (2) sign and return a paper proxy card; or (3) vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2025.

By Order of the Board of Directors,

Scott Pintoff
General Counsel and Corporate Secretary
New York, New York
April 23, 2025

TABLE OF CONTENTS

 
Frequently Referenced Information					
3	Board of Directors skills and expertise	**15**	Risk oversight	**40**	Peer group
11	Director independence	**18**	Director compensation	**54**	Executive common stock ownership and holdings guidelines
11	Board refreshment	**21**	Director common stock ownership and holding guidelines	**58**	Summary compensation table
12	Board leadership structure	**33**	Say-on-Pay support and 2024 stockholder engagement		
13	Board committees	**34**	CD&A executive summary		

PROXY SUMMARY

This summary contains highlights about MarketAxess Holdings Inc. ("*MarketAxess*", the "*Company*", "*we*" or "*our*") and the upcoming 2025 Annual Meeting of Stockholders (the "*Annual Meeting*"). This summary does not contain all of the information you should consider in advance of the Annual Meeting, and we encourage you to read the entire Proxy Statement before voting. This Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being sent to stockholders on or about April 23, 2025. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 4, 2025 meeting.

Annual Meeting information

Date and Time: Wednesday, June 4, 2025, at 9:00 AM, Eastern Daylight Time
Virtual Meeting: www.virtualshareholdermeeting.com/MKTX2025
Record Date: Monday, April 7, 2025

The Annual Meeting will be held in virtual format only.

Voting items

The following table summarizes the items on which we are asking our stockholders to vote at the Annual Meeting, along with the voting recommendations of our Board of Directors (the "*Board*" or "*Board of Directors*").

Item	Board Recommendation	Required Approval	Page Reference
1. Election of 11 Directors	FOR each nominee	Majority of votes cast for each nominee	2
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025	FOR	Majority of shares of Common Stock having voting power present in person or represented by proxy	25
3. Approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement	FOR	Majority of shares of Common Stock having voting power present in person or represented by proxy	74
4. Vote on a stockholder's proposal, if properly presented at the Annual Meeting	AGAINST	Majority of shares of Common Stock having voting power present in person or represented by proxy	75

How to vote

Your vote is important. Stockholders of record as of the Record Date are entitled to vote through one of the following options:

By Mail: If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return.

Via the Internet: To vote before the meeting, visit www.proxyvote.com.
                    To vote at the meeting, visit www.virtualshareholdermeeting.com/MKTX2025. You will need the control number printed on your Notice, proxy card or voting instruction form.

By Telephone: Call the phone number located on your Notice or proxy card.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 11 directors, 10 of whom are not our employees. Each nominee for director was elected by the Company's stockholders on June 5, 2024, except Roberto Hoornweg, who was appointed to the Board as of March 1, 2025. The directors are nominated for a term that begins at the Annual Meeting and ends at the 2026 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation, retirement or removal. The Board will continue to evaluate its composition as part of its focus on self-assessment and board refreshment.

Following the Annual Meeting, assuming the election of each director nominee, our Board will consist of 11 directors, 10 of whom are not our employees.

Your vote

If you sign the attached or enclosed proxy card and return it to the Company, your proxy will be voted **FOR** each nominee, for terms expiring at the 2026 Annual Meeting of Stockholders, unless you specifically indicate on the proxy card that you are casting a vote against one or more of the nominees or abstaining from such vote.

A vote of the majority of the votes cast is required to elect each director. Abstentions and broker non-votes are not treated as votes cast and will therefore have no effect on the outcome of the vote.



BOARD RECOMMENDATION
The board unanimously recommends that you vote "FOR" the election of each of the following nominees:

- Carlos M. Hernandez
- Christopher R. Concannon
- Nancy Altobello
- Steven L. Begleiter
- Stephen P. Casper
- Jane Chwick
- William F. Cruger
- Kourtney Gibson
- Roberto Hoornweg
- Richard G. Ketchum
- Emily H. Portney

Each nominee currently serves as a director on our Board, and each nominee has agreed to continue to serve on the Board if such nominee is elected at the Annual Meeting. If any nominee is unable (or for good cause declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under "*Director information*."

Qualifications for director nominees

Our Board has adopted minimum qualifications for our directors:

- substantial experience working as an executive officer for, or serving on the board of, a public company;

- significant accomplishment in another field or endeavor; or

- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters, have an ability to review and understand the Company's financial and other reports and be able to discuss such matters intelligently and effectively. A director also needs to exhibit qualities of independence in thought and action and should be committed first and foremost to the interests of the stockholders of the Company. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Board of Directors skills and expertise

The Company's directors are selected on the basis of specific criteria set forth in our Corporate Governance Guidelines. All of our directors possess financial industry experience and a history of strategic leadership. In addition to those qualifications, listed below are the skills and experience that we consider important for our director nominees. More detailed information is provided in each director nominee's biography.

	Corporate Governance	Fixed Income/ Electronic Trading	Regulatory	Technology/ Cyber-security	Mergers and Acquisitions	Financial Planning and Capital Management	Accounting	Risk Management	Other Public Company Board Experience	Talent Management	International
Carlos M. Hernandez	•	•	•		•	•		•		•	•
Christopher R. Concannon	•	•	•	•	•	•		•	•	•	•
Nancy Altobello	•		•		•	•	•	•	•	•	•
Steven L. Begleiter	•				•	•		•	•	•	
Stephen P. Casper	•	•	•		•	•	•	•		•	•
Jane Chwick	•	•		•		•		•	•	•	•
William F. Cruger	•	•			•	•	•	•	•	•	•
Kourtney Gibson	•	•	•			•	•	•	•	•	•
Roberto Hoornweg	•	•	•			•		•		•	•
Richard G. Ketchum	•	•	•			•	•	•	•		
Emily Portney	•	•	•		•	•	•	•		•	•

Director demographics

The Company recognizes that some stockholders find information related to director demographics useful in evaluating the effectiveness of the Board. The Company's Board Composition Statement cites skills, knowledge, experience and length of service as attributes considered when designing and evaluating the Board's composition. See "*Corporate governance and board matters — Board composition*" for more information.

The charts below show certain demographic information related to our directors.

AGE


1
40's
2
70's
62
average
director
age
3
50's
5
60's

GENDER


Women
4
director
diversity by
gender
Men
7

DEMOGRAPHIC BACKGROUND


African American
or Black
1
Hispanic
or Latino
1
demographic
background
9
White

TENURE


≥10 years
<5 years
3
4
director
diversity
by tenure
4
5-9 years

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the Annual Meeting and ending at the 2026 Annual Meeting of Stockholders.

Carlos M. Hernandez



Age: 63
Director since: September 2023
Chairman of the Board
Board Committees:
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Carlos M. Hernandez has been our Chairman since January 2025. Mr. Hernandez is the founder and Chief Executive Officer of Pensativa Partners, his family office, which he founded in July 2023. Mr. Hernandez retired from JPMorgan Chase & Co. (*"JPMorgan"*), a leading financial services firm, in April 2023 after 37 years of service. Prior to his retirement at JPMorgan, Mr. Hernandez was Executive Chair of Investment and Corporate Banking from 2020 to April 2023 and served as a member of the Operating Committee and a member of the Corporate & Investment Bank Management Team. Previously, Mr. Hernandez served as Head of Global Banking at JPMorgan from 2014 to 2019. Prior to this position, he was Global Head of Investor Services and led JPMorgan's Global Equities and Prime Services business. Earlier in his career, he managed the Origination and Distribution business for the Americas, Institutional Equities for the Americas and Global Equity Capital Markets at JPMorgan. Before joining the Equities division, Mr. Hernandez was head of Investment Banking, Latin America at JPMorgan. Mr. Hernandez currently serves as Chairman of the Fund Board of Trustees for Calvary Hospital and a member of the Johns Hopkins University Krieger School of Arts and Sciences Advisory Board.

Mr. Hernandez previously served on the Company's Board from 2006 to 2019. Mr. Hernandez has a B.S. in Business from the State University of New York and an M.B.A. from Columbia University. Mr. Hernandez brings a broad range of leadership experience and a deep understanding of the global financial markets and financial services and securities industries, including the particular needs of an international corporation, to the Board. Mr. Hernandez also has a unique understanding of, and experience with, our broker-dealer clients and their needs, particularly in the context of recent regulatory reform.

Christopher R. Concannon



Age: 57
Director since: January 2019
Board Committees:
- None

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Christopher R. Concannon has been our Chief Executive Officer since April 2023. Prior to serving in this role, Mr. Concannon served as our President and Chief Operating Officer from January 2019 to April 2023. He also served as our Interim Chief Financial Officer between January 2024 and May 2024. Mr. Concannon previously served as President and Chief Operating Officer of Cboe Global Markets, Inc., one of the world's largest exchange holding companies, until 2019, a position he was appointed to upon Cboe's acquisition of Bats Global Markets, Inc. in 2017. Until Bats' acquisition by Cboe, Mr. Concannon served as President of Bats from December 2014, director from February 2015, and Chief Executive Officer from March 2015. Mr. Concannon has more than 20 years of experience as an executive at Nasdaq, Virtu Financial, Instinet and as an attorney at Morgan Lewis & Bockius and the SEC. Mr. Concannon received a B.A. from Catholic University, an M.B.A. from St. John's University, and a J.D. from Catholic University's Columbus School of Law.

Mr. Concannon brings to the Board extensive experience leading companies in the global exchange industry. Mr. Concannon also has deep and critical knowledge regarding automated trading, the delivery of innovative technology solutions, market structure and clearing operations.

Nancy Altobello



Age: 67
Director since: April 2019
Board Committees:
- Compensation and Talent (Chair)
- Nominating and Governance

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Amphenol Corporation (NYSE: APH)
- WEX Inc. (NYSE: WEX)

Qualifications and Career Highlights:

Nancy Altobello was most recently Global Vice Chair, Talent of Ernst & Young ("*EY*"), a professional services firm, where she was responsible for EY's talent and people strategy worldwide from July 2014 until her retirement in June 2018. Previously, Ms. Altobello held a number of senior positions at EY, including Americas Vice Chair, Talent from 2008 to 2014, Managing Partner, Northeast Region Audit and Advisory Practices from 2003 to 2008 and Managing Partner, North American Audit Practice from 1999 to 2003. Throughout this time, Ms. Altobello also served as an audit partner for a number of leading global organizations. She currently serves on the Board of Directors of Amphenol Corporation and WEX Inc. She previously served on the Board of Directors of CA Technologies, Cornerstone OnDemand and MTS Systems Corporation until each of their respective acquisitions. Ms. Altobello received a B.S. in accounting from Fairfield University, earned a Corporate Director Certificate from Harvard Business School and a certificate in Climate Leadership from the Diligent Institute and is a Certified Public Accountant.

Ms. Altobello was selected to serve on the Board due to her financial, audit and Sarbanes Oxley compliance expertise, her knowledge of talent and people strategy, and her global business experience.

Steven L. Begleiter



Age: 63
Director since: April 2012
Board Committees:
- Finance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Steven L. Begleiter has been employed with Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008, where he currently serves as Managing Director. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns' Corporate Strategy Group. Mr. Begleiter currently serves on the Board of Directors of certain portfolio companies of Flexpoint Ford, LLC. He previously served on the Board of Directors of Rithm Property Trust Inc. (formerly known as Great Ajax Corp.) and WisdomTree Investments, Inc. Mr. Begleiter received a B.A. with Honors in economics from Haverford College and is a member of its Board of Managers.

Mr. Begleiter brings many years of leadership experience in the financial services and private equity industries to the Board. Mr. Begleiter also has extensive industry knowledge and expertise relating to mergers and acquisitions and capital formation.

Stephen P. Casper



Age: 75
Director since: April 2004
Board Committees:
- Audit (Chair)
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Jane Chwick



Age: 62
Director since: October 2013
Board Committees:
- Nominating and Governance
- Risk (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Voya Financial, Inc. (NYSE: VOYA)

Qualifications and Career Highlights:

Stephen P. Casper was most recently the President of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., from April 2010 to August 2012. From September 2008 to April 2010, Mr. Casper was a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("*FFTW*"), a specialist manager of U.S., global and international fixed-income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is Vice-Chairman of the Board of Directors of GMO LLC, a global investment management firm providing clients with asset management solutions and services, since May 2014. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, from which he graduated magna cum laude, Beta Gamma Sigma, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

Mr. Casper's experience in the fixed-income markets and financial services industry and his experience in financial reporting and accounting roles bring extensive public accounting, financial reporting, risk management and leadership skills to the Board.

Qualifications and Career Highlights:

Jane Chwick was most recently the Co-Founder and Co-CEO of Trewtec, Inc., a technology advisory firm designed to help board members and CEOs evaluate the technology function in their companies, from September 2014 until the firm ceased operations in August 2017. Prior to this role, she was a Partner and Co-Chief Operating Officer of the Technology Division of Goldman Sachs Group, Inc. where she was responsible for financial and business planning, technical strategy and ongoing management of an 8,000-person organization until her retirement in April 2013. During her 30-year career at Goldman Sachs, Ms. Chwick held a number of senior positions, including Global Head of Technology of the Securities Division and Global Head of Derivatives Technology. Ms. Chwick served on many governance committees at Goldman Sachs, including the firm's Finance Committee, the firm-wide New Activity Committee and the Technology Risk Committee, and served as co-chair of the Technology Division Operating Committee. During her tenure, she drove the design, build and integration of technology across all of Goldman Sachs' derivatives businesses, including fixed income, commodities, currencies and equities. Ms. Chwick is a member of the Board of Directors of M&T Bank Corporation and Voya Financial, Inc., and Ms. Chwick previously served on the Board of Directors of Thoughtworks Holding, Inc., Essent Group and People's United Financial, Inc. until its acquisition by M&T Bank Corporation in 2022. Ms. Chwick received a B.A. in mathematics from Queens College and an M.B.A. from St. John's University with a concentration in MIS and quantitative analysis.

Ms. Chwick's extensive technology leadership experience gained in a global financial services firm, combined with her depth of market knowledge and industry insight, bring valuable skills and strategic perspective to the Board.

William F. Cruger



Age: 66
Director since: November 2013
Board Committees:
- Audit
- Finance
- Nominating and Governance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Virtu Financial, Inc. (NASDAQ: VIRT)

Qualifications and Career Highlights:

William F. Cruger was most recently Vice Chairman of Investment Banking at JPMorgan, where he was responsible for key client relationships on a global basis until his retirement in August 2013. Previously, Mr. Cruger held a number of senior positions at JPMorgan, including Managing Director in the Financial Institutions group from 1996 to 2011. During this time, he oversaw the rationalization of the firm's private equity investments in trading platforms and related ventures at LabMorgan from 2000 to 2001. Prior to this, Mr. Cruger ran the firm's investment banking practices in Japan from 1991 to 1996, Latin America from 1989 to 1991 and Emerging Asia from 1984 to 1988. He currently serves on the Board of Directors of M&T Bank Corporation and Virtu Financial, Inc., and has previously served on the Boards of Directors of Archipelago, Credittrade, Capital IQ and People's United Financial, Inc. until its acquisition by M&T Bank Corporation. Mr. Cruger received a B.A. from Clark University and an M.B.A. from Columbia University.

Mr. Cruger's experience in investment banking at a global financial services firm, his extensive knowledge of financial institutions and financial markets, his leadership roles as a director of other financial services firms, and his international business experience bring critical skills and strategic insight to the Board.

Kourtney Gibson



Age: 43
Director since: July 2020
Board Committees:
- Audit
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Fidelity National Information Services, Inc. (NYSE: FIS)

Qualifications and Career Highlights:

Kourtney Gibson has been the Chief Institutional Client Officer of TIAA, a leading provider of secure retirements and outcome-focused investment solutions, since July 2022. Previously, Ms. Gibson was Executive Vice Chairman of Loop Capital Markets, an investment bank, brokerage and advisory firm, from March 2022 to July 2022. Prior to this role, Ms. Gibson served in various roles at Loop Capital Markets, including as President from June 2016 to March 2022, Head of the Fixed Income Division from January 2015 to June 2016 and Head of the Equity Division from June 2005 to December 2015. Ms. Gibson is a member of the Board of Directors of Fidelity National Information Services, Inc., a member of the Economic Club of Chicago and previously served on the Board of lululemon athletica inc. until June 2023. Ms. Gibson also currently serves on the Board of Trustees at Viterbo University, the Board of the Dibia Dream Foundation and the Board of the Chicago Scholars Foundation. Ms. Gibson received an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A. from the University of Miami.

Ms. Gibson brings to the Board her wealth of experience relating to the evolving market structure of both the fixed income and equity markets, as well her broad-based experience with institutional investor clients.

Roberto Hoornweg



Age: 57
Director since: March 2025
Board Committees:
- Finance
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Richard G. Ketchum



Age: 74
Director since: April 2017
Board Committees:
- Audit
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Roberto Hoornweg was appointed the Co-Head, Corporate & Investment Banking at Standard Chartered in April 2024, where he has responsibility for Europe, Americas, Middle East and Africa markets, and is a member of the Group Management Team. Prior to his current role, he was Global Head of Financial Markets since January 2017. In that role, he led all of Standard Chartered's businesses that provided clients with foreign exchange, interest rates, commodities, financing and securities services, as well as Standard Chartered's fully integrated primary and secondary credit solutions suite across bonds, loans, structured credit and structured finance. Mr. Hoornweg also had responsibility for the global Research and Resource Management & Analytics group which manages x-value adjustments, funding for financial markets and the modeling & analytics group. Prior to joining Standard Chartered, he held a senior role at Brevan Howard Asset Management from November 2014 to December 2017, where he was a partner leading the Brevan Howard liquid portfolio strategies funds business. Before that, he spent three years at UBS Investment Bank in London leading the global Securities Distribution business and then co-heading the global Fixed Income, Currencies and Commodities division. Roberto's financial markets experience began with a 17-year career at Morgan Stanley where he held various senior roles in fixed income derivatives, including leading the global emerging markets fixed income & FX business, and as head of global interest rates, credit and currencies. Roberto holds a Bachelor of Science with a major in Economics from the Massachusetts Institute of Technology.

Mr. Hoornweg brings global financial markets expertise, fixed income knowledge and leadership experience from a number of financial institutions.

Qualifications and Career Highlights:

Richard G. Ketchum was most recently Chief Executive Officer of the Financial Industry Regulatory Authority, Inc. ("*FINRA*") from March 2009 to July 2016 and served as Chairman of FINRA's Board of Governors from March 2009 to August 2016. Prior to joining FINRA, Mr. Ketchum held a range of senior regulatory positions in the financial industry over twenty years, including as Chief Executive Officer of NYSE Regulation, Inc., President of the NASDAQ OMX Group Inc., a predecessor of Nasdaq, Inc., President and Chief Operating Officer of the National Association of Securities Dealers Inc., a predecessor of FINRA, and Director of the Division of Market Regulation at the SEC. Mr. Ketchum was also the General Counsel of the Corporate and Investment Bank of Citigroup Inc. Mr. Ketchum is on the Board of Directors of GSS, a subsidiary of BNY Mellon. He previously served as Non-Executive Chairman of the Board of Directors of Sculptor Capital Management, Inc. Mr. Ketchum received a B.A. from Tufts University and a J.D. from New York University School of Law.

Mr. Ketchum brings to the Board substantial regulatory experience in the securities industry and deep knowledge of the legal and compliance issues facing companies in the financial services industry.

Emily Portney



Age: 53
Director since: October 2017
Board Committees:
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Emily Portney became the Global Head of Asset Servicing for the Bank of NY Mellon ("*BK*"), a global financial services institution, in February 2023, after serving as the Chief Financial Officer of the firm from 2020 to 2023 and Head of Asset Servicing, Americas from 2018 to 2020. Emily is a member of BK's Executive Committee. As CEO of Asset Servicing, Emily oversees BK's largest business unit, providing investment administration, operational and technology solutions to traditional and alternative asset managers, asset owners, insurance companies, banks and broker-dealers. Prior to joining BK, Ms. Portney was Chief Financial Officer of Barclays International where she helped to establish the non-ring-fenced bank, and led a global organization spanning the Corporate and Investment Bank, the Private Bank, as well as Cards and Payments. Ms. Portney started her career at JPMorgan Chase & Co in 1993 and served in various senior roles including Global Head of Clearing and Collateral Management as well as Chief Financial Officer of Equities and Prime Services. Ms. Portney previously served on the Board of Directors of The Depository Trust & Clearing Corporation (DTCC). Ms. Portney received a B.A. from Duke University and an M.B.A. from Columbia University.

Ms. Portney brings leadership experience from a number of financial institutions. Ms. Portney also has in-depth experience relating to clearing operations and strategies and the requirements of operating a firm in a highly regulated industry.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that each of our current directors, other than Mr. Concannon, our Chief Executive Officer ("*CEO*"), currently meet the independence requirements contained in the NASDAQ listing standards and applicable securities rules and regulations. In determining the independence of each of our non-employee directors, the Board considered the transactions described under "*Certain relationships and related party transactions – Other transactions*." None of our non-employee directors has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board refreshment

We do not have director age or term limits, as we believe our efforts to regularly refresh the Board with new directors, as well as natural turnover, have achieved the appropriate balance between maintaining longer-term directors with deep institutional knowledge and new directors who bring new perspectives to our Board. Our Board reviews director tenure every year in connection with its director independence determinations. We plan to continue to refresh our Board of Directors to ensure that it is composed of high functioning and qualified members.

In addition, on an annual basis, the Nominating and Governance Committee reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its Committees.

Board composition

The Company's Board Composition Statement, included in our Corporate Governance Guidelines, cites the design of the composition of the Board as an essential element in the attainment of its strategic objectives and in achieving sustainable and balanced development. In designing and evaluating the Board's composition, a variety of attributes, including skills, knowledge, experience and length of service, are considered. The ultimate decision on all Board nominations is based on merit and the expected contributions that the selected candidates will bring to the Board.

The Nominating and Corporate Governance Committee annually reviews the approval criteria for the selection of new directors and the evaluation and renomination of existing directors, including with regard to the Board Composition Statement. This annual evaluation enables the Board and the Nominating and Corporate Governance Committee to update the skills and experience they seek in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for election by the stockholders. The Nominating and Corporate Governance Committee is tasked with identifying individuals qualified to become directors and considers candidates to fill positions on the Board based on a set of criteria for the selection and evaluation of directors approved by the Board. The Nominating and Corporate Governance Committee operates under a charter, which is available in the *Investor Relations — Governance* section of our corporate website at *www.marketaxess.com*. Under our By-Laws, directors are elected by a majority of the votes cast. Pursuant to our resignation policy, if an incumbent nominee for director does not receive at least a majority of the votes cast, that director is required to tender his or her resignation to the Board, subject to acceptance by the Board.

The Nominating and Corporate Governance Committee will give the same consideration to properly submitted candidates recommended by stockholders as they do candidates suggested by other parties. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described below under "— *Communicating with our Board members*." In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under "— *Qualifications for director nominees*" though meeting such minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person recommended by a stockholder. The Nominating and Corporate Governance Committee may also engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company. The Board's responsibility is one of oversight, and in performing its oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to, or shared with, its stockholders.

As further detailed below, the Board's leadership structure includes:

- ***Separate Chairman and CEO*:** The roles of Chairman and CEO are held by two separate individuals;

- ***Independent Chairman*:** The Chairman of the Board is an independent director;

- ***Independent, active, and effective directors*:** Our directors are all of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies; and

- ***Structural safeguards that preserve the Board's independence*:** Our Corporate Governance Guidelines provide mechanisms such as the option for, and defined duties of, a Lead Independent Director and requirements that the members and chairs of our Board committees be independent directors.

Our Corporate Governance Guidelines provide that the Board selects the Company's Chairman and Chief Executive Officer in the manner that it determines to be in the best interests of the Company's stockholders. Therefore, the Board does not have a policy on whether the roles of Chairman and Chief Executive Officer should be separate or combined and, if it is to be separate, whether the Chairperson should be selected from the independent directors.

On November 6, 2024, the Company announced Mr. McVey's retirement as Executive Chairman of the Board, effective December 31, 2024, and the election of Carlos M. Hernandez as Chairman, effective January 1, 2025.

Previously, Mr. McVey, our founder, served as both Chairman of the Board and CEO of the Company from 2000 until April 2023, at which time Mr. McVey became Executive Chairman and Mr. Concannon, formerly the Company's President and Chief Operating Officer, was promoted to CEO. As Executive Chairman, Mr. McVey focused on supporting Mr. Concannon in his new role, further developing corporate strategy and working closely with key clients and our Board.

Mr. McVey has agreed to provide consulting services following his retirement from the Board. See "*Employment agreements and severance arrangements with our Named Executive Officers – Richard M. McVey consulting agreement*." This will allow the Board to continue to leverage Mr. McVey's industry expertise and extensive knowledge of MarketAxess.

Our Corporate Governance Guidelines provide that the Chairman presides over executive sessions and, in consultation with management, sets the agenda for Board meetings, among other duties. Our Corporate

Governance Guidelines further provide that the Company shall have a Lead Independent Director of the Board when the Chairman of the Board is an affiliated director, a member of the Company's management or otherwise at the discretion of the Board. Prior to January 1, 2025, Ms. Altobello served as our Lead Independent Director. Ms. Altobello stepped down as Lead Independent Director upon Mr. Hernandez becoming Chairman. The Board determined that Mr. Hernandez is independent. When the Board utilizes a Lead Independent Director position, our Corporate Governance Guidelines provide clearly defined responsibilities including that such person is responsible for, among other things, consulting with the Chairman regarding the agenda and meeting schedules for each Board meeting, coordinating the activities of the non-employee directors, including presiding over the executive sessions of non-employee directors, and serving as a liaison between the Executive Chairman and the non-employee directors. The Lead Independent Director, when the Board has one, also has the authority to call meetings of the independent directors and, if requested by significant stockholders, is available for consultation and direct communication.

The Board currently believes that separating the roles of the Chairman and the CEO, and appointing an independent Chairman, is in the best interests of the Company and its stockholders and represents the most effective leadership structure for the Company. The Board believes that strong independent leadership is essential for the Board to effectively perform its functions and to help promote independent oversight of management.

The Board has also established other structural safeguards that serve to preserve the Board's independent oversight of management. For example, the Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. The Board's Audit Committee, Compensation and Talent Committee, Nominating and Corporate Governance Committee, Risk Committee and Finance Committee are comprised entirely of, and are chaired by, independent directors. Independent oversight of our CEO's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our CEO's performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

Audit Committee

The Audit Committee of the Board of Directors oversees the accounting and financial reporting process and the audits of the financial statements of the Company. The Audit Committee is also responsible for preparing the audit committee report required to be included in this Proxy Statement, and the Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Company's outside auditor. The Audit Committee currently consists of Messrs. Casper (Chair) and Cruger, Ms. Gibson and Mr. Ketchum.

The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that each member of the Audit Committee satisfies the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that each member of the Audit

Committee is an "audit committee financial expert" as defined by the SEC. For information regarding the experience and qualifications of our Audit Committee members, see the information in this Proxy Statement under the section heading "*Proposal 1 – Election of Directors — Director information.*"

Compensation and Talent Committee

The Compensation and Talent Committee of the Board of Directors (the "*Compensation Committee*") is responsible for reviewing and approving, and, as applicable, recommending to the full Board for approval, the compensation of the CEO and all other officers of the Company, as well as the Company's compensation philosophy, strategy, program design and administrative practices. The compensation programs reviewed and approved by the Compensation Committee consist of all forms of compensation, including salaries, cash incentives and stock-based awards and benefits. The Compensation Committee is also responsible for oversight of the Company's talent strategy and talent management processes, including talent acquisition, leadership development and succession planning for key roles, and reviewing the Company's corporate culture. The Compensation Committee currently consists of Ms. Altobello (Chair), Mr. Casper, Ms. Gibson and Mr. Hernandez. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards and a "non-employee director" under the applicable SEC rules and regulations.

Finance Committee

The Finance Committee assists the Board with its oversight of the Company's global treasury activities, mergers, acquisitions, divestitures, strategic investments, capital structure and capital allocation strategy, financing and liquidity requirements, dividends, stock repurchase authorizations, investor relations activities and insurance and self-insurance programs. The Finance Committee currently consists of Messrs. Begleiter (Chair), Cruger and Hoornweg.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors identifies individuals qualified to become Board members and recommends for selection by the Board the director nominees to stand for election at each annual meeting of the Company's stockholders. In connection therewith, the Nominating and Corporate Governance Committee reviews certain policies regarding the nomination of directors and recommends any changes in such policies to the Board for its approval; identifies individuals qualified to become directors; evaluates and recommends for the Board's selection nominees to fill positions on the Board; and recommends changes in the Company's corporate governance policies, including the Corporate Governance Guidelines, to the Board for its approval. The Nominating and Corporate Governance Committee oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee also oversees the Company's environmental, social and governance strategy and initiatives. See "*Environmental, social and governance strategy and initiatives.*" The Nominating and Corporate Governance Committee currently consists of Mr. Cruger (Chair) and Mses. Altobello and Chwick. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

Risk Committee

The Risk Committee assists the Board with its oversight of the Company's risk management activities, with particular responsibility for overseeing designated areas of risk that are not the primary responsibility of another committee of the Board or retained for the Board's direct oversight. Items delegated to the Risk Committee by the Board include technology and cybersecurity risk, credit risk, clearing risk and regulatory risk. The Risk Committee also oversees and receives reports related to the Company's cybersecurity insurance policies and

data security policies and procedures. The Risk Committee currently consists of Ms. Chwick (Chair), Messrs. Hoornweg and Ketchum and Ms. Portney.

Meetings and attendance

The following table sets forth the chairs and membership structure of the Board and each standing Board committee as of April 23, 2025, and the number of Board and Board committee meetings held during 2024:

Board Structure and Meetings			
	Chair	**Number of Members**	**Number of Meetings**
Board	Carlos M. Hernandez	11	7
Audit Committee[1]	Stephen P. Casper	4	5
Compensation & Talent Committee	Nancy Altobello	4	5
Finance Committee	Steven L. Begleiter	3	6
Nominating and Corporate Governance Committee	William Cruger	3	4
Risk Committee[1]	Jane Chwick	4	5

(1)   In addition to the meetings disclosed in the table above, the Audit and Risk Committees held one joint Audit and Risk Committee meeting in 2024.

The non-management directors met in executive session without management directors or employees at each of the meetings of the Board during 2024. We expect each director to attend each meeting of the full Board and of the committees on which such director serves and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. All but one of the current directors who were serving on our Board at the time attended our 2024 annual meeting of stockholders (the "*2024 Annual Meeting*").

Risk oversight

The Board's involvement in risk oversight

The Board's responsibility is to oversee the Company's risk management processes over the short-, medium- and long-term by informing itself of the Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks. See "—*Management's involvement in risk oversight*" below.

The Board of Directors and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee assists the Board with its oversight of the Company's risk management activities, including operational risks, cybersecurity risk, business resiliency and continuity, software change management and deployment and system capacity, credit and settlement risks and regulatory risks. Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for more information on the Board's oversight of cybersecurity. The Audit Committee assists the Board in its oversight of the Company's significant financial risk exposures. In addition, the Compensation Committee is charged with reviewing and assessing risks arising from the Company's compensation policies. Risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on each Committee. In addition, the Nominating and Corporate Governance Committee is charged with overseeing risk related to the Company's environmental, social and governance strategy and initiatives. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

Management's involvement in risk oversight

The Company's management is responsible for defining the various short-, medium and long-term risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures on a day-to-day basis. The Company has adopted an Enterprise Risk and Resilience Framework (the "*ERRF*") to identify, assess, monitor, and control the Company's risks. The implementation and execution of the ERRF is headed by our Chief Risk Officer.

The Company maintains several management risk governance committees, including:

- The Global Management Team, which assists management's efforts to assess and manage risk and is comprised of the Company's senior managers. The Global Management Team assesses the Company's business strategies and plans and ensures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks;
- The Credit Risk Management Committee, which is responsible for overseeing and challenging risk appetite for global credit risk exposures;
- The EMEA and APAC Operating Committee, which maintains operational oversight of the international business of MarketAxess across EMEA & APAC;
- The Data Management Committee, which is responsible for overseeing data risk-related matters including privacy considerations;
- The Information Security Management System Committee, which is responsible for maintaining the Company's global Information Security Management Framework and providing oversight on information security matters;
- The Operational Risk Committee, which is responsible for ensuring operational risks are adequately resourced, risk assessed and controlled; and
- The AI Committee, which oversees the Company's use of third-party generative AI tools and other technologies.

The Company follows the "three lines of defense" approach to risk management. The first line of defense is the Company's business functions that generate revenue. This line is changed with: (i) identifying, assessing, monitoring and managing the Company's risks within the Company's risk appetite limits; and (ii) identifying inherent and residual risks by process. The second line of defense is comprised of the Company's Risk and Legal and Compliance departments. This line is charged with: (i) independently assessing, quantifying and overseeing risks identified by the first line; and (ii) assisting risk owners in reporting risk-related information up and down the Company. The third line of defense is the Company's internal audit department. This line: (i) independently assesses and tests the effectiveness of the control processes established by the first line; (ii) independently evaluates the design and effectiveness of the second line's risk management program; and (iii) provides global assurance to the Audit Committee and executive management on the effectiveness of internal controls and risk processes. See "—*Internal Audit's involvement in risk oversight*" below.

The Chief Risk Officer regularly prepares updates and reports for the Global Management Team, Risk Committee and the Board of Directors. Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for more information on management's role in oversight of cybersecurity.

Outside advisors' role in risk oversight

Management and our Board and its committees also engage outside advisors where appropriate to assist in the identification, oversight, evaluation and management of the risks facing our business. Advisors may be engaged either on a regular basis to inform the Board or management of ongoing risks, or occasionally to advise on specific topics.

Such advisors include auditors, law firms, financial firms, compensation consultants, cybersecurity experts and other consultants.

Internal Audit's involvement in risk oversight

Our internal audit department, led by our Chief Audit Executive and under the direct supervision of the Audit Committee, provides independent and objective assurance, verifies risk mitigation activities and strives to improve the Company's overall operations through effective internal controls. The internal audit department assesses the Company's disclosure controls and procedures and reports any material weaknesses or significant deficiencies to the Audit Committee. Following each quarterly meeting of the Audit Committee, the Chief Audit Executive meets with the Audit Committee in a closed executive session.

Board evaluations

Each year, the members of the Board of Directors conduct a confidential written assessment of the Board's performance that is reviewed and summarized by the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee. As part of the evaluation process, the Board reviews its overall composition, including director tenure, board leadership structure, the effectiveness of its Board Composition Policy, and individual skill sets, to ensure it serves the best interests of stockholders and positions the Company for future success. Each Board committee also conducts an annual written self-assessment of its performance during the prior year. The results of the assessments are then summarized and communicated back to the appropriate committee chairpersons and our Chairman. After the evaluations, the Board and management work to improve upon any issues or focus points disclosed during the evaluation process. As part of the evaluation process, each committee reviews its charter annually.

Succession planning and talent management

The Board is committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. Management facilitates a formal talent management and leadership development review on an annual basis for the Board. The review is focused on both immediate, short-term coverage plans for all executives in the event of an unforeseen situation, as well as longer-term, strategic succession planning. A critical element of the review is an evaluation of the Company's formal leadership development and talent acquisition initiatives in order to ensure that our leadership team has the skills, capabilities and experience to effectively lead our existing, and future, global business. The review also focuses on the retention of key managers. The annual talent management and leadership development review is supplemented by an additional year-end review by the Board of the individual performance and year-end compensation proposals for the executive management team and other key staff.

The Board has formal exposure to management at Board meetings, as well as at Board committee meetings and other discussions. There are other opportunities for more informal interaction with employees across the organization throughout the year through various events and collaborative experiences.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the CEO and Senior Financial Officers, which includes our Chief Financial Officer ("*CFO*"). Both the Code of Conduct and the Code of Ethics for the CEO and Senior Financial Officers can be accessed in the *Investor Relations — Governance* section of our website at *www.marketaxess.com*. We intend to satisfy any disclosure obligations regarding waivers of or amendments to our Code of Ethics for the CEO and Senior Financial Officers by posting such information on our website at *www.marketaxess.com*.

You may also obtain a copy of these documents without charge by writing to MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee, Finance Committee, Nominating and Corporate Governance Committee and Risk Committee, as well as a copy of the Company's Corporate Governance Guidelines, can be accessed in the *Investor Relations — Governance* section of our website.

Communicating with our Board members

We make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 55 Hudson Yards, 15th Floor, New York, New York 10001. The General Counsel will review the correspondence and forward it to our Chairman of the Board, or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner where permitted by local law, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 55 Hudson Yards, 15th Floor, New York, New York 10001, or electronically, at our corporate website, *www.marketaxess.com* under the heading "*Investor Relations — Governance — Whistleblower contact*," by clicking the "*Confidential Ethics Web Form"* link.

Director compensation

For 2024, our Compensation Committee retained the services of Frederic W. Cook & Co., Inc. ("*FW Cook*") as its independent compensation consultant for purposes of advising on non-employee director compensation. FW Cook reports directly to the Compensation Committee and prepares an annual review of director compensation for the Compensation Committee. The Compensation Committee then submits any proposed changes in pay level or program structure to the full Board for its consideration, and if appropriate, approval.

FW Cook reviews and recommends compensation structure and adjustments based on the board compensation of our Proxy peer group (see "*Compensation discussion and analysis — How we determine pay levels — Peer group"*).

All directors, other than Mr. Concannon, are non-employees and independent directors. Mr. Concannon receives no additional compensation for his service as a director. Mr. McVey retired from the Board effective December 31, 2024. Mr. McVey received no additional compensation for his service as a director in 2024.

There were no changes to the director compensation program as compared to the previous year.

A summary of the structure of our director pay program that is in effect as of July 2024 is as follows:

Director Compensation Structure	
Retainers and Committee Fees	**Annual Payment**
Board Member Cash Retainer	$85,000
Board Member Equity Retainer	$160,000
Chairman of the Board Fee [1]	$150,000
Former Lead Independent Director Fee [1]	$50,000
Audit and Risk Committee Fees [2]	$25,000(Chair); $12,500(Member)
All Other Committees Fees [2]	$20,000(Chair); $10,000(Member)

(1) The Chairman of the Board Fee is, and the former Lead Independent Director Fee was, paid in cash, equity, or a combination thereof, at the director's election. Effective January 1, 2025, Mr. Hernandez was elected Chairman of the Board and Ms. Altobello resigned from her position as Lead Independent Director.

(2) Committee Chairs do not receive membership fees while serving as Chair.

In June 2024, we granted 781 shares of restricted stock or restricted stock units ("*RSUs*"), at their election, to each non-employee director (other than Mr. Hoornweg, who joined the Board in March 2025). Ms. Altobello, who served as Lead Independent Director until January 2025, received 122 additional RSUs, equating to a portion of the Lead Independent Director Fee. All shares or units are scheduled to vest on the earlier of one year from the date of grant or the date of the next annual stockholders' meeting. The number of shares of restricted stock or RSUs granted was determined on the grant date by dividing the equity grant value by the average of the closing price of our Common Stock for the ten trading days up to and including the grant date. Non-employee directors may elect to defer receipt of shares underlying RSUs to a date after the vesting of the RSUs. Any cash dividends or equivalents on restricted stock or RSUs are not paid to the non-employee directors until the related award is vested, except in the case of RSUs with a deferred share receipt date, in which case such cash dividend equivalents are paid at that time. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards. All equity awards to non-employee directors are made under the Company's 2020 Equity Incentive Plan.

Below is a summary of the amount and form of actual compensation received by each non-employee director in 2024:

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2,4] ($)	All Other Compensation ($)	Total ($)
Director Compensation for Fiscal 2024				
Carlos M. Hernandez	$106,429	$153,404	–	$259,833
Nancy Altobello	$130,000	$177,367	–	$307,367
Steven L. Begleiter	$105,000	$153,404	–	$258,404
Stephen P. Casper	$120,000	$153,404	–	$273,404
Jane Chwick	$120,000	$153,404	–	$273,404
William Cruger	$127,500	$153,404	–	$280,904
Kourtney Gibson	$107,500	$153,404	–	$260,904
Richard G. Ketchum	$110,000	$153,404	–	$263,404
Emily Portney	$97,500	$153,404	–	$250,904
Richard Prager [3]	$48,413	–	–	$48,413

(1) The amounts represent cash retainers and committee fees earned in 2024.

(2) The amounts represent the aggregate grant date fair value of stock awards granted by the Company in 2024, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(3) Mr. Prager did not stand for re-election to the Board at the 2024 Annual Meeting.

(4) The table below sets forth information regarding the aggregate number of outstanding equity awards at the end of fiscal year 2024 for each non-employee director, including unvested awards and awards that have vested and been deferred. There were no stock option awards granted to directors in fiscal year 2024 and no stock options outstanding at fiscal year-end.

Name	Aggregate Number of Stock Awards Outstanding at Fiscal Year End
Equity Awards Outstanding	
Carlos M. Hernandez	781
Nancy Altobello	2,610
Steven L. Begleiter	2,915
Stephen P. Casper	781
Jane Chwick	781
William Cruger	781
Kourtney Gibson	781
Richard G. Ketchum	781
Emily Portney	781
Richard Prager	0

Director common stock ownership and holding guidelines

To keep the interests of non-employee directors and stockholders aligned, the Board of Directors has adopted stock ownership guidelines for our non-employee directors. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director, or $425,000. The holding requirement must be achieved within five years after the director has become a Board member and maintained throughout the non-employee director's service with the Company. All shares of Common Stock beneficially owned by the director, including shares purchased and held personally, vested and unvested restricted shares, vested and unvested RSUs, settled performance shares or performance stock units, and shares deferred under a non-qualified deferred compensation arrangement, count toward the minimum ownership requirement. Vested and unvested stock options and unearned performance shares or performance stock units are excluded.

In addition to the ownership guidelines, all non-employee directors must hold all shares granted for service for a minimum of five years from the date of grant. Directors are also required, for a period of six months following his or her departure from the Board, to comply with the Company's Insider Trading Policy that, among other things, prohibits trading in the Company's securities during specified blackout periods. See "— *Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading*" for more information.

As of April 1, 2025, the holding requirement was equal to 1,857 shares, calculated using a price of $228.85 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ended on March 31, 2025. All of our non-employee directors have either achieved the designated level of ownership or are in the five-year period following their appointment or election to the Board during which they are expected to achieve compliance.

Our 2020 Equity Incentive Plan provides for the accrual of dividends (or dividend equivalents) on unvested shares and units. However, dividends are not paid and are subject to forfeiture until all restrictions on the shares or units have lapsed.

We do not provide any retirement benefits or other perquisites to our non-employee directors.

Certain relationships and related party transactions

Related party transactions

Our Board has adopted a written policy providing that the Audit Committee will review and approve (or disapprove) or ratify transactions in excess of $120,000 of value in which we participate and in which a related party (as defined below) has or will have a direct or indirect material interest. Pursuant to this policy, the General Counsel undertakes an evaluation of whether a proposed transaction would constitute a related party transaction, and reports any such related party transaction, together with a summary of the material facts, to the Audit Committee. The Audit Committee reviews all of the relevant facts and circumstances and may, in its discretion based upon a determination that any such related party transaction is in the best interests of the Company, either approve or ratify such transaction, as applicable, request that the transaction be modified as a condition to the Audit Committee's approval or ratification, or disapprove of the entry into the transaction.

In determining whether to approve or ratify a related party transaction, the Audit Committee considers, among other factors: the material terms of the transaction, whether the transaction was undertaken in the ordinary course of business of the Company, whether the transaction was initiated by the Company or the related party, whether the transaction terms are no less favorable to the Company than terms that could have been reached with an unrelated third party, the purpose of and potential benefits to the Company of the transaction, the approximate dollar value and materiality of the amount involved, the nature of the relationship of the related

party to the Company, whether the related party transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company or the independence of a non-executive director, the related party's interest in the transaction, whether the transaction aligns with the Company's corporate value of integrity, any safeguards imposed to prevent actual or apparent conflicts of interest, and any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

In general, a "related party" is any person who is or was since the beginning of the last fiscal year for which the Company has filed its annual report on Form 10-K one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or an immediate family member of any of the foregoing persons.

Since January 1, 2024, there has not been, nor is there currently proposed, any related party transaction in which the Company was a participant, the amount involved exceeded or will exceed $120,000 and in which any related party had or will have a direct or indirect material interest.

Other transactions

Although not considered related party transactions that are required to be disclosed under SEC rules, each of the 5% stockholders that are listed under "*Security ownership of certain beneficial owners and management*" or their affiliated entities is a party to a user, dealer, data or other agreement that governs their access to, and activity on, our electronic trading platforms and access to our data products. In addition, from time to time, the Company and such stockholders could enter into other commercial agreements in which the 5% stockholder does not have a direct or indirect material interest.

In addition, certain entities for which some of our directors serve as employees or officers have entered into agreements with the Company that govern their access to, and activity on, our electronic trading platforms and access to our data products. Each of these agreements were entered into in the ordinary course of business and, subject to our usual trade terms, provide for the fees and expenses to be paid by such entities for the use of the platform or access to data. While these transactions are not considered related party transactions that are required to be disclosed under SEC rules, our Audit Committee reviews and approves such transactions on an annual basis.

Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading

The Company has adopted the MarketAxess Insider Trading Policy and Personal Trading Policies, which we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NASDAQ listing standards, as well as promote investor confidence in our stock and the securities available on our platforms.

Insider Trading Policy

The Insider Trading Policy governs the purchase, sale, and other dispositions of Company securities by directors, officers and employees, as well as by the Company itself. Among other things, the Insider Trading Policy prohibits our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, and during specified blackout periods.

The Insider Trading Policy also contains restrictions on the Company's repurchases of its securities. Repurchases of securities issued by the Company, including its common stock, should be effected (i) when the Company is not aware of material non-public information about the Company or Company securities, (ii) pursuant to a contract,

instruction, or plan that satisfies the requirements of Rule 10b5-1(c) under the Exchange Act, or (iii) otherwise in compliance with applicable law.

The foregoing summary of our Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the Company's Insider Trading Policy, a copy of which can be found as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Personal Trading Policies

Our Personal Trading Policies generally allow us to monitor the personal trading of our employees and are designed to place restrictions to prevent violative or otherwise inappropriate trading behavior. These restrictions are meant to prevent our employees from using information gained through their relationship with MarketAxess to engage in transactions with respect to any company's securities that could be considered manipulative or unethical. Depending on the employee's jurisdiction, the Personal Trading Policies also require duplicate trading confirmations and account statements from our employees to be sent to us to assist our compliance department in monitoring our employees' compliance with this policy.

SUSTAINABILITY INITIATIVES

We are focused on growing our business by delivering sustainable long-term value. At MarketAxess, we think of our sustainability strategy as one that encompasses both corporate and commercial objectives. We aim to operate the Company responsibly while managing risks and using our resources wisely. Our 2024 Sustainability Report, when available, can be accessed in the *Investor Relations — Governance* section of our website. The report details topics identified by a non-financial prioritization assessment. The 2024 Sustainability Report, and our response to the Climate Disclosure Project's climate change questionnaire referenced below are not, and will not be deemed to be, part of this Proxy Statement or incorporated by reference into any of our filings with the SEC.

Our Board takes an active role overseeing our sustainability initiatives and progress

A focus on strong corporate governance practices has long been part of the MarketAxess culture. We recognize the importance of Board independence, including with respect to our sustainability strategy and initiatives. Our Board is currently 91% independent, and each Board committee is comprised of only independent directors. Following the retirement of Founder and Executive Chairman, Rick McVey at the end of 2024, Carlos Hernandez succeeded him as Chairman of the Board. Mr. Hernandez brings a broad range of independent leadership experience and a deep understanding of the global financial markets and financial services and securities industries to the Board. In early 2025, we also added Roberto Hoornweg to our Board. Mr. Hoornweg brings global financial markets expertise, fixed-income knowledge and leadership experience from a number of financial institutions to the Board.

Our Board oversees our sustainability initiatives and the Board's oversight is supported through its committees. In particular, the Governance Committee oversees and periodically reviews and assesses the Company's sustainability strategy and initiatives. Other committees, such as the Compensation Committee and the Risk Committee oversee some of our highest priority sustainability topics, such as our talent strategy and cybersecurity practices.

We believe that effective risk management is critical to the successful operation of our business

In our latest prioritization assessment, Systemic Risk Management was upgraded to a Tier 1 topic for MarketAxess. As such, we have increased our transparency related to our risk management practices to provide our stockholders relevant information on the governance mechanisms that our Board and management team use to protect our technologies. We believe that our risk management practices are strong and can easily adapt to new developments and technologies as they arise.

We are investing in our talent throughout the organization

We are dedicated to attracting, developing and retaining top talent across the organization. We understand that our success is rooted in the capabilities and dedication of our workforce. To that end, we offer a range of development programs, such as customized management training program for new managers and leadership development training for more seasoned leaders. We also offer a range of live and on-demand technical, markets-related, product management, and professional skills development to all employees globally to enable them to develop a broad spectrum of skills and continue their career growth at MarketAxess. We believe in cultivating a culture where employees can thrive and grow their careers, driving both individual and company performance.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2025 and to audit the Company's internal control over financial reporting as of December 31, 2025, and the Board is asking stockholders to ratify that selection. PwC has audited our consolidated financial statements each year since our formation in 2000. The Audit Committee periodically considers whether there should be a rotation of independent registered public accounting firms and the Audit Committee currently believes that the continued retention of PwC is in the best interests of the Company and our stockholders. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

In 2011, the Company, in the ordinary course of its business, entered into a bulk data agreement with PwC for the purpose of supporting valuation conclusions reached by PwC in the normal course of PwC's audit and other work for its clients, which has been amended from time to time. Pursuant to the agreement, the Company provides bond pricing data to PwC on terms consistent with the terms of similar data sales agreements entered into by the Company. The aggregate revenue to the Company from the data agreement for the year ended December 31, 2024 was approximately $332,500. On an annual basis, the Audit Committee evaluates the effect of such agreement on the independence of PwC and has concurred with the opinion of the Company's management and PwC that the arrangement constitutes an "arm's-length" transaction that would not affect PwC's independence.

Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2025. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will have the same effect as a vote AGAINST this proposal. Brokers have discretionary authority to vote on Proposal 2 and, therefore, there will be no broker non-votes on Proposal 2.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2025.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2024 and 2023 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning, if any, and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the CEO and the CFO to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to, and including, a limit of $10,000 per service and an annual aggregate limit of $20,000 for all such services.

Each fiscal year, the Company's independent registered public accounting firm submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm) the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board (United States) ("*PCAOB*") regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence.

Each fiscal year, the independent registered public accounting firm also submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2024 and 2023.

Fee Category	2024	2023
Audit Fees [1]	$3,407,657	$3,418,157
Tax Fees [2]	150,000	75,000
All Other Fees [3]	2,750	6,000
Total	$3,560,407	$3,499,157

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal control over financial reporting), the audit of our broker-dealer subsidiaries' annual financial statements and the audits of our foreign subsidiaries' annual statutory financial statements.

(2) Tax fees are comprised of fees for transfer pricing services and international tax consulting.

(3) Other Fees are comprised of annual subscription fees for accounting related research and service fees related to XBRL conversion services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Mr. Casper (Chair), Mr. Cruger, Ms. Gibson and Mr. Ketchum. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates, and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors.

During fiscal year 2024, the Audit Committee met five times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings. Following each quarterly meeting during 2024, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management. The Audit Committee also had one joint meeting with the Risk Committee during 2024.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the PCAOB.

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2024 which are included in the Company's 2024 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

We have received the written disclosures and the letter from PwC concerning their communications with us concerning independence, as required by applicable requirements of the PCAOB, and we have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, that was filed with the SEC.

Submitted by the Audit Committee of the
Board of Directors:

Stephen P. Casper— Chair
William F. Cruger
Kourtney Gibson
Richard G. Ketchum

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as noted in footnote 2 below, the following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 7, 2025, by (i) each person or group of persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers ("*NEOs*"), (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 7, 2025, upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act and includes voting and investment power with respect to shares. The percentage of beneficial ownership is based on 37,201,388 shares of Common Stock outstanding at the close of business on April 7, 2025. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that such person or entity beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001.

	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders		
The Vanguard Group [1]	4,526,422	12.17%
BlackRock, Inc. [2]	2,480,491	6.67%
T. Rowe Price Investment Management, Inc. [3]	2,062,291	5.54%
FMR LLC [4]	1,918,576	5.16%
NEOs and Directors		
Carlos Hernandez [5]	21,495	*
Nancy Altobello [6]	1,271	*
Steven Begleiter [7]	7,766	*
Stephen P. Casper [8]	54,009	*
Jane Chwick [9]	7,655	*
Christopher R. Concannon [10]	53,107	*
William F. Cruger [11]	8,023	*
Kourtney Gibson [12]	2,368	*
Roberto Hoornweg [13]	215	*
Richard G. Ketchum [14]	3,919	*
Emily H. Portney [15]	3,656	*
Ilene Fiszel Bieler [16]	599	*
Kevin M. McPherson [17]	64,555	*
Naineshkumar S. Panchal [18]	3,134	*
Scott Pintoff [19]	5,299	*
Christophe Roupie [20]	4,823	*
Christopher N. Gerosa	—	*
Richard M. McVey [21]	517,385	1.39%
All Executive Officers and Directors as a Group (16 persons) [22]	241,894	*

* Less than 1%.

(1) Information regarding the number of shares beneficially owned by The Vanguard Group was obtained from a Schedule 13G filed by The Vanguard Group with the SEC on February 13, 2024. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Information regarding the number of shares beneficially owned by BlackRock, Inc. was obtained from a Schedule 13G filed by BlackRock, Inc. with the SEC on April 17, 2025. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(3) Information regarding the number of shares beneficially owned by T. Rowe Price Investment Management, Inc. was obtained from a Schedule 13G filed by T. Rowe Price Investment Management, Inc. with the SEC on November 14, 2024. The principal business address of T. Rowe Price Investment Management, Inc. is 101 E. Pratt Street, Baltimore, MD 21201.

(4) Information regarding the number of shares beneficially owned by FMR LLC was obtained from a Schedule 13G filed by FMR LLC with the SEC on November 12, 2024. The principal business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5) Consists of (i) 493 shares of Common Stock owned individually; (ii) 19,946 shares of Common Stock held indirectly in a trust; and (iii) 1,056 unvested restricted stock awards that vest within 60 days.

(6) Consists of (i) 368 shares of Common Stock owned individually; and (ii) 903 unvested RSUs that vest within 60 days. Does not include 1,707 deferred RSUs.

(7) Consists of (i) 6,985 shares of Common Stock owned individually; and (ii) 781 unvested RSUs that vest within 60 days. Does not include 2,134 deferred RSUs.

(8) Consists of (i) 8,420 shares of Common Stock owned individually; (ii) 44,808 shares of Common Stock held indirectly in a trust for which Mr. Casper's spouse is the trustee; and (iii) 781 unvested restricted stock awards that vest within 60 days.

(9) Consists of (i) 6,874 shares of Common Stock owned individually; and (ii) 781 unvested restricted stock awards that vest within 60 days.

(10) Consists of (i) 34,748 shares of Common Stock owned individually; and (ii) 18,359 shares of Common Stock issuable pursuant to stock options granted to Mr. Concannon that are or become exercisable within 60 days. Does not include (i) 27,463 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 12,216 unvested RSUs; (iii) 1,317 deferred RSUs or (iv) 29,357 PSUs (as defined herein).

(11) Consists of (i) 7,242 shares of Common Stock owned individually; and (ii) 781 unvested restricted stock awards that vest within 60 days.

(12) Consists of (i) 1,587 shares of Common Stock owned individually; and (ii) 781 unvested restricted stock awards that vest within 60 days.

(13) Consists of 215 unvested restricted stock awards that vest within 60 days.

(14) Consists of (i) 3,138 shares of Common Stock owned individually; and (ii) 781 unvested restricted stock awards that vest within 60 days.

(15) Consists of (i) 2,875 shares of Common Stock owned individually; and (ii) 781 unvested restricted stock awards that vest within 60 days.

(16) Consists of 599 unvested RSUs that vest within 60 days. Does not include (i) 4,065 unvested restricted stock units or (ii) 4,664 PSUs.

(17) Consists of (i) 64,555 shares of Common Stock owned individually. Does not include (i) 6,870 unvested restricted stock units or (ii) 9,571 PSUs.

(18) Consists of (i) 3,134 shares of Common Stock owned individually. Does not include (i) 7,209 unvested restricted stock units or (ii) 6,079 PSUs.

(19) Consists of (i) 5,299 shares of Common Stock owned individually. Does not include (i) 4,539 unvested restricted stock units or (ii) 5,293 PSUs.

(20) Consists of (i) 4,823 shares of Common Stock owned individually. Does not include (i) 4,574 unvested restricted stock units or (ii) 6,286 PSUs.

(21) Consists of (i) 484,463 shares of Common Stock owned individually; (ii) 2,000 shares of Common Stock owned by immediate family members; and (iii) 30,922 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days. Does not include (i) 7,359 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 16,260 unvested RSUs; (iii) 61,306 deferred RSUs or (iv) 10,211 PSUs.

(22) Consists of (i) 215,295 shares of Common Stock owned individually and indirectly; (ii) 8,240 shares or RSUs that vest or deliver within 60 days; and (iii) 18,359 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include (i) 27,463 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 37,473 RSUs that are unvested; (iii) 5,158 deferred RSUs or (iv) 61,250 PSUs.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of the date hereof.

Name	Age	Title
Christopher R. Concannon	57	Chief Executive Officer
Ilene J. Fiszel Bieler	56	Chief Financial Officer
Kevin M. McPherson	54	Chief Revenue Officer
Naineshkumar S. Panchal	53	Chief Information Officer
Scott Pintoff	54	General Counsel and Corporate Secretary
Christophe Roupie	59	Head of EMEA and APAC

Christopher R. Concannon has been Chief Executive Officer since April 2023 and served as our Interim Chief Financial Officer from February 2024 until May 2024. He previously served as our President & Chief Operating Officer, from January 2019 to April 2023. Mr. Concannon has been a member of the Board of Directors since January 2019. See "*Proposal 1 — Election of Directors — Director information"* for a discussion of Mr. Concannon's business experience.

Ilene J. Fiszel Bieler has served as the Company's Chief Financial Officer since May 2024. Ms. Fiszel Bieler previously served as Executive Vice President, Global Head of Investor Relations and Chief Operating Officer of State Street Global Markets and Global Credit Finance of State Street Corporation ("*State Street*"), a global financial services and bank holding company, from 2022 to May 2024, Executive Vice President, Global Head of Investor Relations of State Street from 2020 to 2022 and Senior Vice President, Global Head of Investor Relations of State Street from 2017 to 2020. Prior to State Street, Ms. Fiszel Bieler served in various positions, including as Head of Investor Relations and Strategy for the Americas at Barclays plc and Head of Fixed Income Investor and Rating Agency Relations at Citigroup Inc. Ms. Fiszel Bieler holds a B.A. from the University of Arizona and a Master of Urban Planning from New York University.

Kevin M. McPherson has been Chief Revenue Officer since July 2023. Previously, Mr. McPherson served as Global Head of Sales from June 2014 to July 2023 and U.S. Sales Manager from January 2008 to June 2014. From March 1999 to December 2007, Mr. McPherson was a Sales Representative for the Company, running the Company's West Coast sales and distribution effort. From June 1996 to March 1999, Mr. McPherson worked within the Emerging Markets Fixed Income Group of Scudder Stevens & Clark, where he traded emerging market fixed income securities and supported portfolio administration. Mr. McPherson began his career at State Street Bank & Trust, where he worked from June 1994 to June 1996 as an accountant and auditor for fixed income and equities portfolios. Mr. McPherson received a B.A. in business administration from the University of Maine.

Naineshkumar S. Panchal has been Chief Information Officer since March 2022. Prior to his current role, Mr. Panchal served as a Managing Director of Goldman Sachs Asset Management Technology from November 2014 to February 2022. In that role, he served in various capacities, including a Global Co-Head of Technology, Asset Management Division from 2020 to 2021, Global Head of Goldman Sachs Asset Management Portfolio Management and Trading Technology from 2019 to 2020, Global Co-Head of Goldman Sachs Asset Management Portfolio Management and Trading Technology from 2018 to 2019 and Global Head of Fixed Income and Sales Technology, Asset Management Division from 2014 to 2018. Prior to this role, he was a Managing Director, Technology of Goldman Sachs Securities Division, serving in various capacities from 1996 to 2014. Mr. Panchal began his career as a Consultant, Financial Services at Andersen Consulting prior to his tenure at Goldman Sachs. He holds a B.A. and an M.A., each in Computer Science, from Cambridge University.

EXECUTIVE OFFICERS

Scott Pintoff has been General Counsel and Corporate Secretary of MarketAxess since February 2014. In this role, Mr. Pintoff is responsible for the legal and compliance departments, as well as the regulatory affairs of the Company. Prior to joining MarketAxess, Mr. Pintoff was General Counsel and Corporate Secretary at GFI Group, a position he held since 2003. At GFI, Mr. Pintoff was responsible for all legal, regulatory and compliance matters, including GFI's initial public offering, all major acquisitions and implementation of the Dodd-Frank Act. Mr. Pintoff joined GFI Group in 2000 as Associate General Counsel. Prior to GFI, Mr. Pintoff was at Dewey Ballantine LLP from 1996 to 2000 within the mergers and acquisitions group. Mr. Pintoff received a B.A. (Honors) from Wesleyan University and a J.D from the New York University School of Law.

Christophe Roupie has been Head of EMEA and APAC since May 2020. From March 2017 through May 2020, Mr. Roupie was the Company's Head of Europe and Asia. Prior to joining MarketAxess, from October 2015 until October 2016, Mr. Roupie was the CEO of HiRock AG, a family office in Switzerland. From May 2005 to October 2015, Mr. Roupie was Global Head of Trading and Securities Financing at AXA Investment Managers. While at AXA Investment Managers, he managed trading teams in Paris, London, Hong Kong and Greenwich, Connecticut across equities, fixed income, FX, derivatives, repo and stock lending. Prior to this, Mr. Roupie was the Global Head of Fixed Income Trading at IXIS AM (now Natixis Asset Management) from October 2000 to March 2005.

A LETTER FROM OUR COMPENSATION AND TALENT COMMITTEE

Dear Fellow Stockholders,

As members of MarketAxess' Compensation and Talent Committee (the "*Compensation Committee*"), we endeavor to create an executive compensation program that is performance-based, directly correlated with business and financial results, and designed to attract, reward and retain high caliber executives.

In 2024, we received strong positive feedback from stockholders on our compensation program. The 2024 say-on-pay proposal received 94% support, and subsequent stockholder engagement in late 2024 and early 2025 has generally been positive. The Compensation Committee seeks to include the input of our stockholders in the regular evaluation of our programs and welcomes continued stockholder feedback regarding our executive compensation practices. The Company reached out to stockholders who collectively represented over 68% of our outstanding common stock and had conversations with thirteen stockholders who requested engagement representing approximately 49% percent of our outstanding common stock. The feedback from our stockholders, including the welcomed evolution of our executive compensation programs over the last few years, was conveyed to our Compensation Committee. We remain determined to understand your perspectives and committed to considering constructive changes in response to your feedback.

Our compensation program is designed to reward the short-term and long-term success of the Company. The Company's 2024 NEO cash incentives were tied to both 2024 adjusted operating income and the executive's individual performance, including contributions to the Company's strategic objectives. The Company's 2024 equity incentives, granted in February 2025, were comprised 50% of performance stock units ("*PSUs*"), which measure a combination of U.S. credit market share, revenue growth excluding U.S. credit and operating margin, over a subsequent three-year performance period.

The structure of our performance equity awards has significantly aligned our stockholder interests and the compensation of our NEOs. For example, the performance equity awards that were granted in 2022 paid out in early 2025 at 45% of target.

As further described under "Corporate governance and board matters – Board leadership structure," Mr. McVey retired as Executive Chairman of the Board effective December 31, 2024, and Mr. Hernandez was elected Chairman effective January 1, 2025. The Board currently believes that separating the roles of the Chairman and the Chief Executive Officer, and appointing an independent Chairman, is in the best interests of the Company and its stockholders and represents the most effective leadership structure for the Company. The Board believes that strong independent leadership is essential for the Board to effectively perform its functions and to help promote independent oversight of management.

Our Compensation Committee is and will remain committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to continuing the dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you for your investment in MarketAxess.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Nancy Altobello – Chair
Stephen P. Casper
Kourtney Gibson
Carlos M. Hernandez

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("*CD&A*") describes the Company's executive compensation program and provides an overview of the Company's pay for performance methodology and compensation decisions for the following NEOs:

Named Executive Officers	
Name	**Title**
Christopher R. Concannon	Chief Executive Officer
Ilene J. Fiszel Bieler	Chief Financial Officer
Richard M. McVey	Former Executive Chairman
Kevin M. McPherson	Chief Revenue Officer
Naineshkumar S. Panchal	Chief Information Officer
Christopher N. Gerosa	Former Chief Financial Officer

On November 9, 2023, the Company announced that Mr. Gerosa, then Chief Financial Officer, would step down, effective January 31, 2024. In accordance with SEC rules, Mr. Gerosa is included as an NEO in this CD&A.

Effective May 23, 2024, Ms. Fiszel Bieler joined as Chief Financial Officer. Mr. Concannon served as Interim Chief Financial Officer between February 1, 2024 and May 22, 2024.

Effective December 31, 2024, Mr. McVey retired from the Company. In accordance with SEC rules, Mr. McVey is included as an NEO in this CD&A.

Responding to stockholders; evolving pay practices

Say-on-Pay support and 2024 stockholder engagement

Our annual say-on-pay vote ("*Say-on-Pay*") is one of our opportunities to receive feedback from stockholders regarding our executive compensation program. At the 2024 Annual Meeting, approximately 94% of the votes cast approved the Say-on-Pay proposal, consistent with our historical rate of support. The Company continues to conduct annual outreach with our stockholders to better understand investors' perspectives on our compensation program and incorporate their feedback. Following the 2024 Annual Meeting, we continued this dialogue by reaching out to stockholders who collectively represented over 68% of our outstanding common stock and had conversations with thirteen stockholders who requested engagement representing more than 49% percent of our outstanding common stock. During our outreach, we discussed a range of relevant topics with stockholders, including the evolution of our executive compensation programs, for which we received consistently positive feedback.

Executive summary

MarketAxess 2024 performance overview

In 2024, we made significant strides in enhancing our client franchise, increasing client engagement with X-Pro, delivering progress with our high touch strategy, and achieving record levels of revenue and ADV across most product areas and regions.

We had record total revenues and total expenses of $817.1 million and $476.2 million, respectively, in 2024, each up 9% from 2023. Total revenues include Pragma revenues of $31.7 million and an increase of $3.0 million from the impact of foreign currency fluctuations. Total expenses include Pragma operating expenses of $32.0 million, acquisition-related expenses and an increase of $2.4 million from the impact of foreign currency fluctuations. We had diluted earnings per share of $7.28 on net income of $274.2 million in 2024, up from diluted earnings per share of $6.85 on net income of $258.1 million in 2023. "Pragma" refers to our 2023 acquisition of Pragma LLC and Pragma Financial Systems LLC, a quantitative trading technology provider specializing in algorithmic and analytical trading services. We believe that we will be able to enhance our capabilities and increase our efficiency by leveraging Pragma technology across our technology stack.

Operating income was $340.9 million, up 8% from 2023.

We had record total average daily volumes ("*ADV*") of $37.1 billion as well as record emerging markets ADV of $3.4 billion, eurobonds ADV of $2.0 billion, municipal bonds ADV of $535 million and total rates ADV of $22.9 billion. The Company also had record portfolio trading ADV, up 92% compared to 2023.

Elements of executive compensation

Our NEO's compensation is comprised of base salaries and annual cash and equity incentives. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and the interests of our stockholders. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of a NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation.

COMPENSATION DISCUSSION AND ANALYSIS

The table below summarizes the elements of our compensation program as in effect for fiscal year 2024 and how each element supports the Company's compensation objectives:

Component		Performance Link	Description
Base Salary	Cash	N/A	• Provides a consistent minimum level of compensation that is paid throughout the year at a cost-effective level for the Company
Annual Cash Incentive	Cash	Adjusted operating income (60% for Messrs. Concannon and McVey; 50% for all other NEOs)	• Performance-based cash incentive opportunity • Rewards short-term performance in a framework that discourages excessive risk-taking
		Individual performance and contributions to strategic objectives (40% for Messrs. Concannon and McVey; 50% for all other NEOs)	
Long-Term Annual Equity Incentive [1]	50% PSUs	U.S. credit market share (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals • Three-year performance periods with one- year calculation periods • Targets for years two and three are generally linked to prior year's targets or results • Cliff-vest after three years
		Revenue growth excluding U.S. credit (1/3rd)	
		Operating margin (1/3rd)	
	50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based awards establish direct alignment with our stock price performance and stockholder interests • Mr. Concannon receives half of his annual long-term equity award that is time-based in RSUs and the other half in stock options • Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense • Vest ratably over three years

(1) Due to his retirement, Mr. McVey's long-term annual equity incentive award for the year ended December 31, 2024, was granted in the form of RSUs that are scheduled to cliff vest on the second-year anniversary of the February 2025 grant date, subject to his continued service to the Company.

The NEOs also receive standard employee benefits, including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any other significant perquisites.

The structure of our performance equity awards is aimed to significantly align stockholder interests and the compensation of our NEOs. For example, the performance equity awards that were granted in 2022 paid out in early 2025 at 45% of target. See "*— 2024 compensation detail — Annual long-term equity incentives — Funding of the 2022 performance awards*" for more information.

2024 compensation decisions

A significant portion of each NEO's compensation is dependent on our financial performance, with the NEO's annual cash incentives tied to the Company's adjusted operating income. The Company generated $392.2 million of adjusted operating income in 2024, which was below our 2024 internal target goal of $408.1 million. Accordingly, the cash incentive plan pool funding was lower than budgeted. See "*Appendix A–Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income, a non-GAAP measure. Further details about how the adjusted operating income affected the NEO's cash incentive can be found under "*— 2024 compensation detail — Annual cash incentives"* below. The remainder of each NEO's annual cash incentive awards for 2024 was determined by the Compensation Committee's assessment of each NEO's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. The amount awarded to each of the NEOs is based upon the NEO's individual performance and may be further informed by benchmark data.

2024 Total Compensation Summary *(000's)*

Name	Annualized 2024 Base Salary	2024 Incentive			Annualized 2024 Total Compensation [1]
		Cash	Equity	Total	
Christopher R. Concannon	$750	$1,525	$4,975	$6,500	$7,250
Ilene J. Fiszel Bieler [2]	$450	$850	$1,150	$2,000	$2,450
Richard M. McVey	$650	$950	$2,750	$3,700	$4,350
Naineshkumar S. Panchal [3]	$450	$935	$1,740	$2,675	$3,125
Kevin M. McPherson	$450	$850	$1,500	$2,350	$2,800
Christopher N. Gerosa [4]	$450	–	–	–	$450

(1) "2024 Total Compensation" differs from the figures shown in the total column of the table under "*Executive compensation —Summary compensation table."* The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(2) Ms. Fiszel Bieler joined the Company as Chief Financial Officer effective May 23, 2024. Ms. Fiszel Bieler's annualized base salary and annualized 2024 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table"* for the amounts actually paid to Ms. Fiszel Bieler in 2024.

(3) Mr. Panchal's equity includes $750,000 from a previously granted multi-year equity award. See "*—Multi-Year Awards*" below.

(4) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024. Mr. Gerosa's annualized base salary and annualized 2024 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table"* for the amounts actually paid to Mr. Gerosa in 2024.

Executive compensation practices and governance

Principles and strategy

Our executive compensation program is designed to promote the following core principles that are aligned with our Company's business strategy:

- ***Alignment:*** we align Company and individual performance and decision-making with long-term stockholder value creation;

- ***Retention:*** attract, reward and retain high caliber executives;

- ***Motivation:*** motivate high performance from our NEOs by offering greater incentives for superior performance and reduced awards for underperformance;

- ***Prudence:*** discourage imprudent risk-taking by avoiding undue emphasis on any one metric or short-term goals; and

- ***Fairness:*** be transparent and fair to both our NEOs and our stockholders.

We believe these principles have served us well for many years, but we continue to seek feedback on our executive compensation program from our stockholders.

Our compensation principles place a majority of our executive officers' compensation at risk and emphasize incentives tied to individual and Company performance, as well as continued service. As a result, the only fixed compensation paid is base salary, which represented 10% of Mr. Concannon's total compensation and no more than 18% of the other NEOs' total compensation in 2024 (excluding Mr. Gerosa because he did not receive any variable compensation in 2024 due to his resignation). We also seek to promote long-term commitments from our NEOs because we believe that continuity of the Company's leadership team benefits both the Company and our stockholders. As such, we utilize long-term (three- to five-year) equity incentives in conjunction with short-term incentives (performance-based annual cash awards). Ultimately, the value realized by our NEOs from our equity incentive awards will depend on our financial performance, changes in our Common Stock price, and satisfaction of an award's vesting schedule. Taken together, we believe these factors help create a comprehensive scheme that both reinforces our long-term performance-based orientation and is aligned with the interests of our stockholders.

Best practices

Our pay practices align with our compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance policies.

Compensation Policies and Practices	
What We Do	**What We Avoid**
✔ Emphasis on performance-based compensation ✔ Maintain robust clawback policies, including for time-based awards and in cases of detrimental misconduct ✔ Stock ownership guidelines ✔ Use of long-term equity awards that align with stockholder interests ✔ Automatic reduction of severance payments subject to §280G excise tax ✔ Engage with investors ✔ Dividends and dividend equivalents on restricted stock and RSUs are paid only when the awards vest ✔ Engage independent compensation consultants	X No guaranteed bonuses except for new hires X No supplemental executive retirement plans (SERPs) X No single-trigger change in control benefits X No §280G excise tax "gross-up" benefits X No recycling of options or stock appreciation rights X No "repricing" underwater options without stockholder approval X No hedging or pledging of MarketAxess stock X No significant perquisites or other personal benefits for NEOs

Role of the Compensation Committee

The Compensation Committee administers the compensation program for our NEOs. The Compensation Committee reviews all components of remuneration (both cash and equity) and decides which elements of compensation, if any, should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. The Compensation Committee also determines performance award payouts for the prior fiscal year based on actual results against performance goals.

In performing its duties, the Compensation Committee:

- annually reviews competitive compensation data, recent compensation trends and any other relevant market data obtained by its compensation consultants and considers the impact on our compensation architecture, policies and strategies;

- reviews all compensation earned by each NEO, including each NEO's past wealth realization and future equity incentive opportunities;

- consults with the compensation consultants and full Board regarding market and performance data when considering decisions concerning the structure and amount of our CEO's compensation;

- considers the recommendations of our CEO relating to the performance of our NEOs (other than himself) and the recommendations of its compensation consultants relating to market data and compensation trends when considering decisions concerning the structure and amount of compensation of our NEOs.

The Compensation Committee's function is fully described in its charter, which is available on our corporate website at *www.marketaxess.com* under "*Investor Relations – Governance*." In performing its duties, the Compensation Committee receives assistance from management and our independent compensation consultants. The Compensation Committee's decisions relating to compensation for our NEOs are reviewed by our full Board of Directors.

Role of independent compensation consultants

Pursuant to its charter, the Compensation Committee may retain and terminate any consultant or other advisor, as well as approve the consultant or other advisor's fees and other engagement terms. For fiscal year 2024, the Compensation Committee retained FW Cook as its independent compensation consultant for purposes of advising on executive compensation. Representatives from FW Cook attended Compensation Committee meetings, participated in executive sessions and communicated directly with the Compensation Committee. During 2024, FW Cook provided the following services to the Compensation Committee:

- *Executive Compensation Design –* Provided the Compensation Committee with executive compensation design suggestions and alternatives;

- *Pay Analysis –* Reviewed and benchmarked competitive market pay levels with respect to 2024 compensation for our Global Management Team, including the NEOs;

- *Peer Group Construction –* Reviewed and recommended changes to the Company's peer group composition (as discussed below in *Peer Group)*; and

- *General Advice/Compliance –* Provided general compensation-related recommendations to the Compensation Committee and performed other services, including providing advice regarding regulatory and advisory compliance issues, CEO succession and other governance issues.

FW Cook also advised the Compensation Committee with regard to the compensation for our Board of Directors and the executive compensation risk assessment. See "*Corporate governance and board matters — Director compensation*" and "*— Compensation risk assessment*" for more information.

The compensation consultant reported directly, and is directly accountable, to the Compensation Committee. The Compensation Committee assessed the independence of FW Cook pursuant to SEC rules and determined that its work did not raise any conflicts of interest. The Compensation Committee will continue to monitor the independence of its compensation consultant on an annual basis.

Role of senior management

Senior management, including the CEO and Chief Human Resources Officer, make recommendations for the meeting agendas and prepare the materials for Compensation Committee meetings and attend those meetings, other than during executive session. Other senior managers, such as the General Counsel, may also assist in the preparation or presentation of relevant material. In 2024, Messrs. Concannon and McVey, CEO and Executive Chairman, respectively, made recommendations regarding the annual compensation for the NEOs, other than themselves, to the Compensation Committee for consideration. No member of management is present in the Compensation Committee meetings when matters related to their individual compensation are under discussion.

Compensation risk assessment

The Compensation Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. The Compensation Committee regularly reviews the Company's compensation policies and practices to ascertain any potential material risks that may be created by the Company's compensation programs. FW Cook provided the Compensation Committee an assessment of the effectiveness of all major components of the Company's compensation programs, including the mix between annual and long-term compensation; short and long-term incentive program design; incentive plan performance criteria and corresponding objectives; its clawback policy; and its stock ownership guidelines. The Compensation Committee's review includes the compensation practices for our entire employee base to ensure that our pay practices, compensation programs and business strategies do not motivate imprudent risk-taking by any employee.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee considered these items in determining the appropriate compensation programs for the Company. The Company utilizes many design features that mitigate the likelihood of encouraging excessive risk-taking behavior. Among these design features are the use of:

- Equity compensation with long-term vesting (three- to five-years);

- Holding periods or cliff-vesting for certain long-term equity awards;

- Clawback policies;

- Stock ownership guidelines;

- The Compensation Committee's ability to exercise downward discretion in determining payouts, including after consideration of regulatory, compliance and legal issues; and

- Training on our Code of Conduct and other policies that educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

Based on the foregoing, the Compensation Committee and management agree that our compensation policies and practices do not encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on the Company. We believe that our compensation programs do not provide incentives that encourage risk-taking beyond the Company's ability to effectively identify and manage significant risks and is compatible with the internal controls and the risk management practices of the Company.

How we determine pay levels

Peer group

The Compensation Committee assesses the Company's financial performance and executive compensation competitiveness against a group of peer companies that it selects based on input from FW Cook. A key objective of our executive compensation program is to ensure that the total compensation package and structure that we provide to our NEOs is competitive with the companies with whom we compete for executive talent. The 2024 peer group consisted of companies that are similar to the Company in terms of competitive positioning, financial size, operating characteristics, market sector or industry classification. FW Cook engages with the Compensation Committee to review the peer group annually and periodically make changes.

In 2024, FW Cook completed an annual review of the composition of our peer group. Factors considered in determining the peer group ("*Peer Group*") included:

- financial size (e.g., revenue, market capitalization, operating income);

- whether companies compete with us for clients, executives or other employee talent;

- market sector, asset class or product offering;

- peers of peers, as well as peers designated by shareholder advisory firms in their annual reviews; and

- reviewing the broader market for additional firms in financial services, IT services and software industries, based on relative revenue, market capitalization and operating income similarity.

2025 Proxy Statement | 40

For 2024, our Peer Group was comprised of the following firms:

2024 Peer Group		
ACI Worldwide, Inc.	Fair Isaac Corporation	Q2 Holdings Inc.
AssetMark Financial Holdings, Inc.	Guidewire Software, Inc.	SEI Investments Company
BGC Partners, Inc.	Hercules Capital, Inc.	Tradeweb Markets Inc.
Cboe Global Markets, Inc.	Morningstar, Inc.	Virtu Financial, Inc.
Cohen & Steers, Inc.	MSCI Inc.	WisdomTree Investments, Inc.
Envestnet, Inc.	Nasdaq Inc.	
Factset Research Systems, Inc.	nCino, Inc.	

In 2024, we added nCino, Inc. ("*nCino*") to, and removed Black Knight, Inc. ("*Black Knight*") from, our Peer Group. We made these changes because: (a) nCino is a cloud-based software company that serves the banking industry that has an appropriate financial size with clear executive compensation program disclosures; and (b) Black Knight was acquired by Intercontinental Exchange, Inc.

Benchmarking — importance and process

In addition to the peer group, FW Cook also used leading industry compensation surveys for the financial services and financial technology sectors for benchmarking purposes. The surveys provide a broader view of compensation levels and trends, which is useful in combination with the Peer Group data. The Compensation Committee considered this data, in conjunction with the Company's performance and each NEO's individual performance, contribution and expertise in determining how each NEO is paid vis-à-vis the recommended market data.

2024 compensation detail

Elements of executive compensation

The compensation structure for our NEOs is comprised of base salaries and annual cash and equity incentives. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and stockholder interests. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards, that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of an NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation.

The NEOs also receive standard employee benefits including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any other significant perquisites.

Pay mix

We believe that the balance among pay components in our compensation program design mitigates against a focus on short-term results and decreases the potential for excessive or inappropriate risk-taking (see "*Executive compensation practices and governance — Compensation risk assessment*" above). An overview of the elements of pay provided to Mr. Concannon and, on average, to the other NEOs (excluding Mr. Gerosa because he did not receive any variable compensation in 2024 due to his resignation) for fiscal year 2024 is as follows:



Base salary

Base salary is the only fixed component of our NEOs' total cash consideration and is intended to provide a minimum consistent level of compensation throughout the year at a cost-effective level for the Company. We avoid automatic base salary increases and any historical increases have been infrequent.

For 2024, the base salary of each of Mr. Concannon, Ms. Fiszel Bieler, and Messrs. McVey, McPherson, Panchal and Gerosa were $750,000, $450,000, $650,000, $450,000, $450,000 and $450,000, respectively. As applicable, there were no changes to these base salaries from 2023, except that Mr. Concannon's base salary was increased by $100,000. The Board and the Compensation Committee believed that the increase in his base salary was warranted to position his base salary closer to market median.

Change to base salaries for 2025

For the 2025 fiscal year, the Compensation Committee increased Ms. Fiszel Bieler's base salary by $50,000 to $500,000, while the base salaries for all other NEO's were unchanged. The Compensation Committee believes that the increase in Ms. Fiszel Bieler's base salary was warranted to position her base salary closer to market median.

Annual cash incentives

The NEO's annual cash incentives are designed to reward short-term performance in a framework that discourages excessive risk-taking.

The chart below summarizes each NEO's target annual cash incentive, along with the funding as a percentage of target for both the adjusted operating income and individual performance portions and the actual payout amounts for the year ended December 31, 2024.

2024 Cash Incentive Summary (000's)					
		Funding as a Percentage of Target			
Name	Target Cash Incentive	Adjusted Operating Income[1]	Individual	Total[2]	2024 Cash Incentive
Christopher R. Concannon	$1,775	96%	71%	86%	$1,525
Ilene J. Fiszel Bieler	$800	96%	116%	106%	$850
Richard M. McVey	$1,105	96%	71%	86%	$950
Naineshkumar S. Panchal	$1,050	96%	82%	89%	$935
Kevin M. McPherson	$950	96%	83%	89%	$850
Christopher N. Gerosa[3]	–	–	–	–	–

(1) Adjusted operating income excludes unplanned inorganic activity and the impact of cash incentives. See "*Appendix A – Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income.

(2) Funding as a percentage of target is weighted (i) for Messrs. Concannon and McVey, between adjusted operating income (60%) and their respective individual performance and contributions to strategic objectives (40%); and (ii) for the other NEOs, between adjusted operating income (50%) and the NEO's respective individual performance and contributions to strategic objectives (50%).

(3) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

In 2024, 60% of Messrs. Concannon's and McVey's annual cash incentive, and 50% of the other NEO's respective annual cash incentives, was directly linked to the Company's adjusted operating income results. This performance metric is different than the performance metrics used for the Company's annual long-term equity incentive awards. The other 40% or 50%, as applicable, of the annual cash incentive for our NEOs was based on the executive's individual performance (see "*2024 individual performance*" below). For 2024, the NEOs' cash incentives were paid out of the 2009 Employee Performance Incentive Plan (the "*Employee Cash Incentive Plan*").

Change to annual cash incentives for 2025

For the 2025 fiscal year, the Compensation Committee increased the percentage of Mr. Concannon's annual cash incentive tied to adjusted operating income performance to 75% from 60%. The remaining 25% will be based on individual performance, as described below.

2024 adjusted operating income performance

As detailed in the table below, our adjusted operating income was $392.2 million and resulted in funding of 96% for the portion of each executive officer's cash award payable based on adjusted operating income results. The Committee established a target of $408.1 million, approximately 13%% above last year's result of $361.1 million, to ensure a rigorous performance objective for the management team.

Adjusted Operating Income Performance Grid (millions)		
Performance	Adjusted Operating Income[1]	Payout
150% of Target or Higher	≥$612.1	150%
125% of Target	$510.1	125%
100% of Target	$408.1	100%
2024 Actual	$392.2	96%
75% of Target	$306.0	75%
50% of Target	$204.0	50%
25% of Target	$102.0	25%
0% of Target	$0.0	0%

(1) Adjusted operating income excludes unplanned inorganic activity and the impact of cash incentives. See "*Appendix A – Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income.

COMPENSATION DISCUSSION AND ANALYSIS

2024 individual performance

In connection with the determination of each NEO's annual cash incentive award, the Board and the Compensation Committee, as applicable, assessed individual performance. Individual performance is reflective of an individual's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives. The Compensation Committee believes this component provides an opportunity to evaluate the quality of individual results on an annual basis.

The Compensation Committee assessed contributions to the Company's growth strategy of our NEOs based on our strategic objectives:

2024 Strategic Objectives	
Growth Through Market Share Gains in Core Products	Growth Through Product and Geographic Expansion
Deliver Innovative Fixed-Income Trading and Data Solutions	Deliver Best-in-Class Customer Service
Deliver Operational Excellence	Build a Scalable and Resilient Business
Deliver Best-in-Class Post-Trade and Regulatory Reporting	Growth Through Corporate Development and M&A
Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture	

These goals are intended to ensure the long-term stability of the Company and alignment between NEO's compensation and the Company's long-term strategic goals.

The NEOs were credited with contributions aligning to our growth strategy, including the contributions summarized below:

2024 Individual Performance Considerations

Christopher R. Concannon

- Delivered 9% growth in revenue to a record $817.1 million. (*Growth Through Product and Geographic Expansion*)
- Delivered record total ADV of $37.1 billion. (*Growth Through Market Share Gains in Core Products*)
- Delivered record emerging markets, eurobonds, municipal bonds, and rates ADV. (*Growth Through Product and Geographic Expansion*)
- Delivered record portfolio trading ADV, up 92% compared to 2023. (*Deliver Innovative Fixed-Income Trading and Data Solutions*)
- Delivered record services revenue. (*Growth Through Product and Geographic Expansion*)
- Delivered new innovative data solutions such as CP+ for municipal bonds and the Company's AI dealer selection tool. (*Deliver Innovative Fixed-Income Trading and Data Solutions*)
- Entered into strategic partnerships with Blackrock, S&P and ICE Bonds. *(Deliver Innovative Fixed-Income Trading and Data Solutions*)
- Launched targeted workflow enhancements to make block trading more efficient. (*Deliver Innovative Fixed-Income Trading and Data Solutions*)
- Continued expansion of X-Pro Portfolio Trading solution for U.S. clients and launched our global portfolio trading solution. (*Deliver Innovative Fixed-Income Trading and Data Solutions*)
- Successful integration of the Pragma team with low attrition, expansion of key talent into leadership roles, and integration of assets into the Company's technology strategy. (*Growth Through Corporate Development and M&A*)

Ilene J. Fiszel Bieler

- Achieved 69% payout ratio (dividends and repurchases) on trailing twelve months net income. (*Deliver Operational Excellence*)
- Spearheaded multiyear planning process to bring increased rigor to revenue planning with a consistent approach across all business lines. (*Deliver Operational Excellence*)
- Created efficiencies and scale in procurement and vendor management with new process for vendor onboarding and renewal processes, further instilling a culture of expense discipline. (*Deliver Operational Excellence*)
- Reviewed interest income drivers to identify recommendations to offset the impact from the expected change in the interest rate environment. Upsized corporate bond portfolio with proceeds from excess cash and optimized maturities profile of our U.S. treasuries portfolio. (*Build a Scalable and Resilient Business*)
- Spearheaded analysis and a recommendation to the Board regarding share repurchases, authorizing our largest share repurchase plan to date. Established new repurchase grid allowing better management of our repurchase program. (*Deliver Operational Excellence*)
- Oversaw tax credit purchases that yielded additional tax savings and contributed to incremental EPS. (*Deliver Operational Excellence*)
- Enhanced work product from the financial planning and analysis, SEC reporting and corporate development teams in terms of actionable analytics. (*Build a Scalable and Resilient Business*)

Richard M. McVey	- Provided strategic advice to the CEO and other global management team members as Executive Chairman. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*) - Worked closely with the Governance Committee to attract and retain talented independent directors, including by recruiting Carlos Hernandez to stand for election as Chairman of the Board. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*) - Maintained regulatory dialogue with key regulators. *(Deliver Operational Excellence)* - Developed deeper senior management capabilities in key business areas. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*) - Assisted in the creation of a new global emerging markets organization structure. (*Build a Scalable and Resilient Business*) - Actively participated in the recruiting of key senior manager positions including U.S. Sales, Global EM Product Manager, Dealer Execution Business, and Investor Client Solutions. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*) - Partnered with the Company's Chief Risk Officer to upgrade several risk management processes and remained active in the Company's oversight of risk management. (*Build a Scalable and Resilient Business*)
Naineshkumar S. Panchal	- Continued expansion of X-Pro Portfolio Trading solution for U.S. clients and launched our global portfolio trading solution (*Deliver Innovative Fixed-Income Trading and Data Solutions*) - Successful integration of the Pragma team with low attrition, expansion of key talent into leadership roles, and integration of assets into the Company's technology strategy. (*Growth Through Corporate Development and M&A*) - Targeted workflow enhancements to make block trading more efficient and launch of AI-driven dealer selection tool. (*Deliver Innovative Fixed-Income Trading and Data Solutions*) - Initial launch of Adaptive Auto-X "Take" algo, our next-generation request for quote automation workflow (*Deliver Innovative Fixed-Income Trading and Data Solutions*) - Continued to build the technology talent through external hiring & internal career development. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*) - Continued to enhance the focus on technology risk and control at the Company. (*Build a Scalable and Resilient Business*) - Sponsored the Women in Technology initiative for female technology professionals at the firm. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*)
Kevin M. McPherson	- Delivered record total ADV of $37.1 billion. (*Growth Through Market Share Gains in Core Products*) - Delivered record total credit ADV of $14.2 billion, up 13%. (*Growth Through Market Share Gains in Core Products*) - Delivered record revenue in emerging markets, eurobonds, municipal bonds, and rates. (*Growth Through Product and Geographic Expansion*) - Led the global sales team to approximately 22,000 client meetings. (*Deliver Best-in-Class Customer Service*) - Led employee engagement survey action planning efforts and reorganized junior talent programs to provide enhanced mentoring and training. (*Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture*)

Mr. Gerosa is omitted from the table above because he was not credited with any individual performance contributions due to his resignation on January 31, 2024.

Non-qualified deferred cash plan

The Company offers a voluntary non-qualified deferred cash plan that allows U.S.-based NEOs and other select participants to defer all or part of their annual cash incentive. For the cash bonus paid in 2025 for 2024 performance, Ms. Fiszel Bieler deferred 10% of her $850,000 cash incentive or $85,000. Please see *"Executive compensation — Nonqualified Deferred Compensation."*

Annual long-term equity incentives

We grant equity awards to our NEO's annually as part of our on-going compensation program.

SEC rules require that we report all equity granted during the applicable reporting year in our executive compensation tables (see *"Executive compensation"* below). As such, in this CD&A, we provide an overview of all equity awards granted in February 2024 for 2023 performance. However, in calculating total direct compensation ("*TDC*"), which includes cash payments, annual equity awards made in relation to prior year performance and the annualized value of multi-year equity awards, for performance year 2024, we used the value of equity granted in February 2025 in recognition of performance during 2024. Accordingly, we have also included an overview of equity awards granted in 2025.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. The amount awarded to each of the NEOs is based upon the NEO's individual performance, which reflects the attainment of quantitative and qualitative performance criteria, inclusive of contributions to the Company's growth strategy and may be further informed by benchmark data. For information on how the Compensation Committee determines the NEO's individual performance and contributions to our growth strategy, please refer to the factors described under *"2024 compensation detail – Annual Cash Incentives – 2024 individual performance."* Except as described for Mr. McVey below, the awards vest over a minimum of three years, and the first vesting date is at least one year from the date of grant.

The composition of the annual equity awards granted to our NEOs in February 2024 and to our NEOs (excluding Messrs. McVey and Gerosa) in February 2025 were as follows:

Component	Performance Link	Description
50% PSUs	U.S. credit market share (1/3rd) Revenue growth excluding U.S. credit (1/3rd) Operating margin (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals • Three-year performance periods with one-year calculation periods • Targets for years two and three are generally linked to prior year's targets or results • Cliff-vest after three years
50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based award establishes direct alignment with our stock price performance and stockholder interests • Mr. Concannon receives half of his annual long-term equity award that is time-based in RSUs and the other half in stock options • Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense • Vest ratably over three years

COMPENSATION DISCUSSION AND ANALYSIS

Due to his retirement, Mr. McVey's long-term annual equity incentive for the year ended December 31, 2024, was granted in the form of RSUs that are scheduled to cliff vest after the two year anniversary of the February 2025 grant date. Mr. McVey continues to serve the Company as a consultant and his outstanding unvested equity continues to vest subject to his continued service to the Company. See "*Employment agreements and severance arrangements with our Named Executive Officers – Richard M. McVey consulting agreement*." Due to his resignation, Mr. Gerosa did not receive any equity awards for 2024.

The chart below shows the annual equity award value granted to our NEOs in February 2024 to reward their performance in 2023 and the value of any multi-year awards included in their TDC for 2023.

| | Multi-Year Attribution[1] | Granted February 2024 for 2023 | | | | 2023 Equity Incentive |
Name		PSUs	RSUs	Options	Total	
Christopher R. Concannon	$1,000	$1,775	$888	$888	$3,550	$4,550
Ilene J. Fiszel Bieler [2]	–	–	–	–	–	–
Richard M. McVey	$1,833	$1,162	$581	$581	$2,323	$4,156
Naineshkumar S. Panchal	$750	$600	$600	–	$1,200	$1,950
Kevin M. McPherson	–	$813	$813	–	$1,625	$1,625
Christopher N. Gerosa [3]	–	–	–	–	–	–

2023 Equity Incentive Summary *(000's)*

(1) See "—*Multi-year awards*" below.

(2) Ms. Fiszel Bieler joined the Company as Chief Financial Officer effective May 23, 2024.

(3) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

The chart below shows the annual equity award value granted to our NEOs in February 2025 to reward their performance in 2024 and the value of any multi-year awards included in their TDC for 2024.

2024 Equity Incentive Summary *(000's)*

| | Multi-Year Attribution[1] | Granted February 2025 for 2024 | | | | 2024 Equity Incentive |
Name		PSUs	RSUs	Options	Total	
Christopher R. Concannon	–	$2,488	$1,244	$1,244	$4,975	$4,975
Ilene J. Fiszel Bieler	–	$575	$575	–	$1,150	$1,150
Richard M. McVey [2]	–	–	$2,750	–	$2,750	$2,750
Naineshkumar S. Panchal	$750	$495	$495	–	$990	$1,740
Kevin M. McPherson	–	$750	$750	–	$1,500	$1,500
Christopher N. Gerosa [3]	–	–	–	–	–	–

(1) See "—*Multi-year awards*" below.

(2) Due to his retirement, Mr. McVey's long-term annual equity incentive granted in February 2025 for 2024 was granted solely in the form of RSUs that cliff vest after two years, subject to continued service.

(3) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

Performance stock units

PSUs are intended to align our employees' interests, including the NEOs, with those of our stockholders, with a focus on long-term financial results. PSUs are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

The Compensation Committee approved the following awards of PSUs in February 2024 and February 2025:

2023 and 2024 Performance Stock Unit Summary					
	Granted February 2024 for 2023			Granted February 2025 for 2024		
Name	Grant Date	Units Granted at Target	Grant Date Fair Value[1]	Grant Date	Units Granted at Target	Grant Date Fair Value[1]
Christopher R. Concannon	2/15/2024	7,981	$1,759,811	2/15/2025	12,403	$2,399,856
Ilene J. Fiszel Bieler	–	–	–	2/15/2025	2,867	$554,736
Richard M. McVey [2]	2/15/2024	5,223	$1,151,672	–	–	–
Naineshkumar S. Panchal	2/15/2024	2,698	$594,909	2/15/2025	2,468	$477,533
Kevin M. McPherson	2/15/2024	3,653	$805,487	2/15/2025	3,740	$723,653
Christopher N. Gerosa [3]	–	–	–	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of PSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2) Due to his retirement, Mr. McVey's long-term annual equity incentive granted in February 2025 for 2024 performance was granted solely in the form of RSUs that cliff vest after two years, subject to continued service.

(3) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

The performance metrics used for PSUs in February 2024 and February 2025 are different than the performance metric used for the Company's annual cash incentive plan. Goals were set at the beginning of the performance period based on prior actual results and the Company's budget. The goals and the Company's budget are each subject to review and approval by the Board. The Compensation Committee seeks to make target goals rigorous with year-over-year growth required to achieve target, while exceeding the threshold goals is expected to be achievable. The Company intends to disclose the performance metric payout results as a percentage of target, as well as the resulting payout for the PSUs as a percentage, following the Compensation Committee's certification of the Company's results against such targets at the end of each applicable three-year performance period. See "— *Funding of the 2022 performance awards*" for information regarding the payout of awards that have vested in 2025.

The PSUs granted to the NEOs cliff-vest after three years and have three-year performance periods with one-year calculation periods, with targets for years two and three determined at the time of grant and generally linked to the prior year's target or result. The targets for the PSUs that were granted to our NEOs in February 2025 were set in line with the Company's 2024 results for the 2025 measurement period, and will increase by an additional 0.5% from the prior year in each of the 2026 and 2027 measurements periods.

For the awards granted in February 2024 and February 2025, the Compensation Committee established U.S. credit market share (1/3rd), revenue growth excluding U.S. credit (1/3rd), and operating margin (1/3rd) as the three financial metrics applicable to the awards. U.S. credit market share is a relative metric that captures our market share performance in U.S. high grade and U.S. high yield bonds. Revenue growth excluding U.S. credit includes our performance with respect to eurobonds, emerging markets bonds, U.S. government bonds, municipal bonds, information services and post-trade services and other revenue streams.

The PSU payout opportunity ranges from 0 to 200% of target, based on performance. The awards are subject to continued service and any applicable severance provisions set forth in a NEO's employment agreement, consulting agreement, severance protection agreements and award agreement terms, each as applicable. The chart below summarizes the performance metrics for the PSUs held by our NEOs that are currently outstanding:

Performance Metrics for Outstanding Performance Stock Units		
Performance Metrics [1]	Metric Weightings	Performance Range
U.S. Credit Market Share	1/3	0% - 200%
Revenue Growth Excluding U.S. Credit	1/3	0% - 200%
Operating Margin	1/3	0% - 200%

(1) In accordance with the 2020 Equity Incentive Plan, the Committee may provide for the performance goals to which an award is subject, or the manner in which performance will be measured against such performance goals, to be adjusted in such manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements, and the effects of accounting or tax law changes.

RSUs and stock options

RSUs and stock options are intended to align our employees' interests, including the NEOs, with those of our stockholders, and promote retention. RSUs and stock options are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

Mr. Concannon receives half of the portion of the annual long-term equity award that is time-based in RSUs and the other half in stock options. Previously, Mr. McVey also historically received half of the portion of the annual long-term equity award that is time-based in RSUs and the other half in stock options; provided, however, for the award granted in February 2025 for 2024 performance, Mr. McVey received only RSUs. Under our "Flex Share" program, the other NEOs may choose to receive this portion of their award in all RSUs or a combination of RSUs and stock options, allowing the Company to deliver more individualized awards without incurring additional expense to the Company.

In addition, settlement of RSU grants may be deferred at the NEO's election, which provides an added benefit of allowing the NEO to maintain additional upside leverage in our shares of Common Stock through delayed taxation. Generally, deferring RSUs has no impact on an RSU's vesting schedule, except that the initial vesting date for an RSU deferred in the year of grant must occur at least 13 months after the grant date in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the "*Code*").

The Compensation Committee approved the following awards of RSUs and stock options in February 2024 and February 2025 for 2023 and 2024 performance, respectively:

	2023 and 2024 Restricted Stock Unit Summary					
	Granted February 2024 for 2023			Granted February 2025 for 2024		
Name	Grant Date	Units Granted	Grant Date Fair Value[1]	Grant Date	Units Granted	Grant Date Fair Value[1]
Christopher R. Concannon	2/15/2024	3,991	$880,016	2/15/2025	6,202	$1,200,025
Ilene J. Fiszel Bieler	–	–	–	2/15/2025	2,867	$554,736
Richard M. McVey [2]	2/15/2024	2,611	$575,726	2/15/2025	13,712	$2,653,135
Naineshkumar S. Panchal	2/15/2024	2,698	$594,909	2/15/2025	2,468	$477,533
Kevin M. McPherson	2/15/2024	3,653	$805,487	2/15/2025	3,740	$723,653
Christopher N. Gerosa [3]	–	–	–	–	–	–

(1)   The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of RSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2)   Due to his retirement, Mr. McVey's long-term annual equity incentive granted in February 2025 for 2024 performance was granted in the form of RSUs that cliff vest after two years, subject to continued service.

(3)   On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

	2023 and 2024 Stock Option Summary						
	Granted February 2024 for 2023				Granted February 2025 for 2024		
Name	Grant Date	Units Granted	Strike Price	Grant Date Fair Value[1]	Grant Date	Units Granted	Strike Price	Grant Date Fair Value[1]
Christopher R. Concannon	2/15/2024	11,503	$220.50	$887,516	2/15/2025	17,985	$193.49	$1,208,646
Richard M. McVey [2]	2/15/2024	7,527	$220.50	$580,747	–	–	–	–

(1)   The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of stock options to grant by dividing the target grant value by Black-Scholes value per option.

(2)   Due to his retirement, Mr. McVey's long-term annual equity incentive granted in February 2025 for 2024 was granted in the form of RSUs that cliff vest after two years, subject to continued service.

The RSUs and stock options granted to the NEOs (other than Mr. McVey) vest ratably over three years.

The exercise price of the stock options granted to the NEOs is the closing market price of our Common Stock on the date of grant.

Funding of the 2022 performance awards

The performance stock units ("*PSUs*") granted to Messrs. Concannon, McVey and McPherson (the "*2022 Performance Equity Awards*") for 2021 performance were each subject to U.S. credit market share, revenue growth excluding U.S. credit and operating margin performance metrics, weighted at one-third each. The performance period of the 2022 Performance Equity Awards was from January 1, 2022 to December 31, 2024. Ms. Fiszel Bieler and Mr. Panchal were not serving in their roles when the 2022 Performance Equity Awards were granted and did not receive the 2022 Performance Equity Awards. Mr. Gerosa received a 2022 Performance Equity Award, but such award was forfeited as a result of his resignation on January 31, 2024.

In January 2025, the Compensation Committee certified the Company's consolidated financial performance under the 2022 Performance Equity Awards against the previously determined U.S. credit market share, revenue growth excluding U.S. credit and operating margin metrics, adjusting for unplanned merger and acquisition activity and currency fluctuations, in accordance with the 2020 Equity Incentive Plan. As demonstrated in the chart below, as a percentage of target performance, U.S. credit market share, revenue growth excluding U.S.

credit and operating margin funded at 42%, 14% and 79%, respectively, with a resulting payout for the 2022 Performance Equity Awards calculated at 45% of target.

2022 Performance Stock Unit Award Funding					
Performance Metrics	Metric Weightings	Performance Periods			Total Funding
		2022	2023	2024	
U.S. Credit Market Share	1/3	94%	32%	0%	42%
Revenue Growth Excluding U.S. Credit	1/3	17%	0%	25%	14%
Operating Margin	1/3	71%	41%	123%	79%
Total	**100%**	**61%**	**24%**	**50%**	**45%**

Multi-year and one-time awards

One-time awards are not a regular part of the Company's annual compensation program for existing NEOs. In alignment with the feedback we received from our stockholders, we expect that the use of multi-year and other one-time equity awards will be limited to circumstances such as the hiring of new executives, promotions or the retention of key executives.

Mr. Panchal's award granted in 2022 in relation to his appointment as CIO (the "*CIO Multi-year Award*") is the sole multi-year award that is currently outstanding. The CIO Multi-year Award had a grant date fair value of $2.5 million. The CIO Multi-year Award consists of RSUs with a grant date fair value of $1 million that will cliff-vest in March 2026 and PSUs with a grant date fair value of $1.5 million. The Compensation Committee designed the RSUs granted as part of the CIO-Multi-year Award such that $1 million is spread over four years of annual compensation and reduces the amount of the annual equity award that Mr. Panchal receives for each of those performance years by $250,000 on a dollar-for-dollar basis. The Compensation Committee designed the PSUs granted as part of the CIO-Multi-year Award such that $1.5 million is spread over three years of annual compensation and reduces the amount of the annual equity award that Mr. Panchal receives for each of those performance years by $500,000 on a dollar-for-dollar basis. Mr. Panchal also received a cash buy-out award of $1.5 million and a RSU buy-out award of $1.2 million, each awarded by the Company representing forgone compensation at his prior employer.

Mr. Concannon's multi-year award granted in 2019 cliff-vested in January 2024. In addition, in connection with his promotion to Chief Executive Officer, Mr. Concannon received a one-time promotion award (the "*Concannon Promotion Award*") that consisted of the following: (i) RSUs with a grant value of $1.05 million; and (ii) PSUs with a target grant date fair value of $2.45 million. The RSUs will vest in three installments of 25% in April 2026, 25% in April 2027 and 50% in April 2028. The PSUs have a compound annual growth rate performance metric, calculated using (i) a starting stock price equal to the average closing stock price of each trading day during the thirty (30) calendar days immediately preceding the grant date and (ii) an ending stock price equal to the average closing stock price of each trading day during the ninety (90) calendar days ending on the final day of the applicable performance period. 25% of the PSUs have a three-year performance period, 25% of the PSUs have a four-year performance period and 50% of the PSUs have a five-year performance period.

In connection with her hiring as Chief Financial Officer, Ms. Fiszel Bieler received a one-time sign on award (the "*Fiszel Bieler Sign On Award*") with a grant date value of $750,000 that consisted of the following: (i) 50% RSUs that will vest in three substantially equal annual installments on each anniversary of the award date, subject to Ms. Fiszel Bieler's continued service to the Company; and (ii) 50% performance stock units that will cliff-vest on the third anniversary of the Award Date, subject to Ms. Fiszel Bieler's continued service to the Company through such date and with performance criteria materially similar to the performance criteria contained in the annual performance stock unit award agreement provided to other executive officers in February 2024, except that the performance period for Ms. Fiszel Bieler will be January 1, 2025 through December 31, 2026 with equally

weighted calculation periods covering January 1, 2025 to December 31, 2025 and January 1, 2026 to December 31, 2026.

Mr. Gerosa's multi-year award granted in 2021 consisted of PSUs that were scheduled to cliff-vest in August 2024 and RSUs and stock options that were scheduled to vest ratably over three years. The performance criteria for the PSUs were the same as those granted as part of the NEOs' annual awards granted in 2021 (composite market share and operating margin), except that the performance period was January 1, 2023 through December 31, 2023 with equally weighted calculations periods covering January 1, 2022 to December 31, 2022 and January 1, 2023 to December 31, 2023. The unvested portion of Mr. Gerosa's multi-year award was forfeited upon his resignation on January 31, 2024.

Other benefits; Perquisites

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation time, premiums paid for group life insurance and disability policies, employer contributions to the NEO's retirement account, and the payment of all or some of the NEO's healthcare premiums in fiscal year 2024. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations in which we operate.

The NEOs do not generally receive any significant perquisites.

Total direct compensation

Our compensation decisions for year-end 2024 were a balance between the Company's financial results for the year, individual performance and positioning relative to applicable benchmarking data. As described above, cash incentives were largely funded below target with additional total compensation driven by the use of long-term equity incentive awards. A summary of each NEO's 2024 TDC can be found below:

2024 Total Compensation Summary *(000's)*					
	Annualized 2024	2024 Incentive			Annualized 2024
Name	Base Salary	Cash	Equity	Total	Total Compensation [1]
Christopher R. Concannon	$750	$1,525	$4,975	$6,500	$7,250
Ilene J. Fiszel Bieler [2]	$450	$850	$1,150	$2,000	$2,450
Richard M. McVey	$650	$950	$2,750	$3,700	$4,350
Naineshkumar S. Panchal [3]	$450	$935	$1,740	$2,675	$3,125
Kevin M. McPherson	$450	$850	$1,500	$2,350	$2,800
Christopher N. Gerosa [4]	$450	–	–	–	$450

(1) "2024 Total Compensation" differs from the figures shown in the total column of the table under "*Executive compensation —Summary compensation table.*" The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(2) Ms. Fiszel Bieler joined the Company as Chief Financial Officer effective May 23, 2024. Ms. Fiszel Bieler's annualized base salary and annualized 2024 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table"* for the amounts actually paid to Ms. Fiszel Bieler in 2024.

(3) Mr. Panchal's equity includes $750,000 from a previously granted multi-year equity award. See "*—Multi-Year Awards*" below.

(4) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024. Mr. Gerosa's annualized base salary and annualized 2024 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table"* for the amounts actually paid to Mr. Gerosa in 2024.

Additional compensation information

Executive common stock ownership and holdings guidelines

We believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, we maintain stock ownership guidelines for our NEOs. Generally, under the guidelines, Mr. Concannon is, and while serving as Executive Chairman, Mr. McVey was, required to own not less than a number of shares of Common Stock equal in value to ten times their respective base salaries using a price of $228.85 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ending March 31, 2025 (the "*Calculation Price*"). At his current base salary, Mr. Concannon's required ownership level is not less than 32,773 shares. All of his vested and unvested restricted shares, vested and unvested RSUs, settled performance shares, and shares deferred under a non-qualified deferred compensation arrangement will be counted for the post-termination holding requirement; vested and unvested stock options are excluded from the requirement.

The Company's other NEOs are required to own not less than three times their base salary using the Calculation Price. At their current base salaries, Ms. Fiszel Fieler and Messrs. McPherson and Panchal required ownership is not less than 6,555, 5,899 and 5,899 shares, respectively. New NEOs will be subject to the same guidelines and will be required to be in compliance within five years of becoming an NEO. Under our ownership guidelines, shares purchased and held beneficially, vested and unvested RSUs and restricted shares and settled performance shares and performance stock units count toward the minimum ownership requirement. Vested and unvested options and unsettled performance shares and performance stock units are not counted toward the ownership requirement. Compliance with the Common Stock ownership guidelines is reviewed by our Board's Nominating and Corporate Governance Committee every year or more often at the discretion of the Board or Nominating and Corporate Governance Committee. All of our NEOs are currently in compliance with the guidelines.

Timing of Stock Option Awards

We have certain practices relating to the timing of grants of stock options. Annual stock option awards to our employees, including our named executive officers, are made on a pre-determined schedule in mid-February and during an open trading window. Neither the Board nor the Compensation Committee take material nonpublic information into account when determining the timing and terms of stock options, except that if the Company is in possession of material non-public information on an anticipated grant date, the Compensation Committee or the Board, as applicable, will defer the grant date until a date on which the Company is not in possession of material non-public information. It is the Company's practice not to time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Incentive compensation clawback policies

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability which discourages conduct detrimental to the Company's sustainable growth.

We have adopted the MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (the "*Erroneously Awarded Compensation Policy*"), which complies with the requirements of Nasdaq Listing Rule 5608. The Erroneously Awarded Compensation Policy generally provides for the recovery of excess incentive-based compensation received by current or former executive officers (as defined in the Erroneously Awarded Compensation Policy) in the event the Company is required to prepare an accounting restatement.

In addition, we have also adopted the MarketAxess Holdings Inc. Incentive-Based Compensation Recovery Policy (the "*Incentive-Based Compensation Policy*"). The Incentive-Based Compensation Policy provides for: (a) the recovery of excess incentive-based compensation received by current or former members of the Company's Global Management Team not covered by the Erroneously Awarded Compensation Policy on a discretionary basis; and (b) the recovery of incentive-based compensation in other specified situations not covered by the Erroneously Awarded Compensation Policy from all members of the Company's Global Management Team on a discretionary basis, including (i) the commission of an act of fraud, misappropriation or embezzlement in the course of employment with the Company; (ii) the commission in the workplace of (1) sexual assault or abuse or (2) sexual harassment; (iii) a material violation of material Company policies, including, without limitation, the Company's Code of Conduct, Code of Ethics for the Chief Executive Officer and Senior Financial Officers and Insider Trading Policy; or (iv) a material violation of any written restrictive covenant, including confidentiality, non-competition and non-solicitation provisions, while employed by the Company.

The clawback provisions discussed above apply to all cash and equity incentive awards for our executive officers, and Global Management Team members, as applicable.

Prohibition of employee and Director hedging and pledging

The Company's Insider Trading Policy prohibits directors, employees (including officers), consultants, representatives or independent contractors or other persons in a special relationship with the Company from engaging in any hedging transaction with respect to Company securities or transactions of a speculative nature at any time. Hedging includes the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) and other transactions designed to hedge or offset, or that have the effect of hedging or offsetting, any decrease in the market value of Company securities or limit the ability to profit from an increase in the value of Company securities. All such persons are prohibited from short-selling Company securities or engaging in transactions involving Company-based derivative securities (which include options, warrants, stock appreciation rights or similar rights whose value is derived from the value of Company securities). This prohibition includes, but is not limited to, trading in Company-based put and call option contracts, transacting in straddles, and similar transactions. These individuals are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. See "— *Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading*" for more information about the Company's Insider Trading Policy and personal trading policies.

Severance and change in control arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We entered into employment agreements with Messrs. Concannon and McVey that provide for severance payments and benefits in the event of the termination of their employment under certain circumstances. The other NEOs are entitled to severance payments and benefits in the event of termination of their employment under certain circumstances pursuant to the terms of severance protection agreements. The severance protection agreements also provide for the accelerated vesting of some or all outstanding equity awards in the event of termination of their employment under certain circumstances or upon a change in control of the Company.

While the agreements with our NEOs are designed to protect them in the event of a change in control, they do not provide for "single-trigger" protection, nor does the Company provide any 280G protection or "gross-up" for excise taxes that may be imposed under Code Section 4999. The agreements do provide that if any payments or benefits paid or provided to the executive would be subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments will be automatically reduced to one dollar

less than the amount that subjects such payment to the excise tax, unless they would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

See "*Executive Compensation — Potential termination or change in control payments and benefits"* for additional information regarding these arrangements, payments and benefits.

Impact of tax and accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's 2020 Equity Incentive Plan, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, RSUs, performance shares and other stock-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock, RSUs and performance equity that do not have market-based performance criteria, the cost is equal to the fair value of the Common Stock on the date of grant times the number of shares or units granted, with adjustments made proportionally for the number of performance shares and PSUs expected to vest at the end of each accounting period until final certification of the award. For performance equity that have market-based performance criteria, the cost is equal to the fair value determined using a Monte Carlo valuation model. For stock options, the cost is equal to the fair value determined using a Black-Scholes option pricing model. This expense is recognized over the requisite service or performance period.

Section 162(m) of the Code ("*Section 162(m)*") generally prohibited any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain executive officers and certain other individuals. Exceptions to this rule had historically included qualified performance-based compensation. However, this performance-based exception from the deduction limit has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our U.S. NEOs in excess of $1 million is not deductible unless it qualifies for the limited transition relief applicable to certain arrangements in place as of November 2, 2017. While the Compensation Committee considers tax deductibility as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. There can be no assurance that any compensation will in fact be deductible.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation and Talent Committee (the "*Compensation Committee*") has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Nancy Altobello — Chair
Stephen P. Casper
Kourtney Gibson
Carlos M. Hernandez

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during fiscal years 2022, 2023 and 2024 by (i) Christopher R. Concannon, our CEO; (ii) Ilene J. Fiszel Bieler, our Chief Financial Officer; (iii) Richard M. McVey, our former Executive Chairman; (iv) Kevin M. McPherson, our Chief Revenue Officer; (v) Naineshkumar S. Panchal, our Chief Information Officer; and (vi) Christopher N. Gerosa, our former CFO. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

2024 Summary Compensation Table								
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [1] ($)	Non- Equity Incentive Plan Compensation [2] ($)	All Other Compensation [3] ($)	Total ($)
Christopher R. Concannon	2024	$750,000	–	$2,639,826	$887,516	$1,525,000	$17,500	$5,819,842
Chief Executive Officer	2023	$650,000	–	$5,627,725	$705,361	$1,300,000	$10,000	$8,293,086
	2022	$500,000	–	$1,865,359	$621,103	$1,300,000	$10,000	$4,296,462
Ilene J. Fiszel Bieler	2024	$274,615 [4]	–	$715,206	–	$850,000	$5,492	$1,845,313
Chief Financial Officer	2023	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–
Richard M. McVey	2024	$650,000	–	$1,727,397	$580,747	$950,000	$17,500	$3,925,644
Former Executive Chairman	2023	$650,000	–	$2,682,521	$894,264	$1,194,000	–	$5,420,785
	2022	$500,000	–	$2,377,256	$791,577	$1,750,000	$135,000	$5,553,833
Kevin M. McPherson	2024	$450,000	–	$1,610,973	–	$850,000	$0	$2,910,973
Chief Revenue Officer	2023	$450,000	–	$1,561,757	–	$675,000	$10,000	$2,696,757
	2022	$300,000	–	$1,316,603	–	$900,000	$10,000	$2,526,603
Naineshkumar S. Panchal	2024	$450,000	–	$1,189,818	–	$935,000	$17,500	$2,592,318
Chief Information Officer	2023	$450,000	–	$654,676	–	$800,000	$10,000	$1,914,676
	2022	$333,333 [4]	$1,485,000 [5]	$3,725,581	–	$900,000	$10,000	$6,453,915
Christopher N. Gerosa [6]	2024	$37,500 [4]	–	–	–	–	$3,000	$40,500
Former Chief Financial Officer	2023	$450,000	–	$352,794	$117,540	–	$10,000	$930,333
	2022	$300,000	–	$160,872	$53,552	$600,000	$10,000	$1,124,424

(1)   The amounts represent the aggregate grant date fair value of stock-based and option awards computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation and certain assumptions made, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be realized by the NEOs. The amounts reported for stock awards in 2022, 2023 and 2024 include performance shares or PSUs.

For 2024, the grant date fair value of the PSUs delivered as part of the annual equity incentive for the 2023 performance year was $1,759,811, $1,151,672, $805,487 and $594,909 for Messrs. Concannon, McVey, McPherson and Panchal, respectively. The grant date fair value of the PSUs is reported based on achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. If the Company achieves the maximum performance goals, as measured at the end of the three-year performance period ending December 2027, then the fair value of the PSUs granted in 2024 would be $3,519,621, $2,303,343, $1,610,973 and $1,189,818 for Messrs. Concannon, McVey, McPherson and Panchal, respectively. The PSUs granted to Mr. Gerosa in 2022 and 2023 were forfeited upon his resignation on January 31, 2024. See "*2024 compensation detail – Annual long-term equity incentives – Performance stock units*" in the CD&A for additional detail.

In June 2024, Ms. Fiszel Bieler received a sign-on equity award comprised of restricted stock units and performance stock units with a grant date value of $750,000. The grant date fair value of the performance shares of $357,603 is reported based on the achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. If the Company achieves the maximum performance goals, as measured at the end of the two-year performance period ending December 2026, then the fair value of the PSUs granted to Ms. Fiszel Bieler would be $715,206.

(2) These amounts represent annual cash incentive compensation earned under the Employee Cash Incentive Plan. See "*2024 compensation detail – Annual cash incentive*" in the CD&A for additional detail.

(3) 2024 amounts represent employer matching contributions to the Company's 401(k) defined contribution plan for each NEO for each year reported.

(4) Reflects a partial year of service, where applicable.

(5) Mr. Panchal received a one-time cash sign-on award in 2022, which represented forgone compensation at his prior employer.

(6) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

Grants of plan-based awards

The following table summarizes the grants of PSUs, RSUs and stock options we made to the NEOs in 2024, as well as potential payouts pursuant to certain performance-based compensation arrangements. There can be no assurance that the grant date fair value of stock awards will ever be realized.

2024 Grants of Plan-Based Awards Table

Name and Award Type	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[1] ($)
Christopher R. Concannon												
Annual Cash Incentive[2]			$0	$1,775,000	$2,662,500							
Restricted Stock Units[3]	02/15/2024	01/18/2024							3,991			$880,016
Performance Stock Units[5]	02/15/2024	01/18/2024				0	7,981	15,962				$1,759,811
Stock Options[7]	02/15/2024	01/18/2024								11,503	$220.50	$887,516
Ilene J. Fiszel Bieler												
Annual Cash Incentive[2]			$0	$800,000	$1,200,000							
Restricted Stock Units[4]	06/03/2024	05/27/2024							1,797			$357,603
Performance Stock Units[6]	06/03/2024	05/27/2024				0	1,797	3,594				$357,603
Richard M. McVey												
Annual Cash Incentive[2]			$0	$1,105,000	$1,657,500							
Restricted Stock Units[3]	02/15/2024	01/18/2024							2,611			$575,726
Performance Stock Units[5]	02/15/2024	01/18/2024				0	5,223	10,446				$1,151,672
Stock Options[7]	02/15/2024	01/18/2024								7,527	$220.50	$580,747
Kevin M. McPherson												
Annual Cash Incentive[2]			$0	$950,000	$1,425,000							
Restricted Stock Units[3]	02/15/2024	01/16/2024							3,653			$805,487
Performance Stock Units[5]	02/15/2024	01/16/2024				0	3,653	7,306				$805,487
Naineshkumar S. Panchal												
Annual Cash Incentive[2]			$0	$1,050,000	$1,575,000							
Restricted Stock Units[3]	02/15/2024	01/16/2024							2,698			$594,909
Performance Stock Units[5]	02/15/2024	01/16/2024				0	2,698	5,396				$594,909
Christopher N. Gerosa[8]	–	–	–	–	–	–	–	–	–	–	–	–

(1) The value of a PSU, RSU and stock option is based on the grant date fair value of such award, as computed in accordance with FASB ASC Topic 718 and assumes PSUs at 100% of target performance. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(2) Amounts reflect the threshold, target, and maximum annual cash incentive compensation amounts that could have been earned during 2024 under our Employee Cash Incentive Plan. The amounts of annual cash incentive compensation earned in 2024 by our NEOs were determined and paid in January 2025. The amounts paid are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "*Compensation discussion & analysis — 2024 compensation detail — Annual cash incentives*."

(3) Amounts reflect the RSUs awarded to the NEOs in 2024 as part of their annual incentive for the 2023 performance year, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. See "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Restricted stock units and stock options*."

(4) Amounts reflect sign-on RSUs awarded to Ms. Fiszel Bieler, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. See "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Restricted stock units and stock options*."

(5) Amounts reflect the threshold, target and maximum number of PSUs awarded to the NEOs as part of their 2024 annual incentives, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in full on the third anniversary of grant date, subject to applicable performance conditions. See "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Performance stock units*."

(6) Amounts reflect the threshold, target and maximum number of the sign-on PSUs awarded to Ms. Fiszel Bieler, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in full on the third anniversary of grant date, subject to applicable performance conditions. See "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Performance stock units.*"

(7) Amounts reflect the number of shares underlying stock options awarded to Messrs. Concannon and McVey as part of their 2023 annual incentives, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. See "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Restricted stock units and stock options.*"

(8) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

Outstanding equity awards at fiscal year-end

The following table summarizes unexercised stock options, shares of restricted stock and RSUs that had not vested, and related information for each of our NEOs, as of December 31, 2024. The market value of restricted stock awards and RSUs is based on the closing price of the Company's Common Stock on December 31, 2024 of $226.04.

	Outstanding Equity Awards - Year End 2024							
	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Christopher R. Concannon					596 [1]	$134,720		
					1,299 [2]	$293,626		
					2,729 [3]	$616,863		
					3,991 [4]	$902,126		
							3,610 [8]	$816,004
							3,934 [9]	$889,241
							5,039 [10]	$1,139,016
							7,981 [11]	$1,804,025
	4,358 [14]		$523.00	01/15/2027				
	4,196 [15]	2,067 [15]	$344.48	01/31/2028				
	1,942 [16]	3,771 [16]	$358.53	02/15/2029				
		11,503 [17]	$220.50	02/15/2030				
Ilene J. Fiszel Bieler					1,797 [5]	$406,194		
							1,797 [12]	$406,194
Richard M. McVey					767 [1]	$173,373		
					1,647 [2]	$372,288		
					2,611 [4]	$590,190		
							4,601 [8]	$1,040,010
							4,988 [9]	$1,127,488
							5,223 [11]	$1,180,607
	9,342 [18]		$368.10	01/15/2026				
	6,187 [14]		$523.00	01/15/2027				
	5,347 [15]	2,635 [15]	$344.48	01/31/2028				
	2,462 [16]	4,781 [16]	$358.53	02/15/2029				
		7,527 [17]	$220.50	02/15/2030				
Kevin M. McPherson					631 [1]	$142,631		
					1,438 [2]	$325,046		
					3,653 [4]	$825,724		
							1,911 [8]	$431,962
							2,178 [9]	$492,315
							3,653 [11]	$825,724
Naineshkumar S. Panchal					1,054 [6]	$238,246		
					2,658 [7]	$600,814		
					603 [2]	$136,302		
					2,698 [4]	$609,856		
							3,986 [13]	$900,995
							913 [9]	$206,375
							2,698 [11]	$609,856
Christopher N. Gerosa [19]	–	–	–	–	–	–	–	–

(1)   Represents one-third of RSUs granted on January 31, 2022 that were scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each January 31, 2023, January 31, 2024, and January 31, 2025.

(2)   Represents two-thirds of RSUs granted on February 15, 2023 that are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each February 15, 2024 and February 15, 2025.

(3)   Represents RSUs granted on April 3, 2023 that are scheduled to vest in 25%, 25%, and 50% tranches on the third, fourth, and fifth anniversary of grant date, respectively.

(4)   Represents RSUs granted on February 15, 2024 that are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on February 15, 2025.

(5)   Represents RSUs granted on June 3, 2024 that are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date.

(6)   Represents one-third of RSUs granted on March 1, 2022 that were scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each March 1, 2023, March 1, 2024, and March 1, 2025 .

(7)   Represents RSUs granted on March 1, 2024 that are scheduled to vest in full on the fourth anniversary of grant date.

(8)   Represents PSUs, shown at target performance, granted on January 31, 2022 that vested in full on January 31, 2025 at 45% performance.

(9)   Represents PSUs, shown at target performance, granted on February 15, 2023 that are scheduled to vest in full on the third anniversary of grant date, subject to applicable performance conditions.

(10) Represents PSUs, shown at target performance, granted on April 3, 2023 that are scheduled to vest in 25%, 25%, and 50% tranches on the third, fourth, and fifth anniversary of grant date, respectively, subject to applicable performance conditions.

(11) Represents PSUs, shown at target performance, granted on February 15, 2024 that are scheduled to vest in full on the third anniversary of grant date, subject to applicable performance conditions.

(12) Represents PSUs, shown at target performance, granted on June 3, 2024 that are scheduled to vest in full on the third anniversary of grant date, subject to applicable performance conditions.

(13) Represents PSUs, shown at target performance, granted on March 1, 2022 that vested in full on March 1, 2025 at 45% performance.

(14) Represents options granted on January 15, 2021 that were scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each January 15, 2022, January 15, 2023, and January 15, 2024.

(15) Represents options granted on January 31, 2022 that were scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each January 31, 2023, January 31, 2024, and January 31, 2025.

(16) Represents options granted on February 15, 2023 that are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each February 15, 2024 and February 15, 2025.

(17) Represents options granted on February 15, 2024 that are scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on February 15, 2025.

(18) Represents options granted on January 15, 2020 that were scheduled to vest in three substantially similar one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award became vested on each January 15, 2021, January 15, 2022, and January 15, 2023.

(19) On November 6, 2023, Mr. Gerosa resigned from his position as Chief Financial Officer, effective January 31, 2024.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our NEOs on an aggregated basis during 2024.

2024 Option Exercises and Stock Vesting

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [2] ($)
Christopher R. Concannon	–	–	21,458	$5,689,152
Ilene J. Fiszel Bieler	–	–	–	–
Richard M. McVey	16,037	$1,101,100	3,431	$892,354
Kevin M. McPherson	–	–	2,302	$588,499
Naineshkumar S. Panchal	–	–	1,365	$292,173
Christopher N. Gerosa	–	–	242	$66,388

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Non-qualified deferred compensation

The table below shows (i) the contributions made by each NEO during the fiscal year ended December 31, 2024, (ii) aggregate earnings on each NEO's account balance during the fiscal year ended December 31, 2024, (iii) the aggregate amount of withdrawals or distributions made for each NEO and (iv) the aggregate balance of each of our NEOs as of December 31, 2024:

2024 Non-Qualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Christopher R. Concannon	–	–	$48,412 (3)	–	$407,799 (5)
	$146,152 (1)	–	$8,263 (4)	–	$154,415
Ilene J. Fiszel Bieler	–	–	–	–	–
Richard M. McVey	$399,803 (2)	–	($6,805,744) (4)	$16,621,321	$22,163,618 (5)
Kevin M. McPherson	–	–	–	–	–
Naineshkumar S. Panchal	–	–	–	–	–
Christopher N. Gerosa	–	–	$5,069 (3)	$19,555	$132,872 (5)

(1) Represents RSUs, and applicable dividends, that were granted to Mr. Concannon on February 15, 2023, which became vested in 2024 and were deferred under the Company's 2020 Equity Incentive Plan.

(2) Represents RSUs, and applicable dividends, that were granted to Mr. McVey on January 31, 2022 and February 15, 2023, which became vested in 2024 and were deferred under the Company's 2020 Equity Incentive Plan.

(3) Represents gains incurred through the Company's Non-Qualified Deferred Cash Plan.

(4) Aggregate earnings with respect to vested and undelivered RSUs include changes in the market value of the shares of Common Stock underlying the RSUs based on the difference of the closing price of our Common Stock on December 31, 2024 of $226.04 and the closing price of our Common Stock on the date of vesting, as well as the value of amounts accrued under dividend equivalent rights in 2024 that were unpaid as of December 31, 2024. Additionally, aggregate earnings with respect to Mr. McVey include the difference in value of shares of Common Stock underlying the RSUs deferred by Mr. McVey in 2011, 2014, 2017, 2019, 2020, 2022 and 2023 at fiscal year-end 2024 versus fiscal year-end 2023, as well as the value of accrued but unpaid dividend equivalents. These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.

(5) The value of the Aggregate Balance at Last Fiscal Year-End was determined by adding all executive contributions for fiscal year-end 2024 to any aggregate earnings for fiscal year 2024 and the Aggregate Balance at Last Fiscal Year-End as previously reported for year-end 2023, which was $359,387 for Mr. Concannon, $45,190,880 for Mr. McVey and $147,359 for Mr. Gerosa.

Employment agreements and severance arrangements with our Named Executive Officers

Christopher R. Concannon employment agreement

On January 6, 2023, Mr. Concannon and the Company entered into an amended and restated employment agreement (the "*Concannon Employment Agreement*") that provides, effective April 3, 2023, that Mr. Concannon will be employed by the Company as its Chief Executive Officer for an initial five-year term, with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term.

Under the Concannon Employment Agreement, Mr. Concannon's minimum annual base salary is $650,000 per year and he is eligible to receive annual cash and equity incentives in accordance with the Company's annual performance incentive plan and equity plan, each as in effect from time to time. Mr. Concannon's base salary for 2024 was $750,000.

The Concannon Employment Agreement provides that Mr. Concannon's employment may be terminated by him or by the Company at any time. The Concannon Employment Agreement provides for severance payments and benefits (subject to Mr. Concannon's execution of a waiver and general release) if Mr. Concannon's employment is terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments and benefits.

For purposes of the Concannon Employment Agreement, "Cause Event" generally means Mr. Concannon's:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates, or any felony;
- material breach of his employment agreement, our material written policies that are signed by Mr. Concannon, such as our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as policies related to personal trading, insider trading, workplace conduct and sexual harassment or any other material written agreement with us;
- intentional failure or refusal to follow a lawful and proper direction of the Board; or
- any other conduct by Mr. Concannon, whether or not in the course of performing his responsibilities, that has or is reasonably likely to have a material adverse effect on our business, assets or reputation.

For purposes of the Concannon Employment Agreement, "Good Reason" generally means:

- Mr. Concannon's no longer holding the title of Chief Executive Officer;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position (which material diminution shall not include the performance of duties by Mr. McVey pursuant to the terms of the McVey Employment Agreement, as defined below);
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

For purposes of the Concannon Employment Agreement, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;

- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;

- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or

- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

The Concannon Employment Agreement provides that if any payments or benefits paid or provided to Mr. Concannon are subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments would be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless Mr. Concannon would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. The Concannon Employment Agreement further provides that any award gains and annual incentive awards received by Mr. Concannon are subject to potential clawback under policies adopted by the Company. In 2023, the Company adopted the Erroneously Awarded Compensation Policy and the Incentive-Based Compensation Policy. See "*Compensation discussion and analysis – Additional compensation information – Incentive compensation clawback policies*."

Mr. Concannon has also executed a Proprietary Information and Non-Competition Agreement and the Company's standard form of Indemnification Agreement.

Ilene J. Fiszel Bieler amended offer letter

On February 21, 2024, the Company entered into a letter agreement with Ms. Fiszel Bieler (the "*Offer Letter*") that provides that she will be employed by the Company as its Chief Financial Officer. The Offer Letter became effective on May 23, 2024. On May 27, 2024, the Company and Ms. Fiszel Bieler entered into an amendment to the Offer Letter (the "*Offer Letter Amendment*").

Pursuant to the terms of the Offer Letter, Ms. Fiszel Bieler will be paid a base salary at an annual rate of $450,000, payable in accordance with the Company's payroll practices in effect from time to time. In addition, Ms. Fiszel Bieler will be eligible to participate in the Company's 2009 Employee Performance Incentive Plan or any equivalent annual cash incentive plan adopted by the Company from time to time that is applicable to executive officers in lieu thereof (the "*Cash Bonus Plan*"). For calendar year 2024, her target year-end cash bonus pursuant to the Cash Bonus Plan was $800,000. Further, the target grant date value of Ms. Fiszel Bieler's year-end equity award pursuant to the Company's 2020 Equity Incentive Plan was $1.15 million. The award was expected to be comprised equally of (a) a time-based award in the form of restricted stock units or stock options, at her election, and (b) a performance-based award in the form of performance stock units. The time-based portion of such equity award will vest in three substantially equal annual installments on the first, second and third anniversaries of such award, subject to Ms. Fiszel Bieler's continued service with the Company through the applicable vesting date. See "*Compensation discussion & analysis — 2024 compensation detail — Annual cash incentives*" and "*Compensation discussion & analysis — 2024 compensation detail — Annual long term equity incentives — Restricted stock units and stock options*" for a discussion of Ms. Fiszel Bieler's actual cash and equity incentives for 2024.

Pursuant to the Offer Letter, Ms. Fiszel Bieler was entitled receive a $1.15 million cash make-whole award and a $2.7 million equity make-whole award (collectively, the "*Make-Whole Awards*"), each of which were reduced to zero because the underlying awards were not forfeited upon the termination of Ms. Fiszel Bieler's employment with her former employer. No payment or grants related to the Make-Whole Awards were made by the Company.

As a result, and in order to align Ms. Fiszel Bieler's compensation with the interests of the Company's stockholders, the Company determined to provide through the Offer Letter Amendment a sign-on equity award with a grant date value of $750,000 (the "*Sign-On Award*"). The Sign-On Award was granted on June 3, 2024 and is comprised of: (i) 50% restricted stock units that will vest in three substantially equal annual installments on each anniversary of the Award Date, subject to Ms. Fiszel Bieler's continued service to the Company; and (ii) 50% performance stock units that will cliff-vest on the third anniversary of the award date, subject to Ms. Fiszel Bieler's continued service to the Company through such date and with performance criteria materially similar to the performance criteria contained in the annual performance stock unit award agreement provided to other executive officers in February 2024, except that the performance period for Ms. Fiszel Bieler is January 1, 2025 through December 31, 2026 with equally weighted calculation periods covering January 1, 2025 to December 31, 2025 and January 1, 2026 to December 31, 2026. To the extent that the Make-Whole Awards are ever required to be granted by the Company, the Company shall have the option to reduce the Make-Whole Awards, as applicable, by $750,000.

Ms. Fiszel Bieler has also executed a Severance Protection Agreement and a Proprietary Information and Non-Competition Agreement, the terms of which are described below.

Richard M. McVey employment agreement

On January 6, 2023, Mr. McVey and the Company entered into an amended and restated employment agreement (the "*McVey Employment Agreement*") that provided, effective April 3, 2023, that Mr. McVey will be employed by the Company as its Executive Chairman for a term expiring on the date of the Annual Meeting. On November 6, 2024, the Company announced that, on November 4, 2024, Mr. McVey informed the Board that he will retire from his position and as a member of the Board, effective December 31, 2024. Mr. McVey's retirement is considered a termination by Mr. McVey without "Good Reason" (as defined below) under the McVey Employment Agreement, and he did not receive any severance benefits in connection with his retirement.

Prior to his retirement, the duties of Mr. McVey as Executive Chairman as set forth in the McVey Employment Agreement included, among other things, transitioning his prior responsibilities to the new Chief Executive Officer and managing the transition of relationships with key clients and stakeholders. Mr. McVey was expected to spend approximately 66% on average of his business time during the term on the performance of duties as Executive Chairman.

Mr. McVey's annual base salary under the McVey Employment Agreement was a minimum of $650,000 per year.

Under the McVey Employment Agreement, Mr. McVey was eligible to receive annual cash and equity incentives in accordance with the Company's annual performance incentive plan and equity plan, each as in effect from time to time, and was entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with other senior management of the Company.

The McVey Employment Agreement provided for severance payments and benefits (subject to Mr. McVey's execution of a waiver and general release) if Mr. McVey's employment was terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments and benefits.

The Company does not provide tax reimbursements to executives in the event of a Change of Control. The McVey Employment Agreement provided that if any payments or benefits paid or provided to him were subject to, or resulted in, the imposition of the excise tax imposed by Section 4999 of the Code, then the amount of such payments would have been automatically reduced to one dollar less than the amount that subjects such

payment to the excise tax, unless he would have, on a net after-tax basis, received less compensation than if the payment were not so reduced. The McVey Employment Agreement further provides that any award gains and annual incentive awards received by Mr. McVey would be subject to potential clawback under policies adopted by the Company.

For purposes of the McVey Employment Agreement, the terms "Cause Event", "Good Reason", and "Change in Control" generally have the same meaning as defined in the Concannon Employment Agreement, except that (i) "Cause Event" for Mr. McVey does not include intentional failure or refusal to follow a lawful and proper direction of the Board or a provision for any other conduct that has or is reasonably likely to have a material adverse effect on our business, assets or reputation, and (ii) "Good Reason" refers to Mr. McVey no longer holding the title of Executive Chairman and also includes the failure of the Board to nominate him as a director, or once elected, the failure of the Board to elect him as Executive Chairman.

Mr. McVey has also executed a Proprietary Information and Non-Competition Agreement and the Company's standard form of Indemnification Agreement.

Richard M. McVey consulting agreement

On February 25, 2025, Mr. McVey and the Company entered into a consulting services agreement, which provides that Mr. McVey will provide consulting services including advice regarding fixed-income market structure, corporate strategy and the global regulatory framework applicable to the Company's services. Pursuant to this agreement, Mr. McVey will receive an annual cash payment of $50,000. Mr. McVey's unvested equity awards will continue to vest, subject to his continued service. Previously, following his retirement, Mr. McVey had agreed to remain as chairman of the board of directors of MarketAxess Limited, the Company's international holding company, and receive an annual cash director fee of $275,000 per year. Upon entering into the consulting services agreement, Mr. McVey stepped down from the board of directors of MarketAxess Limited, and will no longer receive an annual cash director fee.

Severance protection agreements

Ms. Fiszel Bieler and Messrs. McPherson and Panchal are entitled to severance payments and benefits under their respective severance protection agreements (the "*Severance Protection Agreements*" or the "*SPAs*"), which provide for severance payments and benefits (subject to such executive's execution of a waiver and general release) if such executive's employment is terminated under various conditions. Prior to his resignation, Mr. Gerosa did not have an employment agreement with the Company, but was entitled to severance payments and benefits under his Severance Protection Agreement if his employment was terminated under various conditions.

For purposes of the Severance Protection Agreements, "Cause" generally means such executive's:

- willful misconduct, gross misconduct, or gross negligence in the performance of such executive's duties;
- conviction of, or plea of guilty or nolo contendere to, a crime relating to us or any of our affiliates, or any felony;
- material breach of any material written agreement (including such executive's proprietary information and non-competition agreement) with us or on of our written policies signed by such executive;
- intentional failure or refusal to follow a lawful and proper direction of the Board or the CEO; or
- any other conduct by the executive, whether or not in the course of performing the executive's responsibilities to the Company, that has or is reasonably likely to have a material adverse effect on the business, assets or reputation of the Company.

For purposes of the Severance Protection Agreements, "Good Reason" generally means the occurrence of any of the following:

- an adverse change in such executive's title;

- a material diminution in such executive's duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with such executive's then-current position;

- a reduction in such executive's base salary or annual target incentive bonus (as a percentage of base salary);

- a relocation of such executive's principal place of business of more than 50 miles;

- we provide written notice of our intent not to renew the applicable Severance Protection Agreement; or

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under the Severance Protection Agreement.

For purposes of Ms. Fiszel Bieler's Severance Protection Agreement, "Valid Reason" generally means the occurrence of any of the following:

- an adverse change in Ms. Fiszel Bieler's title;

- a material diminution in Ms. Fiszel Bieler's duties, authorities or responsibilities or the assignment to Ms. Fiszel Bieler of duties or responsibilities that are materially adversely inconsistent with her then position;

- a relocation of such executive's principal place of business of more than 50 miles; or

- we provide written notice of our intent not to renew Ms. Fiszel Bieler's Severance Protection Agreement.

For purposes of the Severance Protection Agreements, the term "Change in Control" generally has the same meaning as defined in the Concannon Employment Agreement.

Proprietary information and non-competition agreements

Each of our NEOs has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter for Mr. Concannon, Ms. Fiszel Bieler, and Messrs. McVey, McPherson and Panchal, and six months thereafter for Mr. Gerosa, (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our non-clerical employees or consultants during their employment and for two years thereafter for Mr. Concannon, Ms. Fiszel Bieler, and Messrs. McVey, McPherson, Panchal and Gerosa, and (iv) certain non-solicitation provisions that restrict their soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter for Messrs. Concannon and McVey and one year thereafter for Ms. Fiszel Bieler and Messrs. McPherson, Panchal and Gerosa. Mr. Gerosa remains subject to the terms of his Proprietary Information and Non-Competition Agreement following his resignation.

Potential termination or change in control payments and benefits

Each of the NEOs is entitled to certain payments and benefits pursuant to their employment agreements and/or other agreements, as applicable, entered into between us and such executive upon a termination of such executive's employment in certain circumstances or in the event of a change in control of the Company. For Mr. Concannon, his rights upon certain termination or change in control events: (a) to base salary continuation, bonus and healthcare benefits are governed by the Concannon Employment Agreement; and (b) to vesting of unvested equity awards are governed by his equity award agreements. For Ms. Fiszel Bieler and Messrs. McPherson and Panchal, their rights upon certain termination or change in control events are governed by their applicable Severance Protection Agreement or where more favorable, their applicable equity award agreements. For Mr. McVey, his rights upon certain termination or change in control events: (a) to base salary continuation, bonus and healthcare benefits were governed by the McVey Employment Agreement; and (b) to vesting of unvested equity awards are governed by his equity award agreements. For Mr. Gerosa, his rights upon certain termination or change in control events were governed by his Severance Protection Agreement, or where more favorable, his applicable equity award agreements. Mr. McVey's retirement on December 31, 2024 was considered a termination by Mr. McVey without Good Reason under the McVey Employment Agreement and he will not receive any continued base salary, bonus payment multiple or continued healthcare coverage under such agreement. Because Mr. McVey will continue to serve the Company as a consultant, his unvested equity will continue to vest so long as Mr. McVey continues to provide service to the Company. See "*Employment agreements and severance arrangements with our Named Executive Officers – Richard M. McVey consulting agreement*." Mr. Gerosa's resignation was treated as a resignation without Good Reason under his Severance Protection Agreement and equity award agreements and, thus, Mr. Gerosa did not receive any termination-related payments or benefits following his resignation. The benefits described herein are subject to the applicable NEO's, his or her estate's or his or her legal guardian's, as applicable, execution of a general release of claims and covenant not to sue.

The following tables estimate the payments we would be obligated to make to each of our NEOs as a result of such NEO's termination or resignation under the circumstances shown or because of a change in control, in each case assuming such event had occurred on December 31, 2024. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2024 that would be paid in the normal course of continued service, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $226.04, the closing price on December 31, 2024.

Payments and Benefits for Mr. Concannon						
	Termination for Cause or Without Good Reason	Death or Disability CCPP Termination [1]	Death or Disability Non-CCPP Termination [1]	CCPP Without Cause or for Good Reason Termination [1]	Non-CCPP Without Cause or for Good Reason [1]	CIC Non-Continued Award [1] (No Termination)
Base Salary [2]	—	$1,500,000	$750,000	$1,500,000	$1,500,000	—
Bonus [3]	—	$2,600,000	$1,300,000	$2,600,000	$2,600,000	—
Health Benefits [4]	—	$64,368	$42,912	$64,368	$64,368	—
Unvested Performance Stock Units [5]	—	$3,509,271	$3,509,271	$4,648,287	—	$4,648,287
Unvested Restricted Stock Units [6]	—	$1,947,335	$1,947,335	$1,947,335	—	$1,947,335
Unvested Stock Options [7]	—	$63,727	$63,727	$63,727	—	$63,727
Total	—	$9,684,700	$7,613,244	$10,823,716	$4,164,368	$6,659,348

(1) A "Death or Disability CCPP Termination" occurs upon Mr. Concannon's death or disability during a CCPP (as defined below). A "Death or Disability Non-CCPP Termination" occurs upon Mr. Concannon's death or disability outside of a CCPP. A "CCPP Without Cause or for Good Reason Termination" occurs upon: (i) a termination by Mr. Concannon for Good Reason during a Prior CCPP (as defined below); or (ii) the Company terminates Mr. Concannon without Cause or a termination by Mr. Concannon for Good Reason during the portion of a CCPP that is not a Prior CCPP. A "Non-CCPP Without Cause or for Good Reason Termination" means a termination by the Company without Cause or by Mr. Concannon for Good Reason that is not a CCPP Without Cause or for Good Reason Termination. A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. An "Average Bonus" for Mr. Concannon means, for a termination that occurs on or before December 31, 2024, the actual bonus earned by Mr. Concannon for the year ended December 31, 2023. A "Prior Change in Control Protection Period" or "Prior CCPP" means the period of three months prior to a "change in control event" within the meaning of Section 409A of the Code. A "CCPP" means a period encompassing a Prior CCPP and: (i) 18 months (for base salary, bonus and healthcare) and (ii) 24 months (for equity awards), in each case, after a Change in Control as defined in the 2020 Equity Incentive Plan.

(2) Represents the continued payment of base salary: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 24 months; and (b) upon a Death or Disability Non-CCPP Termination, for 12 months.

(3) Represents a bonus: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, in the amount of two times Mr. Concannon's Average Bonus, payable in 24 monthly installments; and (b) upon a Death or Disability Non-CCPP Termination, in the amount of one times Mr. Concannon's Average Bonus, payable in 12 monthly installments.

(4) Represents healthcare coverage: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 18 months; and (b) upon a Death or Disability Non-CCPP Termination, for 12 months.

(5) Reflects the value of the unvested PSUs granted to Mr. Concannon in January 2022, February 2023 and February 2024, each as a part of his annual award (collectively, the "Concannon Annual Awards") and the value of the unvested PSUs granted to Mr. Concannon in April 2023 as part of his promotion award for the Chief Executive Officer position (the "Concannon Promotion Award"), assuming the following: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, reflects full vesting of unvested PSUs at target; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested PSUs at target (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the PSUs from the Concannon Annual Award would not vest); and (b) with respect to the Concannon Promotion Award, (i) upon a Death or Disability CCPP Termination and Death or Disability Non-CCPP Termination, since no performance period has yet been completed at 2024 fiscal year end, reflects vesting using a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to the average closing stock price of each trading day during the 90 calendar days ending on the day before the termination date, which for purposes of this table is assumed to be December 31, 2024 (however, the result of such calculation was below threshold performance and thus no PSUs would vest); and (ii) upon a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, since no performance has yet been completed at 2024 fiscal year end, reflects vesting based on a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to an assumed change in control price that would result in vesting at target. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award PSUs would continue vesting on their original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the Concannon Employment Agreement, and such value is not reflected in the table.

(6) Represents the value of the unvested RSUs granted to Mr. Concannon as part of the Concannon Annual Awards and Concannon Promotion Award, which will vest as follows: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, his unvested RSUs shall fully vest; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested RSUs (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the PSUs from the Concannon Annual Award would not vest); and (b) for the Concannon Promotion awards, upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued

Award, his unvested RSUs shall fully vest. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award RSUs would continue vesting on their original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the Concannon Employment Agreement, and such value is not reflected in the table.

(7)   Represents the value of the unvested stock options granted to Mr. Concannon as part of the Concannon Annual Awards, which will vest as follows: upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, his unvested stock options shall fully vest, but the stock options granted in January 2022 and February 2023 have no impact on the value presented in the table above because it is presented as of December 31, 2024 and the stock options had an exercise price greater than the closing market price of a share of our Common Stock on such date (however, if Mr. Concannon resigned with Good Reason, in the case of a CCPP Without Cause or For Good Reason Termination, the unvested stock options from the Concannon Annual Awards would not vest).

Payments and Benefits for Mr. Fiszel Bieler					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	IFB Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$1,875,000	—	$1,250,000	$625,000
Pro Rata Bonus [3]	—	$485,246	—	$485,246	$242,623
Health Benefits [4]	—	$64,879	—	$43,253	$43,253
Unvested Performance Stock Units [5]	—	$406,194	$406,194	—	$406,194
Unvested Restricted Stock Units [6]	—	$406,194	$406,194	—	$406,194
Total	—	$3,237,513	$812,388	$1,778,499	$1,723,263

(1)   A "CIC Termination", occurs upon termination by the Company without Cause or a termination by the applicable NEO for Good Reason during the period beginning on the effective date of a Change in Control and ending on the second anniversary following such effective date (such period, a "Protection Period"). A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. An "IFB Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause or a termination by Ms. Fiszel Bieler for Valid Reason prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Ms. Fiszel Bieler for Valid Reason following the expiration of a Protection Period. The applicable NEO's "Average Annual Bonus" means the average of his or her annual bonus amounts earned and payable for the Company's three fiscal years immediately preceding the termination, or, with respect to a CIC Termination, if greater, the bonus amount from the year preceding a Change in Control. Pursuant to the terms of her Severance Protection Agreement, as Ms. Fiszel Bieler had not yet received a bonus on December 31, 2024, her Average Annual Bonus would have been $800,000, her target cash incentive for the 2024 calendar year, as set forth in her offer letter.

(2)   Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in a lump sum; (b) upon an IFB Non-CIC Termination, equal to one times the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in a lump sum.

(3)   Represents a pro rata bonus: (a) upon a CIC Termination or an IFB Non-CIC Termination, equal to Ms. Fiszel Bieler's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of her Average Annual Bonus, payable in a lump sum.

(4)   Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon an IFB Non-CIC Termination or upon death or disability, for twelve months.

(5)   Represents the target value of the unvested PSUs granted to Ms. Fiszel Bieler in May 2024, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, her unvested PSUs shall fully vest. Upon an IFB Non-CIC Termination, her PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(6)   Represents the value of the unvested RSUs granted to Ms. Fiszel Bieler in May 2024, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, her unvested RSUs shall fully vest. Upon an IFB Non-CIC Termination, her unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. McPherson					
	Termination for Cause or Without Good Reason	**CIC Termination** [1]	**CIC Non-Continued Award** [1] (No Termination)	**Non-CIC Termination** [1]	**Death or Disability**
Severance [2]	—	$1,962,500	—	$1,308,333	$654,167
Pro Rata Bonus [3]	—	$858,333	—	$858,333	$429,167
Health Benefits [4]	—	$64,879	—	$43,253	$43,253
Unvested Performance Stock Units [5]	—	$1,750,002	$1,750,002	—	$1,750,002
Unvested Restricted Stock Units [6]	—	$1,293,401	$1,293,401	—	$1,293,401
Total	—	$5,929,115	$3,043,403	$2,209,919	$4,169,989

(1) Refer to footnote (1) under the *"Payments and Benefits Payable to Ms. Fiszel Bieler"* table for applicable definitions, except that a "Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Mr. McPherson for Good Reason following the expiration of a Protection Period.

(2) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum.

(3) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. McPherson's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(4) Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(5) Represents the target value of the unvested PSUs granted to Mr. McPherson in January 2022, February 2023 and February 2024, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest. Upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(6) Represents the value of the unvested RSUs granted to Mr. McPherson in January 2022, February 2023 and February 2024, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Panchal					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$1,875,000	—	$1,016,667	$508,333
Pro Rata Bonus [3]	—	$800,000	—	$566,667	$283,333
Health Benefits [4]	—	$56,029	—	$37,352	$37,352
Unvested Performance Stock Units [5]	—	$1,717,226	$1,717,226	—	$1,717,226
Unvested Restricted Stock Units [6]	—	$1,585,219	$1,585,219	—	$1,585,219
Total	—	$6,033,473	$3,302,444	$1,620,686	$4,131,464

(1)   Refer to footnote (1) under the *"Payments and Benefits Payable to Ms. Fiszel Bieler"* table for applicable definitions, except that a "Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Mr. Panchal for Good Reason following the expiration of a Protection Period. Pursuant to the terms of his Severance Protection Agreement, (i) for a Non-CIC Termination or Death or Disability, Mr. Panchal's Average Annual Bonus of $556,667 is calculated based on the average of his annual bonus amounts earned and payable for the three completed years preceding his termination, but he was only employed for two completed years on December 31, 2024; and (ii) for a CIC Termination, Mr. Panchal's Average Annual Bonus of $800,000 is calculated based on the greater of the prior year bonus or the average annual bonus of the three completed years preceding his termination.

(2)   Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum. In each case, as of December 31, 2024, Mr. Panchal had only received an annual cash incentive for the years ended December 31, 2022 and December 31, 2023.

(3)   Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. Panchal's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum. In each case, as of December 31, 2024, Mr. Panchal had only received an annual cash incentive for the years ended December 31, 2022 and December 31, 2023.

(4)   Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(5)   Represents the target value of the unvested PSUs granted to Mr. Panchal in March 2022, February 2023 and February 2024, which will vest as follows: (a) upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest; and (b) upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination (but as such PSUs granted in March 2021 and February 2023 cliff vest in March 2025 and February 2026, no PSUs shall vest).

(6)   Represents the value of the unvested RSUs granted to Mr. Panchal in March 2022, February 2023 and February 2024, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Compensation Committee interlocks and insider participation

The Compensation Committee is composed of four independent directors: Ms. Altobello (Chair), Mr. Casper, Ms. Gibson and Mr. Hernandez. No member of the Compensation Committee is, or was during 2024, a current or former officer or employee of the Company or any of its subsidiaries. Additionally, during 2024, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, the Company is providing its stockholders the opportunity to cast an advisory vote to approve the compensation of the Company's NEOs. This proposal, commonly known as a "Say-on-Pay" proposal, gives the Company's stockholders the opportunity to express their views on the NEOs' compensation.

As described in detail in the *Compensation Discussion and Analysis* above, the Company's NEO compensation program is designed to attract, reward and retain the caliber of officers needed to ensure the Company's continued growth and profitability.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's stockholders. The Company believes that its NEO compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, in addition to short-term (annual) incentive awards, which has enabled the Company to successfully motivate and reward its NEOs. The Company believes that its ability to retain its current high-performing team of seasoned executive officers is critical to its continuing financial success and that its focus on the long-term interests of its NEOs aligns with the interests of its stockholders.

We urge stockholders to read the letter from the Compensation Committee found on page 32 and the *Compensation, Discussion and Analysis* beginning on page 33, which describe in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the *Summary Compensation Table* and other related compensation tables and narratives beginning on page 58, which provide detailed information on the compensation of our NEOs. For these reasons, the Board recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in the Company's proxy statement for the 2025 Annual Meeting, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Your vote

As an advisory vote, this proposal is not binding upon the Company, our Board or our Compensation Committee. Notwithstanding the advisory nature of this vote, our Board and the Compensation Committee, which is responsible for designing and administering the Company's NEO compensation program, value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs. Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the approval, on an advisory basis, of the compensation of the Company's NEOs as disclosed in this Proxy Statement. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 3. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement.

STOCKHOLDER PROPOSAL
PROPOSAL 4 — STOCKHOLDER PROPOSAL TO REMOVE THE ONE-YEAR HOLDING PERIOD REQUIREMENT TO CALL A SPECIAL STOCKHOLDER MEETING

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which the Company and the Board accept no responsibility. The stockholder proposal is required to be voted on at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board recommends that stockholders vote AGAINST this proposal.

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of at least 20 shares of our common stock since at least November 1, 2021, has informed the Company of his intent to present the following proposal at the 2025 Annual Meeting.

Proposal 4 — Special Shareholder Meeting Improvement



Shareholders ask our Board of Directors to remove the current provision that considers the voice of certain MarketAxess shareholders as non-shareholders. Currently all shares not held for one continuous year are considered non shareholders if they seek to call for a special shareholder meeting on an important matter.

This shareholder proposal won significant 48% support at the 2024 MarketAxess annual meeting. If a shareholder proposal wins more than 40% support at an annual meeting the Board of Directors should automatically put the proposal on the next year's ballot and take a neutral position.

The current one-year exclusion for all shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have useless right on the books of MarketAxess.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire more MarketAxess shares to equal the challenging 25% share ownership requirement of all shares outstanding to call for a special shareholder meeting when there is an urgent matter to consider in order to incentivize a turnaround of MarketAxess. Special shareholder meetings are not called for when a company has good performance.

If MarketAxess is in an emergency situation, MarketAxess shareholders will not even consider acquiring more shares in order to call for a special shareholder meeting, if they have wait one year to call for a special shareholder meeting. A one-year holding period makes no sense when a response to an emergency must wait a full year to take the first step of calling for a special shareholder meeting.

The fact that one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting is an incentive for MarketAxess Directors to avoid such an emergency situation in the first place since the continued service of certain MarketAxess Directors could be terminated by a special shareholder meeting. This is a good incentive for the MarketAxess Directors to have for the benefit of shareholders.

Please vote yes:

Special Shareholder Meeting Improvement – Proposal 4

The Board's statement in opposition to the stockholder proposal

Our Board of Directors has carefully considered this stockholder proposal, which seeks to eliminate the one-year holding requirement to exercise the right of stockholders to request special meetings, and concluded that its adoption is unnecessary, potentially harmful, and not in the best interests of the Company or our stockholders for the reasons outlined below. Accordingly, the Board unanimously recommends a vote AGAINST this proposal.

The one-year holding period was specifically disclosed in management's 2024 proposal in support of the special meeting right, which our stockholders overwhelmingly approved with 88% of votes cast, and which helps protect the Company and our broader stockholder base against abuses by stockholders with narrow short-term interests.

The Board recognizes the importance of providing stockholders with a balanced right to call special meetings. To that effect, in 2024, our Board of Directors sought stockholder approval of an amendment to our Bylaws to provide stockholders owning a combined 25% or more of the Company's outstanding common stock with the right to call a special meeting of stockholders. The details, including the common requirement that stockholders exercising the special meeting right have owned the shares continuously for at least one year, were specifically described in the proxy statement proposal for the 2024 annual meeting of stockholders; on the other hand, proponent's 2024 special meeting proposal solely related to the 10% ownership threshold and never referenced any holding period requirement. **Our stockholders approved the Bylaws amendment with the support of approximately 88% of votes cast.** The one-year holding requirement is intended to balance enabling stockholders to vote on important matters with the potential abuse of this right and the associated cost and distraction that could arise as a result of its exercise. Based on the overwhelming support of the Company's amendment, the Bylaws were amended in July 2024 to provide stockholders owning a combined 25% or more of the Company's outstanding common stock with the right to call a special meeting of stockholders.

Our Board believes that the current special meeting right, including the one-year holding period and other procedural protections, provides stockholders a meaningful, not useless, ability to request a special meeting while also protecting the Company and its stockholders against the risk that certain stockholders will use special meetings as a means to advance narrow and short-term oriented interests, which may not be in the long-term interests of the Company or its broader stockholder base.

The one-year holding period is consistent with the minimum holding period established by the SEC under Rule 14a-8 of the Exchange Act, which enables a stockholder to include a proposal in an issuer's proxy statement. In adopting the holding requirements under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a stockholder has some meaningful "economic stake or investment interest" in a company before the stockholder may draw on company and stockholder resources and command the time and attention of other stockholders to consider and vote on the proposal. Our Board believes the SEC's reasoning is equally applicable to the Company's one-year holding requirement for requesting a special meeting. Moreover, under that same rule, stockholders with minimal holdings are already able to present proposals, such as this one, at annual meetings.

Special meetings require substantial time, effort and management resources, and the one-year holding requirement provides a reasonable safeguard against financial expense and administrative burdens associated with conducting a special meeting of stockholders.

Our Board recognizes the importance of providing stockholders with the ability to request special meetings in appropriate circumstances. At the same time, a special stockholder meeting is a significant undertaking that requires a substantial commitment of time and financial resources of the Company. Among other costs, the Company is required to prepare, print, and distribute legal disclosure documents to stockholders, solicit proxies, and tabulate votes for each special stockholder meeting called. In addition, special meetings require the Board and management to divert significant time and focus away from management of the Company in order to prepare for, and conduct, the special meeting, detracting from their primary focus of operating our business and maximizing long-term stockholder value.

Our Bylaws facilitate the ability of stockholders meeting the applicable requirements to call special meetings when extraordinary matters arise, without enabling a minority of stockholders that have not held a financial

stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for less significant matters. If the one-year holding requirement is eliminated, as the stockholder proponent requests, the Company could be subject to regular disruptions by short-term, special-interest stockholder groups with agendas that are not in the best interests of the Company or its broader stockholder base and it would increase the potential for misuse of the special meeting right. Such diversions could potentially operate against the best interests of our stockholders overall, in order to serve the narrow short-term interests of certain stockholders.

Our existing corporate governance policies and practices promote accountability and responsiveness to stockholders

We are committed to maintaining strong corporate governance practices and procedures, including stockholder engagement initiatives. The Company has demonstrated and promoted accountability to stockholders through its existing corporate governance policies and practices, which include:

- ✓ ***Annual Election of Directors:*** Since the Company's initial public offering in 2004, all directors have been annually elected to our Board. Our directors are only elected to hold office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal.

- ✓ ***Majority Voting Standards in Uncontested Elections:*** Our Bylaws include a "majority voting" standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. Under the majority voting standard, in uncontested elections of directors, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present.

- ✓ ***Stockholder Right to Act by Written Consent:*** Since the Company's initial public offering in 2004, the Company's Bylaws have permitted the holders of a majority of our outstanding common stock having voting power present in person or represented by proxy to take any action required or permitted to be taken at an annual or special meeting, including election of directors, without a meeting, without prior notice and without a vote. Through this right, stockholders are already empowered to act between annual meetings.

- ✓ ***Stockholder Input on Director Nominations:*** Stockholders may recommend director candidates by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described under – "Communicating with our Board members." The Nominating and Corporate Governance Committee evaluates any such candidate in the same manner as it evaluates candidates recommended from other sources.

- ✓ ***Independent Board Chair:*** Our Chairman of the Board is an independent director.

- ✓ ***Majority Independent Board***: Currently, and following the Annual Meeting, assuming the stockholders elect to the Board of Directors the director nominees set forth in Proposal No. 1, 10 out of our 11 directors are independent.

- ✓ ***Committees Comprised Entirely of Independent Directors:*** The Board has established structural safeguards that serve to preserve the Board's independent oversight of management. The Board's Audit Committee, Compensation and Talent Committee, Nominating and Corporate Governance Committee, Risk Committee and Finance Committee are comprised entirely of, and are chaired by, independent directors.

- ✓ ***Annual Board Evaluation:*** The Nominating and Governance Committee annually reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its committees.

- ✓ ***Robust Stock Ownership Guidelines:*** The Board of Directors believes that equity ownership by the Company's directors and executive officers is important for the Company. Our directors and executive officers are subject to stock ownership guidelines to align their interests with those of our

stockholders. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director.

✓ **_Regular Stockholder Engagement:_** We value our stockholders' opinions and actively solicit input through our stockholder engagement program. During 2024, the Company reached out to stockholders who collectively represented over 68% of our outstanding common stock and had conversations with thirteen stockholders who requested engagement representing approximately 49% percent of our outstanding common stock. We are responsive to stockholders and believe in maintaining active stockholder engagement.

✓ **_Annual Say-on-Pay:_** In accordance with the Board's recommendation as well as the majority of stockholders voting at the 2024 Annual Meeting, the Company conducts an annual say-on-pay vote. The Board recognizes the importance of an annual vote as it allows stockholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year.

See "Corporate Governance and Board Matters" for more information.

In light of our existing policies and practices, the Board has determined that this stockholder proposal is not in the best interests of the Company and its stockholders.

Your vote

This proposal is not binding upon the Company or our Board. Notwithstanding the non-binding nature of this vote, our Board values the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when considering whether to implement this proposal.

Unless proxy cards are otherwise marked, the persons named as proxies will vote AGAINST this Proposal 4. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 4. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "AGAINST" the Special Shareholder Meeting Improvement Proposal (Proposal 4).

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, our Company is required to calculate and disclose the total compensation paid to its median employee, as well as the ratio of the total compensation paid to such median employee as compared to the total compensation paid to the Company's CEO. The Company believes that the ratio of pay included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Measurement date

We identified the median employee using our employee population on December 31, 2024. On December 31, 2024, the CEO of the Company was Mr. Concannon.

Consistently Applied Compensation Measure (CACM)

We identified our median employee using a consistently applied compensation measure, consisting of the following:

- Actual base salary paid;
- Cash bonus paid in 2025 for 2024 performance;
- Other cash payments including, but not limited to, overtime, allowances and one-time awards;
- Value of equity awards granted in 2024, computed in accordance with FASB ASC Topic 718; and
- Company contributions to a pension or retirement plan, including, but not limited to, a 401(k) defined contribution plan in the U.S.

Exceptions

As of December 31, 2024, we had 891 employees globally, including 575 U.S. employees and 316 non-U.S. employees. In determining the median employee, we did not include employees from the following countries as they represented, in aggregate, less than 5% of our employee population:

- Brazil – 3 employees
- France – 5 employees
- Germany – 6 employees
- Hong Kong – 10 employees
- Italy – 1 employee
- The Netherlands – 11 employees
- Switzerland – 4 employees

After excluding the CEO and employees described above, we determined our median employee from a population of 850 employees, including 574 U.S. employees and 276 non-U.S. employees.

CEO pay ratio

The annual total compensation for the CEO and the median employee, as calculated using the Summary Compensation Table requirements, was $5,819,842 and $193,750, respectively, resulting in a ratio of 30:1.

This pay ratio information is being provided solely for compliance purposes. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid to our Principal Executive Officer ("*PEO*"), which is our CEO, and the average of our non-PEO NEOs, and certain financial performance measures of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

	Pay Versus Performance [1]									
	Summary Compensation Table Total for PEO [2]		Compensation Actually Paid to PEO [3]		Average Summary Compensation Table Total for Non-PEO NEOs [4]	Average Compensation Actually Paid to Non-PEO NEOs [5]	Value of Initial Fixed $100 Investment Based On:		Net Income [8] (millions)	Adjusted Operating Income [9] (millions)
Year	Concannon	McVey	Concannon	McVey			TSR [6]	Peer Group TSR [7]		
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$5,819,842	N/A	($88,816)	N/A	$2,262,950	$1,534,249	$62.31	$167.00	$274.2	$392.2
2023	$8,293,086	$5,420,785	$5,270,186	($4,411,280)	$1,868,629	$1,552,561	$79.71	$131.91	$258.1	$361.1
2022	N/A	$5,553,833	N/A	($17,047,453)	$3,600,351	$1,318,174	$75.12	$113.64	$250.2	$370.4
2021	N/A	$5,742,184	N/A	($23,796,801)	$2,778,019	($567,512)	$109.67	$131.62	$257.9	$379.6
2020	N/A	$6,143,686	N/A	$46,225,725	$2,563,567	$12,445,573	$151.29	$99.47	$299.4	$423.6

(1) Mr. Concannon, our Chief Executive Officer, has served as Chief Executive Officer since April 3, 2023. Previously, Mr. McVey served as Chief Executive Officer. The Non-PEO NEOs for the applicable years were as follows:

- 2024: Ilene J. Fiszel Bieler, Richard M. McVey, Kevin M. McPherson, Naineshkumar S. Panchal and Christopher N. Gerosa;

- 2023: Christopher N. Gerosa, Kevin M. McPherson, Naineshkumar S. Panchal and Christophe Roupie;

- 2022: Christopher R. Concannon, Christopher N. Gerosa, Kevin M. McPherson and Naineshkumar S. Panchal; and

- 2021: Christopher R. Concannon, Antonio DeLise, Christopher N. Gerosa, Kevin M. McPherson and Nicholas Themelis; and

- 2020: Christopher R. Concannon, Antonio DeLise, Kevin M. McPherson and Nicholas Themelis.

(2) The dollar amounts reported in columns (b) are the amounts of total compensation reported for Messrs. Concannon and McVey, respectively, for each corresponding year in which he served as Chief Executive Officer in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(3) The dollar amounts reported in columns (c) represent the amount of "compensation actually paid" to Messrs. Concannon and McVey, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Concannon and McVey during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Concannon's total compensation for 2024 to determine the compensation actually paid:

PEO Compensation Actually Paid: Christopher R. Concannon				
Year	Summary Compensation Table Total	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid
2024	$5,819,842	$3,527,342	($2,381,316)	($88,816)

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a

deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) in the "Total" column of the Summary Compensation Table in each applicable year.

(5) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) for each year to determine the compensation actually paid, using the same methodology described above in footnote 3:

Average Non-PEO NEO Compensation Actually Paid			
Year	Summary Compensation Table Total	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid
2024	$2,262,950	$1,164,828	$436,127	$1,534,249

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(6) TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(7) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: the Dow Jones U.S. Financials Index.

(8) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(9) Adjusted Operating Income is defined as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or clam judgments, settlements and the effects of accounting or tax law changes.

Financial performance measures

As described in greater detail in "*Executive Compensation – Compensation Discussion and Analysis*," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected to incentivize our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted operating income
- Operating margin
- Revenue growth excluding U.S. credit
- U.S. credit market share

Analysis of the information presented in the Pay versus Performance table

As described in more detail in the section "*Executive Compensation – Compensation Discussion and Analysis*," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2020 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because a significant portion of the compensation actually paid to Messrs. Concannon and McVey and to the other NEOs is comprised of equity awards.



Compensation Actually Paid and Net Income

As demonstrated by the following table, the amount of compensation actually paid to Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2022 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's net income over the three years presented in the table.



Compensation Actually Paid and Adjusted Operating Income

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023, Mr. McVey for 2022, 2021 and 2022 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022, 2021 and 2020) is generally aligned with the Company's Adjusted Operating Income over the three years presented in the table. As described above, Adjusted Operating Income is defined as operating income before: (i) unplanned inorganic activity and (ii) the impact of cash incentives. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted Operating Income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the pay versus performance table above) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted Operating Income as the financial component of the Company's short-term incentive compensation program. See "– *Compensation Discussion and Analysis*."



OTHER INFORMATION

General information

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Company, to be used at our Annual Meeting scheduled for Wednesday, June 4, 2025, at 9:00 AM, Eastern Daylight Time, via live audio webcast at www.virtualshareholdermeeting.com/MKTX2025.

Holders of record of our Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. On that date, there were 37,201,388 shares entitled to be voted.

The Annual Meeting will be held in virtual format only. You will not be able to attend the Annual Meeting physically, however you may vote and submit questions while attending the Annual Meeting online via the live audio webcast.

To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card. You will be able to submit questions during the meeting by typing in your question in the "ask a question" box on the meeting page. Should you require technical assistance, support will be available by dialing 800-586-1548 (U.S.) or 303-562-9288 (International) during the meeting. We are committed to ensuring that our stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

We encourage you to vote your shares, either by voting online during the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you vote via the Internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than the Proposals listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: (1) **FOR** the election of each of the nominees for director named herein, (2) **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025, (3) **FOR** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement, and (4) **AGAINST** the Special Shareholder Meeting Improvement Proposal and (5) in accordance with the best judgment of the persons appointed as proxies with respect to any other matters that properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, see "— *Voting — Broker authority to vote.*"

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings "— *Solicitation of Proxies*" and "— *Voting.*"

We are furnishing proxy materials to our stockholders primarily via the Internet. On or about April 23, 2025, we expect to mail beneficial owners of our Common Stock a Notice containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice also instructs you on how to vote via the Internet. Other stockholders, in accordance with their prior requests, received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form. The proxy card includes instructions on how to vote via the telephone. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our Annual Report, on the website referred to in the Notice.

Internet distribution of our proxy materials is designed to provide our stockholders with the information they need, while lowering costs of delivery and reducing the environmental impact of our Annual Meeting. However, if you would prefer to receive paper copies of proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Our Proxy Statement and 2024 Annual Report to Stockholders are available at
https://materials.proxyvote.com/57060D

Solicitation of proxies

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a Notice, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

Voting

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 37,201,388 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

You may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the Notice or the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the Notice before your proxy will be accepted. In addition to the instructions that appear on the Notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 3, 2025 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, in addition to the methods described above, you may also submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares online at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote online at the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2025; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the online meeting. If you plan to attend the online Annual Meeting, you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

For Shares Registered in the Name of a Brokerage Firm or Bank: If your shares of Common Stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of Common Stock voted prior to or during the online meeting, or contact your broker, bank or other nominee for such information.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting online.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001, (2) subsequently sending another proxy bearing a later date or (3) attending the Annual Meeting and voting online.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote online at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes only on routine matters, such as the ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions, such as the election of directors, the advisory vote on the compensation of our named executive officers or the special meeting right proposal. A "broker non-vote" occurs when a beneficial owner has not provided voting instructions and the broker holding shares for the beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the stock issued and outstanding and entitled to vote at the meeting on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. Our Bylaws include a majority of votes cast voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors (Proposal 1), you may either vote "FOR," "AGAINST" or "ABSTAIN" as to each nominee. Cumulative voting is not permitted. Under the majority of votes cast voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present. A majority of the votes cast means that the number of votes cast "FOR" a candidate for director exceeds the number of votes cast "AGAINST" that candidate for director. Abstentions will have no effect in determining whether a director nominee has received a majority of the votes cast because an abstention does not count as a vote cast. In addition, brokers do not have discretionary authority to vote for directors, therefore, broker non-votes will not count as a vote cast "FOR" or "AGAINST" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Other Items. For Proposals 2, 3, and 4, if a quorum is present, the proposals will be decided by the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will be counted as shares present having voting power on these proposals and will have the same effect as votes "AGAINST." Brokers have discretionary authority to vote on Proposal 2, the ratification of the appointment of PwC. Therefore, there will be no broker non-votes on Proposal 2. Brokers do not have discretionary authority to vote on Proposals 3 and 4 and any resulting broker non-votes will have no effect on the outcome of the vote.

Availability of certain documents

Householding of Annual Meeting materials

The Company and some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. This "householding" procedure reduces our printing costs and postage fees as well as the environmental impact of the annual meeting. Stockholders who participate in householding will continue to receive separate proxy cards. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at *www.marketaxess.com* or the SEC's website at

www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2024, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2026 Annual Meeting

In order to be considered for inclusion in the Company's proxy statement and proxy card relating to the 2026 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Exchange Act must be received by the Company at its principal executive offices in New York, New York, on or before December 24, 2025. In addition, under the Company's bylaws, any proposal for consideration at the 2026 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 24, 2025 and the close of business on December 24, 2025 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide the Company with notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 6, 2026.

APPENDIX A — RECONCILIATION OF NON-GAAP AMOUNTS

The Company believes that presenting adjusted operating income, a non-GAAP measure, is meaningful, as it reflects metrics considered by the Compensation Committee in making its compensation determinations. The Company defines adjusted operating income as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. The Company believes adjusted operating income is an appropriate measure for evaluating the operating performance of the Company on a consolidated basis. Adjusted operating income and similar measures with similar titles are common performance measures used by investors and analysts to analyze the Company's performance. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles ("*GAAP*"). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. All dollar amounts included in this Appendix A are presented in thousands, except as otherwise noted.

The following is a reconciliation of operating income (GAAP) to Adjusted Operating Income (non-GAAP):

Reconciliation of Operating Income (GAAP) to Adjusted Operating Income (Non-GAAP) *(000's)*	
	Twelve Months Ended December 31, 2024
Operating Income	$340,870
Cash Incentives	$51,119
Unplanned Inorganic Activity	$203
Adjusted Operating Income	$392,192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	(IRS Employer Identification No.)
55 Hudson Yards, New York, New York	**10001**
(Address of principal executive offices)	(Zip Code)

(212) 813-6000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.003 par value	MKTX	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the shares of common stock held by non-affiliates of the registrant as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $6.5 billion computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be executive officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 37,783,610 shares of common stock, 5,383,271 of which were held by affiliates, outstanding on that date.

As of February 20, 2025, the aggregate number of shares of the registrant's common stock outstanding was 37,693,220.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.
2024 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," "may," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance and our strategy. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A. "Risk Factors."

Item 1. *Business.*

Overview

MarketAxess Holdings Inc. (the "Company" or "MarketAxess") operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to our clients across the global fixed-income markets. Approximately 2,100 institutional investor and broker-dealer firms use our patented trading technology to efficiently trade U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. We leverage our diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data and index products and a range of post-trade services to provide an end-to-end trading solution to our robust network of platform participants. Our award-winning all-to-all Open Trading® marketplace ("Open Trading") is widely regarded as the preferred all-to-all trading solution in the global credit markets, creating a unique liquidity pool for a broad range of credit market participants.

We provide automated and algorithmic trading solutions that we believe, when combined with our integrated and actionable data offerings, help our clients make faster, better-informed decisions on when and how to trade on our platforms. In 2024, we continued our roll-out of MarketAxess X-Pro ("X-Pro"), our newest trading platform, to more seamlessly combine our trading protocols with our proprietary data and pre-trade analytics. Our artificial intelligence ("AI") driven technology, such as CP+™, our real-time pricing engine, is a critical data input and pricing source for multiple MarketAxess trading protocols and solutions, including Auto-X™ and portfolio trading. In 2024, we leveraged our recent acquisition of Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma"), a quantitative trading technology provider specializing in algorithmic and analytical trading services, to accelerate our development of AI-driven execution algorithms across all of our key product areas. We believe that we will be able to enhance our capabilities and increase our efficiency by leveraging Pragma technology across our technology stack.

We also provide a number of integrated and actionable data offerings, including CP+ and Axess All®, to assist clients with real-time pricing and trading decisions and transaction cost analysis. We offer a range of post-trade services, including straight-through processing, post-trade matching, trade publication, regulatory transaction reporting and market and reference data across fixed-income and other products.

We operate in a large and growing market that provides us with a significant opportunity for future growth, due, in part, to the relatively low levels of electronic trading in many of our largest current product areas. We offer Open Trading for most of our products in order to capitalize on this addressable market by increasing the number of potential trading counterparties and providing our clients with a menu of solutions at each step in the trading process. We believe that Open Trading drives meaningful price improvement for our clients and reduces risk in fixed-income markets by creating a global, diversified pool of liquidity whereby our institutional investor, dealer and alternative liquidity provider clients can all interact on an anonymous basis. Institutional investors can also send trading inquiries directly to their traditional broker-dealer counterparties on a disclosed basis ("disclosed RFQ"), while simultaneously accessing additional counterparties through our anonymous Open Trading solutions.

In 2024, 87.1% of our revenues were derived from commissions for transactions executed on our platforms. We also derive revenues from information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our History

MarketAxess has been an innovative leader in electronic trading since its founding in 2000. Throughout our history, our primary goals have remained the same: improve trading efficiency and deliver meaningful transaction price improvement for our clients. Prior to our founding, our institutional investor clients were able to trade bonds by telephone with a limited set of broker-dealers with which they had institutional relationships. By 2007, our platforms enabled institutional investors to trade electronically with over thirty broker-dealers. During the global financial crisis of 2007-2008, we significantly expanded the number of non-primary and regional dealers providing liquidity on our platforms, as many dealers were forced to reduce their balance sheets for market making. Today, we are an S&P 500 company that, through our Open Trading protocols, provides an expanded liquidity pool for approximately 1,800 global market participants to trade a wide variety of fixed-income securities with each other.



2000
Founded
2001
Acquires Trading Edge
Expands trading platform to Europe
2002
Launches Corporate BondTicker
2004
IPOs on Nasdaq
2007
Acquires Trade West Systems
2010
Expands trading platform to APAC
2012
Expands into LATAM with office in Brazil
2013
Start of Open Trading® Strategic Trading with BlackRock
2015
Launches Axess All®
Open Trading® extends to European credit markets
2016
Launches first institutional electronic trading for muni bonds & leveraged loans
2017
Launches CP+™
2018
Open Trading extends to Asian credit markets
2019
Launches IG Indices, LiveMarkets
Acquires LiquidityEdge
Added to S&P 500
2020
Launches Trading for Trees, DealerDirect, & MarketAxess Rates
Acquires Regulatory Reporting Hub
2021
Acquires MuniBrokers
Launches Diversity Dealer Initiative
Lauches Connectivity to China Bond Connect
2022
Launches MKTX US IG 400 Index
Founding member of RFQ-hub Consortium
2023
Launches MarketAxess X-Pro & Adaptive Auto-X™
Acquires Pragma
2024
Launches Connectivity with ICE Bonds
Launches CP+ for Muni Bonds

Our Competitive Strengths

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Expansive Liquidity Pool Comprised of Leading Broker-Dealers and Institutional Investors

Our electronic trading platforms provide access to the liquidity generated by the participation of our institutional investor and broker-dealer clients, including substantially all of the leading broker-dealers in global fixed-income trading. We believe these broker-dealers represent the principal source of secondary market liquidity for credit and rates products. We believe that our broker-dealer clients are incentivized to use our platforms due to the ability to efficiently transact with valuable client order flow and the ability to use our Open Trading protocols to help manage their risk, source liquidity and facilitate transactions on behalf of their clients.

Our total credit trading volume has increased from approximately $2.6 trillion in 2020 to $3.5 trillion in 2024 and our estimated market share of U.S. high-grade and high-yield corporate bond volumes in 2024 was 19.0% and 13.2%, respectively. Approximately 92.5% of the credit volume on our platforms during 2024 was initiated by institutional clients with the remaining 7.5% of the credit volume conducted between dealers.

Open Trading is a Differentiator that Expands the Liquidity Pool and Drives Price Improvement for Broker-Dealers and Institutional Investors

Global liquidity has remained a persistent concern for market participants as regulators raised bank capital requirements and adopted other measures that prompted many dealers to reduce market making activities even as the buy-side's bond holdings have grown rapidly. In this environment, Open Trading, our fully electronic, all-to-all trading functionality, has emerged as a solution to this liquidity problem. Open Trading participants have broader and more diverse liquidity options compared to the traditional model of bilateral trading with a limited set of dealer counterparties. The expanded pool of liquidity providers includes investment managers, global dealers, regional dealers and specialist market making and proprietary trading firms.

During 2024, approximately 1,800 firms participated in Open Trading, which improved the ability of both dealers and institutional investors to find natural and opportunistic matches, move orders more efficiently and achieve significant increases in execution quality and price improvement.

We believe our Open Trading protocols enhance our institutional investor clients' ability to obtain a competitive price by allowing all of our Open Trading participants to interact with each other, thereby increasing the potential sources of liquidity available for each participant, as well as the likelihood of receiving a competitive price response. We estimate that Open Trading generated $488.8 million of price improvement for our clients in 2024, consisting of an estimated $323.8 million of liquidity taker price improvement (defined as the difference between the winning price and the best disclosed dealer cover price) and an estimated $165.0 million of liquidity provider price improvement (defined as the difference between the winning price and then current CP+ bid or offer level, offer if the provider is buying, bid if provider is selling) at the time of the inquiry. This Open Trading price improvement is in addition to the potential cost savings institutional investors can achieve by simultaneously requesting bids or offers from our broker-dealer clients via our traditional disclosed RFQ protocol. In addition, dealers use Open Trading as a source of liquidity to efficiently transfer risk and achieve enhanced bond inventory turnover, which may limit their credit exposure.

Advanced End-to-End Technology

Our electronic trading platforms are based on a secure and scalable architecture that makes broad use of distributed computing to achieve speed and reliability. Our technology provides clients with end-to-end and customizable connectivity to fixed-income markets. In designing X-Pro, our newest platform, we enhanced the trading experience by providing traders with a flexible user experience, intuitive workflows and easy access to our proprietary data and pre-trade analytics. To further support more efficient trade execution, we also offer several automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms will use to determine whether or not to execute a trade in accordance with the pre-defined parameters. For example, our Adaptive Auto-X automated and algorithmic trading solution provides our clients with a suite of AI-driven algorithms that integrate all our fixed-income trading protocols. We believe that these automated and algorithmic trading solutions reduce trading inefficiencies and human errors while allowing traders to focus on higher-value trades.

In addition to services directly related to the execution of trades, we also offer our clients several other pre- and post-trade services. In the pre-trade period, our platforms assist participants with price discovery by providing them with dealer pricing and real-time and historical trade data. Following the execution of a trade, our platforms support all of the essential tools and functionalities to enable our participants to achieve straight through processing ("STP") for trade settlement and to measure transaction costs to evidence best execution.

The Company is focused on investing in our resiliency, scalability and risk management systems, while continuing product delivery with approximately 1,000 unique new business and technical features to our clients during the year ended December 31, 2024.

Growing, Comprehensive International Offering and Client Base

Our platforms provide global fixed-income market participants with trading functionality across Eurobond and emerging markets credit and rates markets, connecting clients in over 90 countries to local and global dealers. MarketAxess has over 1,000 active client firms located outside the U.S. that access our platforms through our regulated venues in Europe, Asia and Latin America. Our Open Trading functionality allows international clients to access cross-border liquidity more efficiently with few regulatory hurdles.

The MarketAxess emerging markets trading platform also offers the most comprehensive offering for local currency bond trading across the Latin America, Central & Eastern Europe, Middle East and Africa, and Asia-Pacific ("APAC") regions. Our platforms provide clients with the ability to trade emerging market local currency debt denominated in 30 local currencies with over 170 broker-dealers.

Next Generation Data and Analytical Tools Supporting the Increasing Automation of Trading Workflows

Our data and analytical tools enhance the value proposition of our trading platforms and improve the trading experience of our clients. We support our clients' trading functions by offering value-added analytics that rely on machine-learning, automation and algorithms that are designed to improve the trading decisions and workflows of our clients. For example, we believe that our automation solutions enable more efficient execution of smaller trades, and allow traders to instead focus their attention on larger, and often higher-value, trades. With respect to these larger and higher-value trades, such as block-sized trades, we have introduced an AI-driven dealer selection tool, which predicts which counterparties are most likely to provide competitive pricing.

Our Strategy

Our objective is to create the leading global network for the trading of fixed-income securities for our broker-dealer and institutional investor clients to help them connect, be more efficient and achieve better trading outcomes. We seek to achieve this goal by offering our clients full end-to-end electronic trading solutions and workflow tools, powered by a broad array of proprietary data and analytical tools. The key elements of our strategy are:

Increase Penetration in Fixed-Income Markets

We believe that we have a large opportunity remaining to capture additional market share in the fixed-income markets in which we have already established a leadership position. For example, the combined U.S. high grade and U.S. high-yield bond average daily volume ("ADV") on our platforms for the year ended December 31, 2024 was approximately $8.2 billion, representing just 17.7% of the estimated addressable market of approximately $46.2 billion. The traditional methods of bilateral trading, including the telephone or electronic messaging, continue to be one of our principal competitors in the fixed-income markets in which we have established a leadership position. We continue to focus on capturing additional market share across our core fixed-income markets. We believe that the efficiency and workflow improvements of X-Pro, our new trading platform, combined with the powerful proprietary data and analytics that power the new platform, will help increase our market share in our core markets. The initial launch of X-Pro was focused on enhancing functionality and workflows for portfolio trading, which allows our market participants to transact on large baskets of securities based on one single aggregate price for the transaction. In 2024, we also introduced an AI-driven trading protocol designed to make it easier for our clients to execute block trades.

Continue Expansion into New Product Areas

By leveraging our Open Trading functionality and capitalizing on our experience of building market share in markets like U.S high-grade and U.S. high-yield bonds, we plan to increase our product footprint in newer product areas, including emerging market local currency bonds, municipal bonds, U.S. government bonds and European government bonds. Each of these markets has unique trading protocols, market structures and settlement solutions that require a lengthy ramp-up period, but which will provide diverse revenue sources if we can obtain significant market share. For example, in 2021, we acquired MuniBrokers LLC ("MuniBrokers"), a central electronic trading venue serving municipal bond inter-dealer brokers and dealers, in order to expand our existing municipal bond trading solution. The acquisition connects our leading trading technology with the liquidity of one of the industry's largest electronic inter-dealer marketplaces, creating a compelling and diverse liquidity solution that we believe will ultimately deliver an improved execution experience. In 2024, we connected our trading platform to ICE Bonds, which we believe will enhance price transparency and market liquidity for our platform participants, particularly for municipal bonds. As a result of our product diversification efforts in municipal bonds, our estimated market share has increased from 2.4% in 2021 to 7.4% in 2024. In addition, with the acquisition of Pragma in 2023, we have expanded our automated and algorithmic trading solutions to new asset classes, including equities and foreign exchange.

Expand Trading Protocols and Leverage the Open Trading Network

We believe that we are the only fixed-income electronic trading platform that embraces all-to-all trading in each of our core product areas. Open Trading exponentially increases the number of potential trading counterparties by allowing all of our qualified participants, including our broker-dealer clients, institutional investor clients and alternative liquidity providers, to interact in an all-to-all trading environment of approximately 1,800 firms. Our clients executed approximately $1.0 trillion in credit trading volume using Open Trading during 2024, representing 35.0% of total eligible credit trading volume on our platforms, and realized approximately $488.8 million in estimated price improvement through this unique liquidity solution in 2024. We believe that the combination of Open Trading and our vast client network provides the basis for MarketAxess to enhance liquidity and improve market resiliency in global fixed-income markets.

Continue to Invest in and Grow our Business through Geographic Diversification

We are continuing to expand and diversify our business internationally. Our revenues from international clients have grown from 25.0% of total revenues in 2020 to 30.4% of total revenues for the year ended December 31, 2024. In the last five years, we have seen significant growth in the Europe, Middle East and Africa ("EMEA"), Latin America and APAC regions. The ADV in the EMEA, Latin America and APAC regions on the MarketAxess platforms has grown from $3.0 billion in 2019 to $4.8 billion in 2024. As of December 31, 2024, our institutional investor and broker-dealer clients are based in over 90 countries with over 1,000 total active international client firms and approximately 6,000 total active international traders. We offer cross-regional electronic trading services in U.S fixed-income markets for international clients, as well as in Eurobonds and emerging market debt. By offering liquidity in both hard-currency and local currency emerging market debt, we have created an efficient emerging market trading ecosystem for our institutional investor and broker-dealer clients. For example, we now provide Open Trading for emerging market local currency bonds, including for the local currency markets of Poland, Czech Republic, Hungary and South Africa. We believe we can increase our penetration and revenue opportunities in international markets by continuing to invest in creating client relationships abroad.

Expand Data and Analytical Tools

Our data strategy is centered on using our data offerings to support trading activity through our diverse trading protocols and growing our revenues from our commercial data offerings. We continue to expand our data product offerings as participants seek additional pre-trade analytics, automated execution, transaction cost analysis and post-trade solutions. For example, in 2024 we expanded CP+ , our real-time pricing engine, to include municipal bonds. We also seek to develop new strategic data partnerships to increase the distribution of our data products. For example, in 2022, we announced a strategic collaboration with MSCI Inc. to create co-branded fixed-income indices incorporating our liquidity data, and in 2024, we partnered with S&P Global Market Intelligence to integrate S&P Global Bond Reference Data into our suite of data products and include CP+ real-time pricing in S&P Global's Evaluated Bond Pricing.

Pursue Select Acquisitions and Strategic Alliances

We continually evaluate opportunities to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that we believe will enable us to enter new markets, provide new client segments, new products or services, or otherwise expand our market share in the fixed-income markets that we operate in today. For example, in 2024, we agreed to acquire majority control of RFQ-hub Holdings LLC ("RFQ-hub"), a bilateral multi-asset and multi-dealer RFQ platform designed for the exchange traded fund ("ETF") and derivatives market. In 2023, we acquired Pragma, expanding our automated and algorithmic trading solutions to equities and foreign exchange. We believe that we will able to enhance our capabilities and increase our efficiency by leveraging Pragma technology across our technology stack.

The Fixed-Income Products Available on our Platforms

We operate in a large and growing market, which consists of credit and rates fixed-income products. According to the Securities Industry and Financial Markets Association ("SIFMA"), as of September 30, 2024, the most recent date available, there were approximately $11.2 trillion in principal amount of fixed-income securities outstanding in the U.S. corporate bond market, which reflects a five-year compound annual growth rate of 4.9%. In addition, according to SIFMA, as of December 31, 2024, there were approximately $28.3 trillion in principal amount of fixed-income securities outstanding in the U.S. government bond market, which reflects a five-year compound annual growth rate of 11.1%.

Our proprietary technology allows institutional investor and broker-dealer clients to access this market by trading both credit and rates products on our platforms.

Our credit products consist of the following areas:

- U.S. high-grade bonds, which refers to U.S. corporate debt rated BBB- or better by Standard & Poor's ("S&P") or Baa3 or better by Moody's Investor Service ("Moody's");

- U.S. high-yield bonds, which refers to U.S. corporate debt rated lower than BBB- by S&P or Baa3 by Moody's;

- Emerging market debt, which we define as U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country, typically located in Latin America, Asia, or Central and Eastern Europe;

- Eurobonds, which we define generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by corporations domiciled in an emerging markets country and excluding most government bonds that trade in Europe;

- Municipal bonds, which are debt securities issued by states, cities, counties and other governmental entities in the U.S. to fund day-to-day obligations and to finance a wide variety of public projects, such as highways or water systems, and typically offer interest payments that are exempt from federal income taxation and may be exempt from state income and other taxes; and

- Other credit products, including leveraged loans, which are senior secured commercial facilities provided by a syndicate of lenders for below investment-grade companies (credit rating below BBB- or Baa3).

Our rates products consist of the following areas:

- U.S. government bonds, which are government instruments issued by the U.S. Department of the Treasury;

- Agency bonds, which are securities issued by a federal government department or by a government-sponsored enterprise, including the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation; and

- Other government bonds, including European government bonds, which are bonds issued by governments of countries in the European Union ("E.U.") and non-E.U. European countries, as well as bonds issued by other supranational organizations, agencies and sovereigns, including the European Commission.

The six largest product areas available on our platform for the year ended December 31, 2024 were U.S. high-grade, U.S. high-yield, emerging market debt, Eurobonds, municipal bonds and U.S. government bonds. In the chart below, we show MarketAxess' ADV and the amount of new issuance of such product areas for the years ended December 31, 2024 and 2023:

	MarketAxess ADV[1]			Amount of New Issuance		
	2024	2023	% Change	2024	2023	% Change
	(In billions)					
U.S. high-grade[2]	$ 6.8	$ 5.9	16.9 %	$ 1,515.4	$ 1,207.0	25.5 %
U.S. high-yield[2]	1.3	1.6	(16.3)	288.9	175.2	64.9
Emerging market debt[3]	3.4	2.9	19.3	400.0	245.0	63.3
Eurobonds[4]	2.0	1.8	14.2	812.9	659.0	23.4
Municipal bonds[5]	0.5	0.4	21.6	512.8	380.5	34.8
U.S. government bonds[5]	22.0	18.3	20.7	29,333.8	22,699.6	29.2

(1) There were 250 and 249 U.S. trading days in each of 2024 and 2023, respectively, based on the SIFMA holiday recommendation calendar and 253 and 251 United Kingdom ("U.K") trading days in each of 2024 and 2023, respectively, based primarily on the U.K. bank holiday schedule.
(2) For U.S. high-grade and U.S. high-yield, the amount of new issuance is according to J.P. Morgan Markets.
(3) For emerging markets debt, the amount of new issuance is according to J.P. Morgan Markets. The amount of new issuance excludes debt issued by emerging market sovereigns, which are included in our definition of emerging markets debt.
(4) For Eurobonds, the amount of new issuance is according to J.P. Morgan Markets and includes high-grade and high-yield Euro denominated bonds.
(5) For municipal bonds and U.S. government bonds, the amount of new issuance is according to SIFMA.

We plan to leverage our investments in X-Pro and automation, as well as our Open Trading functionality, to capture additional market share across our core fixed-income markets while increasing our footprint in newer product areas. In the chart below, we show estimated market ADV and our estimated market share for the years ended December 31, 2024 and 2023, of U.S. high-grade/high-yield bonds combined, U.S. high-grade bonds, U.S. high-yield bonds, municipal bonds and U.S. government bonds.

	Market ADV			Estimated Market Share		
	2024	2023	% Change	2024	2023	Bps Change
	(In billions)					
U.S. high-grade/U.S high-yield combined[1]	$ 46.2	$ 38.1	21.3 %	17.7 %	19.6 %	(190) Bps
U.S. high-grade[1]	36.0	28.7	25.3	19.0	20.4	(140)
U.S. high-yield[1]	10.2	9.3	8.9	13.2	17.1	(390)
Municipal bonds[2]	7.2	7.9	(9.1)	7.4	5.6	180
U.S. government bonds[2]	909.5	755.1	20.4	2.4	2.4	-

(1) For U.S. high-grade and high-yield, market ADV is as measured by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE").
(2) Beginning with 2024, the Company has made changes to the market volume data used to calculate estimated market share for municipal and U.S. government bonds. For municipal bonds, the Company previously used estimates, derived from data issued by the Municipal Securities Rule Making Board ("MSRB"), including estimates for new issuance, commercial paper and variable-rate trading activity, and excluded these volumes from the estimated market volume data. While the Company still uses estimates, the new methodology for identifying and excluding these volumes from the market volume data is now based on MSRB "flags" to identify new issuance, commercial paper, and variable-rate volumes. For U.S. government bonds, the previous data source for estimated market volumes was the Federal Reserve Bank's Reported Primary Dealer U.S. Treasury Bond Trading Volumes. The new source for U.S. government bond trading volumes is FINRA's U.S. Treasury TRACE data. The Company believes that the refined methodology used for municipal bonds, and the new data source for U.S. government bonds, provides more accurate measures of estimated market volumes and estimated market share. Prior comparable periods have been recast retrospectively for both municipal and U.S. government bonds to conform to the updated presentation of the data.

Finally, we believe that the current level of electronic trading in our largest product areas is relatively low, creating a long runway for future market share growth. For example, we estimate that the level of electronic trading as a percentage of all means of trading (referred to as "electronic market share") for U.S. high-grade bonds and U.S. high-yield bonds is approximately 50.0% and 30.0%, respectively. As a comparison, based on third-party estimates, the level of electronic market share for U.S. exchange traded cash equities, U.S. equity options and foreign exchange spots are each over 90.0%.

The Other Asset Classes Available on our Platforms

Through our acquisition of Pragma, we have diversified our product offering by providing automated and algorithmic trading products in equities and foreign exchange. In 2024, we agreed to acquire a majority stake in RFQ-hub, a multi-asset platform that connects buy-side trading desks and portfolio managers with a large network of sell-side market makers in Europe, North America and the APAC region for the trading of global listed and over the counter financial instruments, including ETFs and derivative instruments.

Our End-to-End Trading Solutions

A key principle of our strategy is connecting the most robust network of participants through our end-to-end trading solutions. The diverse trading protocols available on our platforms are complemented by a range of pre-trade intelligent data products, post-trade services and technology services. In 2024, 87.1% of our revenues were derived from commissions for transactions executed on our platforms, 6.2% of our revenues were derived from our data products, 5.2% of our revenues were derived from our post-trade services and 1.5% of our revenues were derived from our technology services.

Trade Execution Solutions

Through our platforms, our broker-dealer and institutional investor clients have access to a wide range of trading protocols to assist them with achieving best execution. In addition, we are innovating and modernizing our platforms by integrating a suite of automated and algorithmic trading solutions, as well as order and execution workflow solutions, to help clients manage risks, establish guardrails, streamline processes, remain compliant and improve execution quality.

In 2024, we continued our roll-out of X-Pro to our client base. We believe that this new platform more seamlessly combines enhanced trading workflows with our proprietary data and pre-trade analytics discussed under "— Integrated and Actionable Data Products" below. We plan to continue to expand the use of X-Pro by our broker-dealer and institutional investor clients for a variety of workflows, including automated trading and portfolio transactions.

Disclosed Request for Quote

Our traditional disclosed RFQ protocol allows our institutional investor clients to simultaneously request competing, executable bids or offers from our dealer clients and execute trades with the dealer of their choice from among those that choose to respond. We are not a counterparty to any of the disclosed RFQ trades that are executed on our platforms between institutional investor clients and dealer clients; rather, our platforms enable them to meet, agree on a price and then execute and settle the transaction directly with each other. The disclosed RFQ protocol is available in all our product areas and can be used for single bond inquiries, list trading, portfolio trading and swap trades. In 2024, over 60.0% of all credit volume on the MarketAxess platform was executed via a form of our disclosed RFQ protocol.

Open Trading

We offer Open Trading, our all-to-all trading solution, for most of our products and trading protocols. Open Trading complements our disclosed RFQ protocol by increasing the number of potential counterparties through allowing all participants to interact anonymously in an all-to-all trading environment of approximately 1,800 potential counterparties. We believe the increased liquidity drives meaningful price improvement to our clients and helps reduce liquidity risk in the fixed-income markets in which we participate. Open Trading participants are able to maintain their anonymity from trade initiation all the way through to settlement. Unlike our disclosed RFQ protocol, in connection with our Open Trading protocols, we execute bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades.

We currently offer Open Trading protocols for most of our products, including U.S. high-grade bonds, U.S. high-yield bonds, Eurobonds, certain emerging market debt, municipal bonds, U.S. government bonds, agency bonds and other government bonds. Following the introduction of Open Trading on our platforms in 2013, we have continued to build upon the technology to develop more features and services. Our leading Open Trading protocols include Open Trading RFQ, Dealer RFQ, Mid-X sessions, Live Markets and our Diversity Dealer Initiative. In 2024, approximately 35.0% of all eligible credit volume on the MarketAxess platform was executed via Open Trading protocols.

Automated and Algorithmic Trading Solutions

We believe that our automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms will use to determine whether to execute a trade in accordance with the pre-defined parameters, increase trading efficiency and allow traders to focus on higher-value trades. We expect that bond trading velocity will grow in the years ahead due to the increased adoption of trading automation by both broker-dealer and institutional investor participants. Some of our fixed-income automation tools include Auto-X RFQ, Auto-X Responder, Adaptive Auto-X and U.S. Treasury Hedging.

In addition, we support a large and growing base of dealer market making algorithms. Dealer market making algorithms enhance the liquidity available on our platforms by increasing the number of competitive responses to each RFQ, thereby increasing a participant's likelihood of completing a trade at the best price. In 2024, there were 40.9 million dealer algorithmic responses on our platforms, up 25.9% from 2023. In 2024, there were 245 client firms using our automated and algorithmic trading solutions, up 32.4% from 2023.

In 2023, we acquired Pragma, expanding our automated and algorithmic trading solutions offerings to include equities and foreign exchange for institutional clients, banks and broker-dealers, and securities exchanges. In the future, we anticipate that the Pragma technology driving our Adaptive Auto-X functionality will be utilized across the broader suite of automation solutions. The Pragma360 platform provides a customized software-as-a-service algorithmic trading solution with hosted and dedicated trading environments for clients, which is integrated with Panorama, Pragma's advanced, web-based algorithm management system.

Order and Execution Workflow Solutions

We provide order and execution workflow solutions designed to meet the specific needs of our institutional investor and broker-dealer clients. For example, LiquidityBridge® is our execution management system offered to dealers that allows users to manage and facilitate the complex liquidity flows across multiple trading platforms, including the MarketAxess system. LiquidityBridge brings together real-time comparison and execution of bond prices across multiple sectors, allowing users to rapidly react to trading opportunities. In addition, Axess IQ™ is our order and execution workflow solution designed to meet the needs of the wealth management and private banking community by improving liquidity discovery, execution efficiency and alpha generation for firms with large numbers of individual client orders.

Integrated and Actionable Data Products

Timely and accurate data is particularly important in the fixed-income markets where real-time data has traditionally been scarce and transparency has been limited. Traders are increasingly using our data solutions for pre-trade analytics, automated execution, transaction cost analysis and liquidity metrics. We believe that our electronic trading platforms allow institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information-gathering process or other electronic services. Our data products are based on the trading activity, completed transactions and trade reporting services that occur on or through our platforms, as well as public sources such as TRACE.

Our integrated and actionable data products include:

- Liquidity solutions for (a) pre-trade analysis, including Relative Liquidity Score, which provides a defined measurement of the current liquidity for individual bonds and highlights the relative potential ease that a trader can expect when transacting in such instruments; (b) counterparty selection tools, such as an AI-driven dealer selection tool, which predicts which counterparties are most likely to win a trade; and (c) per trade expectations of dealer responses.

- Real time pricing solutions, such as (a) CP+, a pricing algorithm that generates near real-time pricing for U.S. high grade, U.S. high yield, Eurobonds, emerging markets, European government bonds and municipal bonds, based on a variety of data inputs, including feeds from our trading platforms, our post-trade services and TRACE; and (b) Axess All, the first intra-day trade tape for the European fixed-income market, that is sourced from the thousands of daily bond transactions processed by our post-trade services business and includes aggregated volume and pricing for the most actively traded European fixed-income instruments.

- Market data solutions that offer additional price discovery and liquidity analysis, including end of day and intraday volume and pricing files for TRACE and non-TRACE securities.

We also seek to develop new strategic data partnerships to increase the distribution of our data products. For example, in 2022, we announced a strategic collaboration with MSCI Inc. to create co-branded fixed-income indices incorporating our liquidity data. Today, such indices include the MSCI MarketAxess EUR HY Tradable Corporate Bond Index, MSCI MarketAxess EUR IG Tradable Corporate Bond Index, MSCI MarketAxess USD HY Tradable Corporate Bond Index and MSCI MarketAxess USD IG Tradable Corporate Bond Index. Finally, in 2024, we partnered with S&P Global Market Intelligence to integrate S&P Global Bond Reference Data into our suite of data products and include CP+ real-time pricing in S&P Global's Evaluated Bond Pricing.

Post-Trade Services

We provide post-trade matching and regulatory reporting services for E.U. and U.K. investment firms and market and reference data across a range of fixed-income products. In response to the requirements of the E.U. Markets in Financial Instruments Directive ("MiFID II") and U.K. equivalent, we have developed a comprehensive suite of value-add solutions, including SensAI, pre-trade transparency services, systematic internaliser ("SI") determination and monitoring, best execution reporting, commodity position reporting, data quality analysis and peer benchmarking.

In the E.U. and U.K., all firms regulated as "investment firms" under MiFID II are required to submit complete and accurate details of qualifying transactions to their national regulator no later than the close of the working day following the date of the transaction. This process is known as transaction reporting. Firms may either report directly to their regulator or use an entity that is licensed as an Approved Reporting Mechanism ("ARM"), such as our subsidiaries in the U.K. and the Netherlands, to validate and submit such reports to their regulator. Our multi-asset class ARM reporting solution allows our clients to report to 25 different European regulators. We have also collaborated with Equilend on a full front-to-back Securities Financing Transactions Regulation ("SFTR") solution to support mutual clients with their SFTR reporting requirements.

Under the Markets in Financial Instruments Regulation ("MiFIR"), all regulated investment firms in the U.K. and the E.U. are required to comply with pre- and post-trade transparency requirements pursuant to which quotes and trades must be made public subject to a system of waivers and deferrals. Firms are required to utilize an Approved Publication Arrangement ("APA"), such as our APAs in the U.K. and the Netherlands, to comply with the post-trade transparency requirement and many firms utilize a third-party provider to satisfy the pre-trade transparency requirement. The MarketAxess transparency and APA trade reporting solutions are available through our Insight™ platform, offering our clients a pre- and post-trade transparency solution, including APA trade reporting, quote publication, SI determination and instrument liquidity classification.

Post-trade matching enables counterparties to match the economic trade details of a trade and settlement information shortly after execution, reducing the risk of trade errors and fails during settlement. We provide a near real-time post-trade matching and exception management tool which covers a broad range of securities, including fixed-income and equities. By confirming all economic details within minutes of trade execution, we help our clients to mitigate their operational risk, improve STP and efficiency and address the complexities of MiFID II and the Central Securities Depositories Regulation.

MarketAxess has over 1,000 post-trade reporting, post-trade matching and transparency clients, including investment firms, venues and aggregators.

Technology Services

Through our acquisition of Pragma, we provide Polaris, a high-performance execution management service ("EMS"), to the New York Stock Exchange and their clients. Polaris is customized to the requirements of the NYSE's equity floor brokers and incorporates an HTML5 interface to provide the brokers with dynamic visualizations, customized alerting, complex workflows and algorithmic execution.

Our Clients

Approximately 2,100 institutional investor and broker-dealer firms are active users of our platforms. We have developed trusted relationships with many of our clients and have invested in maintaining strong relationships with our largest clients. Although institutional investors, specialist market making firms, proprietary trading firms and other non-traditional liquidity providers have increasingly provided liquidity on our platforms through Open Trading, we believe traditional broker-dealers still represent the principal source of secondary market liquidity in the markets in which we operate. Certain of our clients may account for a significant portion of our trading volume. Market knowledge and feedback from these clients have also been important factors in the development of many of our offerings and solutions. Our institutional investor and broker-dealer clients are increasingly trading multiple products on our platforms and using multiple trading protocols in order to execute upon their trading strategies.

Our Technology

Proprietary Technology

Our electronic trading platforms are based on a secure and scalable architecture that makes broad use of distributed computing to achieve speed and reliability. Our technology provides clients with end-to-end and customizable connectivity to fixed-income markets.

We support the achievement of best execution through our many trading protocols, including technologies such as our recently launched new platform, X-Pro, and our all-to-all Open Trading protocols. In designing X-Pro, we enhanced the trading experience by providing traders with a flexible user experience, intuitive workflows and easy access to our proprietary data and pre-trade analytics. Open Trading increases the number of potential trading counterparties by allowing participants to interact anonymously in an all-to-all trading environment of approximately 1,800 potential counterparties. We believe this technology enhances our institutional investor clients' ability to obtain a competitive price by allowing all Open Trading participants to interact with each other and increases the likelihood of receiving a competitive price response. We estimate that Open Trading generated approximately $488.8 million of price improvement for our clients in 2024.

In addition, our clients have access to automated and algorithmic trading technologies, such as Auto-X RFQ, Auto-X Responder and Adaptive Auto-X, which allow clients to set eligibility criteria for their orders that will determine whether a trade is executed on our platforms in accordance with their pre-defined parameters. These automated and algorithmic trading protocols are designed to help increase trading efficiency, freeing traders to focus on more complex or higher-value trades.

In addition to services directly related to the execution of trades, MarketAxess offers clients several other pre- and post-trade services. In the pre-trade period, our platforms assist our participants by providing them with value-added services, such as real-time and historical trade price information, liquidity and turnover analytics, bond reference data and trade order matching alerts. Following the execution of a trade, our platforms enable our participants to realize the full benefits of electronic trading and demonstrate best execution, including customization, real-time trade details, STP, account allocations, automated audit trails, regulatory trade reporting, trade detail matching and transaction cost analysis.

Technology Team

The design and quality of our technology products is supported by a team of approximately 380 full-time technology professionals led by managers with deep market knowledge and fixed-income expertise. This combination of market knowledge and industry expertise allows us to address client demand and to focus on solutions that can be scaled across client sectors, fixed-income asset classes and trading protocols. Our technology is critical to our growth and our ability to execute our business strategy.

Our technology team is focused on:

- *Continuing to evolve our technology platform*. We believe that it is imperative that we continue to invest in and evolve our technology in order to continue innovating and delivering new features and protocols to our clients, such as the launch of X-Pro in 2023. For example, we increasingly utilize cloud technology to capitalize on innovative tooling, cost savings and improvements to development velocity.

- *Investing in resiliency, scale and risk management*. We recognize the value of investing in our capacity and risk management capabilities. The MarketAxess platforms are built on industry-standard technologies and have been designed to handle loads that exceed our current trading volume. In addition, all critical server-side components, including networks, application servers and databases, have backup solutions. This maximizes uptime and minimizes the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. Most of our broker-dealer clients and a significant number of our institutional investor clients have redundant dedicated high-speed communication paths to our network to provide fast data transfer. Our security measures include industry-standard communications encryption.

- *Continuing product delivery and improvement of features*. Our technology team is focused on our agile product development cycle and continued innovation of our platforms with new features. During the year ended December 31, 2024, we delivered approximately 1,000 unique new business and technical features to our clients.

See Part I, Item 1C. – "Cybersecurity" for more information about our cybersecurity program as well as Part I, Item 1A. – "Risk Factors — Technology, IT Systems and Cybersecurity Risks."

Sustainability

We are focused on growing our business by delivering sustainable long-term value. Our sustainability strategy encompasses both corporate and commercial objectives.

Corporate Sustainability Objectives

Our Sustainability Reports include the results of the Company's comprehensive non-financial sustainability materiality and prioritization assessment, which we use to assist in managing and driving long-term business performance. The Sustainability Reports also include the Company's reporting against the Task Force on Climate-Related Disclosure (TCFD) framework in order to provide additional insight into our climate change practices and policies. The Company also provides climate-related disclosures through the Climate Disclosure Project's (CDP) Climate Change Questionnaire. Please also refer to "— Human Capital Resources" for additional information on our human capital management strategies.

Our Sustainability Reports, which can be found on our corporate website (available at https://www.marketaxess.com/sustainability), and CDP questionnaire responses are not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any of our other filings made with the U.S. Securities and Exchange Commission (the "SEC").

Commercial Sustainability Objectives

In order to help our institutional investor and broker-dealer clients meet their sustainability goals and strategies, we have developed sustainability-integrated product offerings. For example, through our "Trading for Trees" program, five trees are planted by One Tree Planted, our partner charitable organization, for every $1.0 million of green bond trades executed on our platforms. In 2024, $64.0 billion in green bond trading volume was executed globally on our platforms.

In addition, our Diversity Dealer Initiative enables buy side firms to trade more easily with certain minority-, women- and veteran-owned broker-dealers, while still achieving best execution. The Diversity Dealer Initiative leverages our anonymous all-to-all Open Trading marketplace and provides enhanced trading connections by giving institutional investor clients the option to select a diversity dealer to intermediate an Open Trading transaction.

The Company began purchasing renewable energy-related transferable tax credits under the Inflation Reduction Act (the "IRA") in 2023. The transferability market created by the IRA allows producers of renewable energy or related manufacturing components to sell the tax credits generated by their activities to corporate purchasers. Through the purchase of these credits, the Company has reduced its federal tax liability while supporting innovative companies in the renewable energy space.

Sales and Marketing

We sell and promote our offerings and solutions using a variety of sales and marketing strategies. Our sales organization follows a team-based approach to covering clients, deploying our product and regional expertise as best dictated by evolving market conditions. Our sales force, which works closely with our product management and technology teams, is responsible for new client acquisition and the management of ongoing client relationships to increase clients' awareness, knowledge and usage of our solutions and products. Our sales team is also responsible for training and supporting new and existing clients on their use of our trade execution services, integrated and actionable data offerings and post-trade solutions, including how to optimize their trading performance and efficiency through our various trading protocols.

Given the breadth of our global client network, trading volume activity and engagement with regulators, we regularly educate market participants on market trends, the impact of regulatory changes and technology advancements. Our senior executives often provide insight and thought leadership to the industry through conversations with the media, appearances at important industry events, roundtables and forums, submitting authored opinion pieces to media outlets and conducting topical webinars for our clients. We believe this provides a valued service for our constituents and enhances our brand awareness and stature within the financial community. Additionally, we employ various marketing strategies to strengthen our brand position and explain our offerings, including through our public website, advertising, digital and social media, earned media, direct marketing, promotional mailings, industry conferences and hosted events.

Seasonality

Our revenue can be impacted by seasonal effects caused by increased levels of new bond issuance, which often occurs in the first quarter of a year, or slowdowns in trading activity, particularly during the customary holiday periods in August and December.

Competition

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. We compete with a broad range of market participants globally. Some of these market participants compete with us in a particular market, while select others compete against substantially all of our platforms and solutions.

We primarily compete on the basis of our client network, the liquidity provided by our broker-dealer clients, the unique liquidity and the potential for price improvement offered by our Open Trading protocols, the total transaction costs associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe our competitive position is enhanced by the familiarity and integration of our clients' systems with our electronic trading platforms and other systems.

Our trading platforms face the following main areas of competition:

- *Bilateral Trading* — We compete with bond trading business conducted over the telephone or electronic messaging directly between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning or otherwise communicating via instant messaging with bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bond volumes are still traded between institutional investors and broker-dealers.

- *Other multi-party electronic trading platforms* — There are numerous other electronic trading platforms currently in existence, including several that have only commenced operations in the last few years. We compete with Tradeweb (indirectly controlled by the London Stock Exchange), Bloomberg, Intercontinental Exchange, Trumid and others in the credit and municipal markets; and Tradeweb, Bloomberg, CME Group (BrokerTec), BGC Partners (Fenics UST) and others in the rates markets. In addition, some broker-dealers and institutional investors operate, or have invested in, proprietary electronic trading systems or information networks that enable institutional investors to trade directly with a broker-dealer, and/or with other institutional investors over an electronic medium. As we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.

- *EMS and OMS Providers* – There are various providers of EMS and order management services ("OMS") that have announced plans to offer aggregation of trading venue liquidity, as well as direct-to-dealer fully electronic trading solutions.

- *Securities and Futures Exchanges* — In recent years, exchanges have pursued acquisitions that have put them in competition with us. For example, the London Stock Exchange Group acquired a significant stake in Tradeweb and Intercontinental Exchange acquired BondPoint and TMC Bonds, retail-focused platforms, and IDC, a provider of fixed-income data, in an effort to expand its portfolio of fixed-income products and services. Exchanges also have data and analytics businesses, which increasingly put their offerings in direct competition with us.

Our data business competes with several large market data and information providers, such as Bloomberg, the London Stock Exchange (Refinitiv), Intercontinental Exchange and S&P Global, which currently have a data and analytics relationship with virtually every institutional firm. These entities are currently direct competitors to our information services business and already are or may in the future become direct competitors to our electronic trading platforms.

Our post-trade business competes with other approved regulatory mechanisms in Europe that have ARM and APA designations, such as the London Stock Exchange's UnaVista and Tradeweb, to provide post-trade matching and regulatory transaction reporting and transparency services to European clients.

Our automated and algorithmic trading solutions business competes with other providers of commercial algorithms.

We face intense competition, and we expect competition to continue to intensify in the future. See Part I, Item 1A. – "Risk Factors — Risks Related to Operating in the Electronic Fixed-Income Trading Markets — We face substantial competition that could reduce our market share and harm our financial performance."

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platforms, website and other proprietary materials are protected by copyright laws. We have been issued several patents covering significant trading protocols and other aspects of our trading system technology.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third-party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark and trade secret rights.

We have registered the MarketAxess® name and logo for trademark in the U.S., Europe and in other parts of the world. We also have a number of other registered or pending trademarks and service marks globally, including Open Trading®, BondTicker®, Axess IQ® and Axess All® among others. In addition, we own, or have filed applications for, the rights to trade names, copyrights, domain names and service marks that we use in the marketing of products and services to clients.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business, and have broad powers to promulgate and interpret laws, rules and regulations that may serve to restrict or limit our business. As a matter of public policy, these regulators are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer and regulated venue subsidiaries fall within the scope of their regulations. Rulemaking by regulators, including resulting market structure changes, has had an impact on our business by directly affecting our method of operation and, at times, our profitability.

As registered broker-dealers, trading venues and other types of regulated entities as described below, certain of our subsidiaries are subject to laws, rules and regulations (including the rules of self-regulatory organizations) that cover all aspects of their business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons.

From time to time, regulations impose increased obligations on our regulated subsidiaries, including our broker-dealer subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls, which have increased our costs. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or disqualification of the entity and/or its officers, employees or other associated persons, or other sanctions, such as disgorgement, restitution or the revocation or limitation of regulatory approvals. Whether or not resulting in adverse findings, regulatory proceedings, examinations, inspections and investigations can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, client relationships and profitability. From time to time, we and our associated persons have been and are subject to routine reviews, none of which to date have had a material adverse effect on our businesses, financial condition, results of operations or prospects. As a result of such reviews, and any future actions or reviews, we may be required to, among other things, amend certain internal structures and frameworks such as our operating procedures, systems and controls.

The regulatory environment in which we operate is subject to constant change. We are unable to predict how certain new laws and proposed rules and regulations will be implemented or in what form, or whether any changes to existing laws, rules and regulations, including the interpretation, implementation or enforcement thereof or a relaxation or amendment thereof, will occur in the future. We believe that uncertainty and potential delays around the final form of certain new rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact, although a relaxation of or the amendment of existing rules and requirements could potentially have a positive impact in certain markets. For example, regulators are speaking more regularly about the benefits of all-to-all trading to promote market resiliency in fixed-income products. While we generally believe the net impact of the laws, rules and regulations may be positive for our business, it is possible that unintended consequences may materially adversely affect us in ways yet to be determined. See Part I, Item 1A. – "Risk Factors – Regulatory and Legal Risks – Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business."

U.S. Regulation

In the U.S., the SEC is the federal governmental agency primarily responsible for the administration of the federal securities laws, including adopting and enforcing rules and regulations applicable to broker-dealers. One of our U.S. broker-dealer subsidiaries operates an alternative trading system ("ATS") subject to the SEC's Regulation ATS, which includes certain specific requirements and compliance responsibilities in addition to those faced by broker-dealers generally, and an exempt ATS for U.S. government bonds. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. We are also subject to the various anti-fraud provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Commodity Exchange Act, certain state securities laws and the rules and regulations promulgated thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.

Much of the regulation of broker-dealers' operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are generally subject to approval by the SEC) that govern the operations of broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. Our U.S. broker-dealer subsidiaries are subject to both scheduled and unscheduled examinations by the SEC and FINRA. In addition, our municipal securities-related activities are subject to the rules of the MSRB and certain of our introducing broker activities are subject to the rules of the National Futures Association ("NFA") and Commodity Futures Trading Commission ("CFTC").

The SEC recently conducted a review of the regulatory framework for fixed-income electronic trading platforms for the purpose of evaluating the potential regulatory gaps that may exist among such platforms, including ours, with respect to access to markets, system integrity, surveillance and transparency, among other things. In January 2022, as a result of this review, the SEC proposed rules that will expand Regulation ATS and Regulation SCI to ATS' that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our RFQ protocols. If these proposed rules are adopted as proposed, we expect that we will have to operate additional trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future. Following the recent change in U.S. presidential administrations, however, it is unknown to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted, abandoned or modified, or what effect such passage, adoption, abandonment or modification will have, whether positive or negative, on our industry, our clients or us.

The SEC also adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2025 and repurchase and reverse repurchase transactions on June 30, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some of our investor clients have expressed concerns about using platforms that will require the clearing of any resultant trades executed on such platforms. While we expect this change will increase our own platform efficiency, it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us.

Non-U.S. Regulation

Outside of the United States, we are currently directly regulated by: the Financial Conduct Authority (the "FCA") in the U.K., De Nederlandsche Bank ("DNB") and the Netherlands Authority for the Financial Markets (the "AFM") in the Netherlands, the European Securities and Markets Authority ("ESMA") in the E.U., the Monetary Authority of Singapore in Singapore, the Investment Industry Regulatory Organization of Canada (the "IIROC") and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. We also hold cross-border licenses or permissions to operate in other jurisdictions with other regulatory bodies, including the Swiss Financial Market Supervisory Authority ("FINMA"), the Securities & Futures Commission of Hong Kong, the Australian Securities and Investment Commission in Australia ("ASIC"), the Danish Financial Supervisory Authority, the German Federal Financial Supervisory Authority ("BaFin"), the Commission de Surveillance du Secteur Financier of Luxembourg, the Italian Commissione Nazionale per le Società e la Borsa, the Norwegian Financial Supervisory Authority, the Finnish Financial Supervisory Authority, the China Foreign Exchange Trade System ("CFETS"), a direct subsidiary of the People's Bank of China and China's Bond Connect Company Limited.

The FCA's strategic objective is to ensure that the relevant markets function properly and its operational objectives are to protect consumers, to protect and enhance the integrity of the U.K. financial system and to promote effective competition in the interests of consumers. It has investigative and enforcement powers derived from the Financial Services and Markets Act (the "FSMA") and subsequent legislation and regulations. Subject to the FSMA, individuals or companies that seek to acquire or increase their control in a firm that the FCA regulates are required to obtain prior approval from the FCA.

In 2023, amendments to the FSMA repealed the financial services framework inherited from the E.U. The amended FSMA provides the FCA increased regulatory authority, including the power to reform the E.U. rules and the ability to devise a new financial services regime, and establishes a new secondary objective to promote "economic growth and international competitiveness" for the U.K. The U.K. is also reviewing and amending its MiFID II and MiFIR regime, including the U.K. CTP framework for bonds and the transparency regime for bonds and derivatives.

The securities industry and financial markets in the 27 member states of the E.U. are regulated by the National Competent Authorities in each member state, or with respect to Data Reporting Services Providers ("DRSPs"), such as our E.U. post-trade business, by ESMA itself. E.U. regulations provide for a cross-border "passporting regime", which allows us to provide our regulated services to customers throughout the E.U. in reliance upon AFM authorizations for our subsidiaries in the Netherlands. We have also established regulatory branches of our E.U. trading venue in Italy and Germany, which allows the Company to have a physical presence in those jurisdictions.

The legal framework in the Netherlands for financial undertakings is predominantly included in the Dutch Financial Supervision Act ("FSA"). The AFM, like DNB, is an autonomous administrative authority with independent responsibility for fulfilling its supervisory function. Pursuant to the FSA, the AFM authorizes investment firms. The AFM is legally responsible for business supervision. DNB is responsible for prudential supervision. The purpose of prudential supervision is to ensure the solidity of financial undertakings and to contribute to the stability of the financial sector. Holders of a qualifying holding (in short, shareholdings or voting rights of 10% or more) must apply to the DNB for a declaration of no objection and satisfy the applicable requirements of the FSA.

Following a recent review of the effectiveness of the changes introduced pursuant to MiFID II and MiFIR in 2018, the European Parliament, the European Council and the European Commission adopted a package of revisions to MiFID II and MiFIR in January 2024 (the "MiFIR Review"). In 2024, the first stage of the MiFIR Review became effective, with full effectiveness expected in 2026. The MiFIR Review includes, amongst other things; (i) changes in the publication arrangements for investment firms, (ii) removal of certain best execution reporting requirements, (iii) removal of non-equity pre-trade transparency for RFQ protocols, (iv) introduction of data quality and pricing standards, (v) introduction of organizational requirements for APAs and ARMs, and (vi) significant changes to the proposed E.U. consolidated tape framework for all transactions executed on E.U. trading platforms, such as our multilateral trading facilities ("MTFs"). ESMA is currently required to select a single consolidated tape provider for the E.U. (the "CTP") for bonds under its authorization and all E.U. trading venues will be obliged to share their trading data with the CTP. The selection process for the CTP for bonds commenced in early 2025, and we currently expect that operation of the E.U. CTP will begin no sooner than the fourth quarter of 2025.

Although MiFID II and MiFIR were intended to help improve the functioning of the E.U. single market by achieving a greater consistency of regulatory standards, the U.K.'s departure from the E.U. in 2020 (commonly referred to as "Brexit"), has introduced additional operational complexity as the regulatory standards are diverging between the U.K. and the E.U. In general, MiFID II and MiFIR continue to cause us to expend significantly more compliance, business and technology resources, to incur additional operational costs and has created additional regulatory exposure for our trading and post-trade businesses. While we generally believe the net impact of the rules and regulations, and the ongoing changes has been positive for our businesses, unintended consequences of the rules and regulations (and ongoing amendments thereto) may adversely affect us in ways yet to be determined. In particular, the divergence of the U.K. from the E.U. following Brexit in relation to the future development of MIFID II and MiFIR and other rules and regulations within the financial markets (such as the Central Securities Depository Regulation or E.U.'s Digital Operational Resilience Act ("DORA")) may further increase the complexity, operational costs and compliance requirements of our business in the U.K. and E.U. See Part I, Item 1A. — "Risk Factors — Regulatory and Legal Risks – The growing divergence of the U.K. and E.U. legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects."

DORA, which focuses on the security of network and information systems of financial services entities, as well as third parties which provide certain information communication technologies services ("ICTs") to them, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements.

Capital Requirements

Certain of our subsidiaries are subject to jurisdictional specific regulatory capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, they require that at least a minimum amount of a regulated entity's assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity's liquidation.

In addition, as a result of its self-clearing and settlement activities, one of our U.S. broker-dealer subsidiaries is required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Regulatory Status of MarketAxess Entities

Our operations span jurisdictions across the Americas, Europe and Asia, and we operate through various regulated entities. The current regulatory status of many of our business entities is described below. We also provide our platforms in other countries pursuant to exemptions from registration under the laws of such countries.

Americas

MarketAxess Corporation is registered as a broker-dealer with the SEC and as an introducing broker with the CFTC. It is a member of FINRA, the MSRB, the NFA and the Securities Investor Protection Corporation ("SIPC").

Pragma LLC is a broker-dealer registered with the SEC and is a member of FINRA and the SIPC.

MarketAxess Canada Company is registered as an Alternative Trading System with the Ontario Securities Commission, the Autorité des Marchés Financiers, the British Columbia Securities Commission and the Alberta Securities Commission and is a member of IIROC.

MarketAxess Plataforma de Negociacao Ltda. is authorized through its parent (MarketAxess Holdings Inc.) by Comissão de Valores Mobiliários and BACEN (Central Bank of Brazil) to provide a system in Brazil for the trading of fixed-income securities by sophisticated institutional investors.

MarketAxess Colombia Corporation is registered with the Superintendence of Finance of Colombia as an Information System.

U.K. and the E.U.

MarketAxess Capital Limited is authorized and regulated by the FCA as a U.K. MiFID investment firm (limited license) and acts as a matched principal counterparty for Open Trading transactions.

MarketAxess Europe Limited is authorized and regulated by the FCA to operate an MTF, licensed by ASIC to have an Australian Markets License, recognized by FINMA as a foreign trading venue, licensed by BaFin under the German Securities Trading Act, licensed by the Securities & Futures Commission of Hong Kong as an Automated Trading Service and licensed by the Monetary Authority of Singapore as a Recognized Market Operator. In addition, following Brexit, MarketAxess Europe Limited is recognized or licensed on a cross-border basis to provide its services in Italy and Finland and on a temporary cross-border basis in each of Luxembourg, Denmark and Norway.

MarketAxess NL B.V. is authorized and regulated by the AFM in the Netherlands as an MTF. MarketAxess NL B.V. may provide cross-border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport and is approved by FINMA to provide cross-border services into Switzerland as a foreign trading venue, and has regulatory branches in Germany and Italy.

MarketAxess Post-Trade NL B.V. is established in the Netherlands and holds a license to operate as a DRSP under the supervision of ESMA, specifically to act as an ARM and APA. MarketAxess Post-Trade NL B.V. may provide cross border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport, and has a regulatory branch in Germany.

MarketAxess Post Trade Limited is authorized and regulated by the FCA as a DRSP for ARM and APA services and as a service company.

Asia and Pacific

MarketAxess Singapore Pte. Limited is approved by the Monetary Authority of Singapore as a Recognized Market Operator. Additionally, MarketAxess Singapore Pte. Limited is approved on a cross-border basis by FINMA in Switzerland as a foreign trading venue, by Hong Kong as an ATS, by Germany as a foreign market operator, and holds an Australian Markets License from ASIC.

MarketAxess Information Consulting (Shanghai) Co., Ltd. is a wholly-owned foreign enterprise (WOFE) in China. Its business scope includes non-licensed information, data and technology related services. The MarketAxess offshore electronic trading platform is recognized by CFETS and Bond Connect Company Limited for the provision of Bond Connect and CIBM Direct RFQ connectivity services.

Human Capital Resources

As of December 31, 2024, we had 891 employees, 575 of whom were based in the U.S. and 316 of whom were based outside of the U.S., principally in the U.K. During fiscal year 2024, we increased our number of employees by 10, or 1.1%, compared to an increase of 137, or 18.4%, in 2023. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Our talent management strategy is focused on attracting, developing and retaining top talent within the Company. We use a variety of hiring sources to broaden our candidate pools, including employee referrals, recruitment vendors, postings on a variety of job boards, partnering with diverse professional organizations and student organizations, and attending various recruiting events. The market for qualified staff, especially technology professionals, continues to be competitive in our talent markets. Many companies, including our competitors and firms outside of our industry, are interested in hiring our experienced personnel. We believe that one of the ways we have successfully retained staff with lower attrition than market is through the successful implementation of our hybrid work environment. We also offer competitive benefits programs to employees in all regions, including comprehensive medical, dental, and vision plans, disability programs and various vehicles for saving for the future.

We are committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. We utilize regular critical role assessments and talent reviews to ensure that the Company has adequate talent to run the Company's business today and evolve the Company for the future. We maintain short- and long-term succession plans for our global management team and certain critical roles reporting into them.

We believe that investing in development for our employees is crucial to our success and ability to attract and retain the best talent in our industry. Currently, we offer a customized management training program for new managers and accelerated leadership development for our more seasoned leaders who we believe may assume broader or more complex roles within the Company in the future. We offer a range of live and on-demand technical, markets-related, product management and professional skills development to all employees globally to enable employees to develop a broad spectrum of skills and continue their career growth at MarketAxess.

Company Information

MarketAxess was incorporated in Delaware in April 2000. Our internet website address is www.marketaxess.com. Through our internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as amended. Our Proxy Statements for our Annual Meetings are also available through our internet website. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
55 Hudson Yards
New York, NY 10001
Attn: Investor Relations

Our Board has standing Audit, Compensation and Talent, Nominating and Corporate Governance, Risk and Finance Committees. Each of these committees has a written charter approved by our Board and our Board has also adopted a set of Corporate Governance Guidelines. Copies of the committee charters and the Corporate Governance Guidelines are also posted on our website.

The SEC maintains an internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

Item 1A. *Risk Factors.*

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this Annual Report on Form 10-K:

Risks Relating to Market and Industry Dynamics and Competition

- Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.
- Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.
- The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.
- We face substantial competition that could reduce our market share and harm our financial performance.

Risks Related to our Future Levels of Business, Profitability and Growth

- Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.
- We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.
- As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.
- We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

Risks Related to our Customer Concentration

- We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.
- We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

Credit and Operational Risks

- We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.
- Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.
- Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.

Technology, IT Systems and Cybersecurity Risks

- Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.
- Issues related to the development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.
- We depend on third-party suppliers for key products and services.
- Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.
- System failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.
- If we experience design defects, errors, failures or delays with our platforms, products or services, including our automated and algorithmic trading solutions and pricing algorithms, our business could suffer serious harm.
- Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, cause system unavailability damage our reputation and cause losses or regulatory penalties.
- Our actual or perceived failure to comply with privacy and data protection laws, regulations, and obligations could harm our business.

Intellectual Property Risks

- We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.
- Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.
- Our use of open-source software could result in litigation or require us to re-engineer our platforms or use other commercial solutions.

Risks Related to Possible Transactions or Investments

- If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.

Risks Related to Key Personnel and Employees

- We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.
- Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

Regulatory and Legal Risks

- We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.
- Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.
- The growing divergence of the U.K. and E.U. legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects.
- The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.
- We are subject to the risks of litigation and securities laws liability.
- If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

Climate and Sustainability Risks

- Risks related to climate change or other sustainability risks could adversely affect our operations or reputation.

Liquidity and Funding Risks

- We cannot predict our future capital needs or our ability to obtain additional financing if we need it.
- Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.
- We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

Risks Relating to Market and Industry Dynamics and Competition

Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Recently, for example, the 2023 regional banking crisis, rising interest rates and inflation, the COVID-19 pandemic and the Russia-Ukraine war, each created significant volatility in the markets we serve and increased uncertainty and economic disruption. Certain of the factors below have caused, and may in the future cause, a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume, and could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States, Europe and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- broad trends in business and finance, including the amount of new securities issuances;
- consolidation or contraction in the number of market participants;
- the current or anticipated impact of climate change, extreme weather events, natural disasters or other catastrophic events;
- the emergence of widespread health emergencies or pandemics, including the COVID-19 pandemic;
- actual or threatened acts of war or terrorism or other armed hostilities, as well as international sanctions levied against countries and other parties;
- actual or threatened trade wars, or other governmental action related to tariffs, international trade agreements or trade policies;
- concerns over, or actual, increased levels of inflation and weakening consumer confidence levels due to a recession (in the United States or globally) or otherwise;
- the availability of cash for investment by mutual funds, exchange traded funds and other wholesale and retail investors;
- the level and volatility of interest rates, including significant interest rate hikes, the difference between the yields on corporate securities being traded and those on related benchmark securities and foreign currency exchange rates;
- the effect of monetary policy adopted by the Federal Reserve Board or foreign banking authorities, increased capital requirements for banks and other financial institutions, and other regulatory requirements and political impasses;
- credit availability and other liquidity concerns;
- concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities; and
- legislative, administrative, regulatory or government policy changes, including changes to financial industry regulations and tax laws.

There have been significant declines in trading volumes in the financial markets generally in the past and there may be similar declines in trading volumes generally or across our platforms in particular in the future. Any one or more of the above factors may contribute to reduced trading volumes. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions, low volatility or low trading volume in the U.S. and global financial markets.

Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.

We have experienced significant decreases in overall trading volumes in the past and may experience similar decreases in trading volumes in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, could result in lower revenues from commissions for trades executed on our electronic trading platforms and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients or trading protocols which we have not significantly penetrated, could result in lower trading volume on our platforms and, consequently, lower commission revenue. During periods of increased volatility in fixed-income markets, the use of electronic trading platforms to trade certain highly volatile or distressed bonds may decrease, such as occurred during the regional banking crisis in 2023. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically. Our market share of the fixed-income trading markets is also impacted by a variety of other factors, including the amount of new issuances of corporate debt, the level of bond fund inflows or outflows, the percentage of volumes comprised of Rule 144A transactions, the percentage of volumes comprised of larger trades (such as block trades or portfolio trades), the level of credit spreads and credit volatility and whether the prevalent market environment is an "offer wanted" or "bid wanted" environment.

There has been increased demand for portfolio trading workflows over the last few years, which has resulted in heightened competition among trading platforms to enhance their portfolio trading offerings and expand them across different geographies and products. During periods of relatively lower credit spread volatility, clients have been using portfolio trading workflows in lieu of more established trading protocols designed to generate price competition on individual bonds. Our dealer clients have also increased their usage of matching sessions offered by competing platforms in recent periods. To the extent that our clients increase their use of portfolio trading and matching session protocols offered by other platforms, our market share in those products could decrease. Due to the large size of the trades and the concentration of activity at the end of the month, portfolio trading can drive significant swings in trading volumes and estimated market share.

A decline in overall market volumes, trading volumes on our platforms, our platforms' market share for any reason or the increased usage of portfolio trading in lieu of other trading protocols on our platforms would negatively affect our commission revenue and may have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.

The electronic financial services industry is characterized by rapidly changing and increasingly complex technologies and systems, changing and increasingly sophisticated client demands (including access to new technologies, functionalities and markets), frequent technology and service introductions, evolving industry standards, changing regulatory requirements and new business models. If we are not able to keep pace with changing market conditions or client demands and if our competitors release new functionality or technology before we do, our existing platforms, solutions and technologies may become obsolete or our competitive position may be materially harmed, each of which could have a material adverse effect on our business, financial condition and results of operations. Operating in a rapidly evolving industry involves a high degree of risk and our future success depends, in part, on our ability to:

- attract and retain market participants on our platforms on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings for our clients;
- develop and introduce new features to, and new versions of, our electronic trading platforms;
- respond effectively to competitive pressures and technological advances, including the use of new or disruptive technology such as AI;
- respond effectively to the loss of any of our significant broker-dealer or institutional investor clients, including due to merger, consolidation, bankruptcy, liquidation or another cause (including, among other things, the collection of any amounts due from such clients);
- operate, support, expand and develop our operations, technology, website, software, communications and other systems;
- defend our trading platforms and other systems from cybersecurity threats; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. Within our markets, we compete based on our ability to provide our clients with deep liquidity, a broad network of market participants, a wide range of products and protocols, and comprehensive pre-trade, trade and post-trade functionality, as well as the reliability, security and ease of use of our electronic platforms and solutions, among other factors. Our trading platforms primarily compete with other electronic trading platforms and trading businesses conducted directly between broker-dealers and their institutional investor clients over the telephone, email or instant messaging. Our current and prospective trading platform competitors are numerous and include:

- other multi-party electronic trading platforms;
- EMS and OMS providers;
- securities and futures exchanges; and
- technology, software, and information services or other companies that have existing commercial relationships with broker-dealers or institutional investors.

Our data, post-trade and automated and algorithmic trading solutions businesses compete against market data and information vendors, other approved regulatory reporting businesses and commercial algorithm providers, respectively.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors have previously aggressively reduced, and may in the future further aggressively reduce, their pricing to enter, or otherwise compete in, market segments in which we provide services, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities or other business operations. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities.

Competition in the markets in which we operate has intensified due to consolidation, which has resulted in increasingly large and sophisticated competitors. In recent years, our competitors have made acquisitions and/or entered joint ventures and consortia to improve the competitiveness of their electronic trading offerings. If, because of industry consolidation, our competitors are able to offer lower cost and/or a wider range of trading venues and solutions, obtain more favorable terms from third-party providers or otherwise take actions that could increase their market share, our competitive position and therefore our business, financial condition and results of operations may be materially adversely affected.

Our operations also include the sale of pre- and post-trade services, analytics, and market data services. There is a high degree of competition among market data and information vendors in solutions for pre- and post-trade data, analytics and reporting, and such businesses may become more competitive in the future as new competitors emerge. Some of these companies are already in or may enter the electronic trading business. Accordingly, some of our competitors may be able to combine use of their electronic trading platforms with complementary access to market data and analytical tools and/or leverage relationships with existing clients to obtain additional business from such clients, which could preempt use of our platforms or solutions. For example, Bloomberg, Refinitiv and Intercontinental Exchange own trading platforms that compete with ours and also have a data and analytics relationships with the vast majority of institutional, wholesale and retail market participants. If we are not able to compete successfully in this area in the future, our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations would be materially adversely affected.

Risks Related to our Future Levels of Business, Profitability and Growth

Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of market participants that use our electronic trading platforms. Our business strategy also depends on increasing the use of our platforms by these participants for a wide range of fixed-income products and trade sizes. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platforms. In certain of our product areas, growth rates for the use of our electronic trading services have slowed in recent years and such growth rates may not resume or increase in the future.

Our growth may also be dependent on our ability to diversify our revenue base. We currently derive approximately 40.0% of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy includes expanding our service offerings and increasing our revenues from other fixed-income products and other sources. Our efforts may not be successful or result in increased revenues or continued profitability.

We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.

From time to time, we may introduce new fee plans for the market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives. New fee plans may not result in an increase in the volume of transactions executed over our platforms or our revenues may not increase as a result of the implementation of any such fee plans. It is possible that our broker-dealer or institutional investor clients could respond to a new fee plan by either reducing the amount of their business conducted on our platforms or terminating their contractual relationship with us, which could have an adverse impact on our fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

In addition, under certain of our fee plans, our fees are designated in basis points in yield (and, as a result, are subject to fluctuation depending on the duration of the bond traded) or our fees vary based on trade size or maturity. For example, during recent periods, a significant rise in corporate bond yields contributed to a decrease in the duration of the bonds traded on our platforms, which had a negative effect on our average credit variable transaction fee per million. We anticipate that our average fees per million may continue to vary in the future due to changes in yield, years-to-maturity and nominal size of bonds traded on our platforms. Consequently, past trends in commissions are not necessarily indicative of future commissions.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platforms to enter new markets, including new asset classes, products and geographies, including markets where we have little or no operating experience. For example, with the acquisition of Pragma in 2023, we began providing algorithmic trading and quantitative execution solutions in the equities and foreign exchange markets, and in 2024, we agreed to acquire a majority stake in RFQ-hub, a platform specializing in ETFs and derivatives. We may have difficulties identifying and entering into new markets due to established competitors, lack of recognition of our brand and lack of acceptance of our platforms and solutions, as has occurred with certain of our initiatives in the past.

Expansion, particularly in new geographic markets, may require substantial expenditures and take considerable time. In particular, we may need to make additional investments in management and new personnel, infrastructure and compliance systems. Furthermore, our expansion efforts may divert management's attention or inefficiently utilize our resources. If we are not able to manage our expansion effectively, our expansion costs could increase at a faster rate than our revenues from these new markets. If we cannot successfully implement the necessary processes to support and manage our expansion, our business, financial condition and results of operations may suffer.

We may not be able to successfully adapt our proprietary software and technology for use in any new markets. Even if we do adapt our products, services and technologies, we may not be able to attract clients to our platforms and compete successfully in any such new markets. Our marketing efforts or our pursuit of any of these opportunities may not be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock.

We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

We operate electronic trading platforms in Europe, Latin America and Asia and we may further expand our operations throughout these and other regions. We have invested significant resources in our foreign operations and the increasing globalization of our platforms and services. However, there are certain risks inherent in doing business in international markets. These risks include:

- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

- difficulties in staffing and managing foreign operations, including, as a result of Brexit, our access to, and our ability to compete for and hire, skilled employees in both the U.K. and the E.U.;

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platforms;

- fluctuations in exchange rates;

- reduced or no protection for intellectual property rights;

- seasonal reductions in business activity; and

- potentially adverse tax consequences.

Further, we may face unexpected challenges in our international operations due to global competitors, established local markets, and local economic, political and social conditions, including the possibility of economic slowdowns, hyperinflationary conditions, political instability, social unrest or outbreaks of pandemic or contagious diseases. Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Customer Concentration

We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.

We rely on our broker-dealer clients to provide liquidity on our electronic trading platforms by posting prices for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone, e-mail and instant messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Higher capital requirements on trading activity by bank-affiliated broker-dealers may reduce their incentives to engage in certain market making activities and may impair market liquidity. If bank-affiliated broker-dealers reduce their trading activity and that activity is not replaced by other market participants, the level of liquidity and pricing available on our trading platforms would be negatively impacted, which could adversely affect our operating results. In addition, over the past several years, there has been significant consolidation among firms in the banking and financial services industries and several of our large broker-dealer clients have reduced their sales and trading businesses in fixed-income products. Further consolidation, instability, and layoffs in the financial services industry could result in a smaller client base and heightened competition, which may lower volumes.

Any reduction in the use of our electronic trading platforms by our broker-dealer clients could reduce the volume of trading on our platforms, which could, in turn, reduce the use of our platforms by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platforms and, increasingly, to provide liquidity through our Open Trading protocols. A limited number of such clients can account for a significant portion of our trading volume. The obligations of our institutional investor clients to us under our standard contractual agreements are minimal, non-exclusive and terminable by such clients. Our institutional investor clients also buy and sell fixed-income securities through traditional methods, including by telephone, e-mail and instant messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platforms. The loss of a major institutional investor client or any reduction in the use of our electronic trading platforms by such clients could have a material adverse effect on our business, financial condition and results of operations.

Credit and Operational Risks

We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.

In connection with our Open Trading or order routing protocols, we execute certain transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which are then settled by us or through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to the clients on our platforms, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous order routing or trading protocols, we expect that the number of transactions in which we act as a matched principal will increase.

In the process of executing matched principal transactions, miscommunications and other errors by our clients or us can arise that involve substantial risks of liability. These risks include, among others, potential liability from disputes over the terms of a trade, the settlement of the trade, or claims that we resolved an error trade dispute incorrectly or that a system malfunction or delay caused monetary loss to a client. In addition, because of the ease and speed with which trades can be executed on our electronic platforms, clients can lose substantial amounts by inadvertently entering trade instructions or by entering trade orders inaccurately. A significant error trade or a large number of error trades could result in participant dissatisfaction and a decline in participant willingness to trade on our platforms. Although we maintain error trade policies designed to protect our anonymous trading participants and enable us to manage the risks attendant in acting as a matched principal counterparty, depending on the cause, number and value of the trades that are the subject of an alleged error or dispute, such trades have the potential to have a material adverse effect on our financial condition and results of operations. In addition, if we are required to hold a securities position as a result of an error, there may also be financing costs or regulatory capital charges required to be taken by us.

We have policies, procedures and automated controls in place to identify and manage our credit risk, though there can be no assurance that they will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third-party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We self-clear a significant percentage of our bond transactions and we may expand self-clearing to additional products and regions in the future. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations. Self-clearing exposes our business to operational risks, including business and technology disruption; operational inefficiencies; liquidity, financing and regulatory risks; and potentially increased expenses. We have in the past and may in the future also encounter difficulties with self-clearing that lead to operating inefficiencies, technology issues, dissatisfaction amongst our client base, disruption in the infrastructure that supports the business, inadequate liquidity, increased margin requirements with clearing organizations and third-party settlement agents who provide financing with respect to transactions, reductions in available borrowing capacity and financial loss. Any such delay, disruption, expense or failure could adversely affect our ability to effect transactions and manage our exposure to risk. Moreover, any of these events could have a material adverse effect on our business, financial condition and operating results.

Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.

Sanctions imposed by the United States or other countries in response to conflicts or other geopolitical events could adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. For example, in February 2022, following the onset of the Russia-Ukraine war, the U.S., the U.K., and the E.U., among others, adopted sanctions that, in various ways, prohibited transactions with numerous Russian entities, including major Russian banks, and individuals; limited transactions in Russian sovereign debt; and constrained investment, trade and financing to, from or in certain regions of Ukraine. Our financial position and results of operations may be adversely affected if these sanctions are further expanded or the ongoing war or geopolitical tensions have further adverse effects on the global economy or the participants on our platforms. In addition, any such sanctions may limit our ability to effect transactions in certain instruments on our platforms.

Technology, IT Systems and Cybersecurity Risks

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platforms. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures, changes in clients' needs and preferences, constant competition and new business models. If new industry standards and practices emerge and our competitors release new technology before us, our existing technology, systems and electronic trading platforms may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance and innovate our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients;
- continue to attract and retain highly-skilled technology personnel; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platforms and other technology entails significant technical and business risks and expenses. We may use new technologies ineffectively or we may fail to adapt our existing technologies to meet broker-dealer or institutional investor client requirements or emerging industry or regulatory standards. If we face material delays in introducing new services, products and enhancements, such as X-Pro, our clients may forego the use of our platforms and use those of our competitors. In addition, we have incurred significant expenses on technology in the past and such expenses are expected to continue in the future. Some of these investments have generated, and may continue to generate, limited revenues and have reduced, and may continue to reduce, our operating margin. If our investments are not successful longer-term, our business and financial performance may be harmed.

Further, the adoption of new internet, networking, cloud, telecommunications, machine learning, AI or blockchain technologies may require us to devote substantial resources to modify and adapt our services. We may not be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry or regulatory standards. We may not be able to respond in a timely manner to changing market conditions or client requirements.

Issues related to the development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.

We use AI technologies in our business, including in certain of our product offerings, and we are making investments in expanding AI capabilities in our products and tools. AI technologies are complex, and generative AI technologies, in particular, are rapidly evolving. The introduction of AI technologies, including generative AI, into new or existing products or our internal business processes may result in new or enhanced governmental or regulatory scrutiny, confidentiality or security risks, privacy concerns, ethical challenges, or other complications that could adversely affect our business, reputation, or financial results.

In addition, the intellectual property ownership and license rights surrounding AI technologies are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products or internal business services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation. Such use or adoption could also lead to the loss of our intellectual property rights. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

If our AI development, deployment, content labeling or governance is ineffective or inadequate, it may result in competitive disadvantage, reputational harm, liability, or other adverse consequences to our business operations.

We depend on third-party suppliers for key products and services.

We rely on several third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. These providers may not be willing and/or able to continue to provide these services in an efficient, cost-effective manner, if at all; adequately expand their services to meet our needs; or meet the increasing regulatory requirements applicable to certain technology and data services providers to financial institutions. See "Regulatory and Legal Risks – Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business." If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on third-party vendors for our bond reference databases, the clearing and settlement of certain of our Open Trading transactions and to provide the technology underpinning key portions of our MarketAxess Rates platform. We obtain essential reference data and information services from external sources, including data received from certain competitors, clients, self-regulatory organizations, rating agencies and other third-party data providers. Our reference data sources and information providers could increase the price for or withdraw their data or information services for a variety of reasons. Further, as has occurred in the past, our competitors could revise the current terms on which they provide us with data or information services or could cease providing us with data or information services altogether for a variety of reasons, including competition. Disruptions in the services provided by those third-parties to us, including as a result of their inability (due to cybersecurity incidents or otherwise) or unwillingness to continue to license products or provide technology services that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations. For example, we used ICBC Financial Services ("ICBC"), a wholly-owned subsidiary of the Industrial and Commercial Bank of China Limited, to clear certain U.S. government bond trades on the MarketAxess Rates platform. Following the November 2023 ransomware attack on ICBC, we switched to a different pre-existing clearing arrangement with another clearing provider. While this event did not have a material adverse effect on the Company, similar events in the future events could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various systems and services, such as communications providers, online service providers, data processors, cloud computing and data centers, cybersecurity service providers, software and hardware vendors. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our third-party service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and use of technology.

Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.

To be successful, we must provide reliable, secure, real-time access to our electronic trading platforms for our clients. If our trading platforms cannot cope, or expand to cope, with demand, or otherwise fail to perform, we could experience disruptions in service, slow delivery times and insufficient capacity. We have had disruptions of service in the past, and could have additional disruptions in the future, that may lead to our clients deciding to stop using or reduce their use of our platforms, which could have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size, complexity and scope, we will need to continually improve and upgrade our electronic trading platforms and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platforms and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. Our estimates of future trading volumes and order messages may not be accurate and our systems may not be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We may not successfully implement new technologies or adapt our existing electronic trading platforms, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platforms to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

System failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.

Our business depends on the efficient and uninterrupted operation of our trading platforms, systems, networks and infrastructure. We, or our third-party providers, may experience system failures or business interruptions in the future, as has occurred from time-to-time in the past. Our systems, networks, infrastructure and other operations, in particular our trading platforms, are vulnerable to impact or interruption from a wide variety of causes, including:

- irregular or heavy use of our trading platforms during peak trading times or at times of increased market volatility;

- power, internet or telecommunications failures;

- hardware failures or software errors;

- human error, acts of vandalism or sabotage;

- catastrophic events, including those that are occurring with increasing frequency due to climate change such as natural disasters and extreme weather events;

- acts of war or terrorism;

- malicious cyberattacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and

- the loss or failure of systems over which we have no control, such as loss of support services from critical third-party providers.

Failures of, or significant interruptions, delays or disruptions to our systems, networks or infrastructure have in the past, and could in the future, result in:

- disruption to our operations, including disruptions in service to our clients;

- slower response times;

- distribution of untimely or inaccurate market data to clients who rely on this data for their trades;

- delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades;

- significant expense to repair, replace or remediate systems, networks or infrastructure;

- financial losses and liabilities to clients;

- loss of clients; or

- legal or regulatory claims, proceedings, penalties or fines.

Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our platforms. We internally support and maintain many of our systems and networks, including those underlying our trading platforms; however, we may not have sufficient personnel to properly respond to all systems, networks or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations.

While we generally have disaster recovery and business continuity plans in place for much of our business, including redundant systems, networks, computer software and hardware and data centers to address interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. Similarly, although some contracts with our third-party providers as well as relevant law require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of cloud service providers, internet and mobile phone technology, so any disruption of those systems may affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

If we experience design defects, errors, failures or delays with our platforms, products or services, our business could suffer serious harm.

Our platforms, products and services, including our automated and algorithmic trading solutions, data products and indices, may contain design defects and errors that cause them to operate incorrectly or less effectively. To the extent that any such product or service, or the Company as a whole, suffers a reputational or credibility loss, including due to a design defect or error, it could have a material adverse impact on our business. Many of our protocols also rely on data and services provided by third-party providers over which we have limited or no control and may be provided to us with defects, errors or failures. Our clients may also use our platforms, products or services together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify their source.

If design defects, errors or failures are discovered in our current or future platforms, protocols or products, we may not be able to correct or work around them in a cost-effective or timely manner or at all. The existence of design defects, errors, failures or delays that are significant, or are perceived to be significant, could also result in rejection or delay in market acceptance of our platforms or protocols, damage to our reputation, loss of clients and related revenues, diversion of resources, product liability claims, regulatory actions or increases in costs, any of which could materially adversely affect our business, financial condition or results of operations.

Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, cause system unavailability, damage our reputation and cause losses or regulatory penalties.

The operation of our electronic trading platforms relies on the secure processing, storage and transmission of a large amount of transactional data and other confidential sensitive data (including confidential client and personal information). Our computer systems, software and networks (or those of our third-party vendors, including cloud service providers) may be vulnerable to unauthorized access, loss or destruction of data (including confidential and personal customer information), ransomware, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other harmful events that could have an adverse security impact. Further, as AI technologies, including generative AI models develop rapidly, bad actors may use these technologies to create new sophisticated attack methods that are increasingly automated, targeted and coordinated and more difficult to defend against.

We deploy measures that seek to protect, detect, respond and recover from cyber threats, including identity and access controls, data protection, vulnerability management, incident response, secure product development, continuous monitoring of our networks, endpoints and systems, and maintenance of backup and recovery capabilities. It is possible that such layered defensive measures will not be successful in mitigating a cybersecurity event.

Despite the defensive measures we have taken, we experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the last three years. These events may arise from external factors such as governments, organized crime, hackers, and other third parties such as infrastructure-support providers and application developers, or may originate internally from an employee or service provider to whom we have granted access to our computer systems. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential or personal information, our reputation could be damaged, our business would suffer and we could incur material liability. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also depends on the efficient and uninterrupted operation of our platforms, systems, networks and infrastructure. Any failure of, or significant interruption, delay or disruption to, our systems, networks or infrastructure due to a ransomware attack or other cyber-attack could result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; legal or regulatory claims, proceedings, penalties or fines. We also face the risk of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, clearing agents and trading system software, network or data providers. Such parties could also be the source of a cyber-attack on or breach of our operational systems, data or infrastructure. Increased flexibility for our employees to work remotely has amplified certain risks related to, among other things, the increased demand on our information technology resources and systems, the increased risk of phishing and other cybersecurity attacks, and the increased number of points of possible attack, such as laptops and mobile devices (both of which are now being used in increased numbers), to be secured. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our trading platform.

There have been an increasing number of cyber-attacks in recent years in various industries, including ours, and cybersecurity risk management has been the subject of increasing focus by our regulators. Our regulators have increased their examination and enforcement focus on matters relating to cybersecurity threats, including the assessment of firms' vulnerability to cyber-attacks. In particular, regulatory concerns have been raised about firms establishing effective cybersecurity governance and risk management policies, practices and procedures; protecting firm networks and information; identifying and addressing risks associated with clients, vendors, and other third parties; preventing and detecting unauthorized activities; adopting effective mitigation and business resiliency plans to address the impact of cybersecurity breaches; and establishing protocols for reporting cybersecurity incidents. Any insurance that we have that may cover all or a portion of a specific cybersecurity incident would not protect us from the effects of adverse regulatory actions that may result from the incident or a finding that we had inadequate cybersecurity controls, including the reputational harm that could result from such regulatory actions.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber-attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our clients to reduce or stop their use of our electronic trading platforms. We may be required to expend significant resources to repair system damage, negotiate a ransom, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any misappropriated confidential or personal information. Although we intend to continue to implement industry-standard security measures and best practices, such measures may not be sufficient.

Our actual or perceived failure to comply with privacy and data protection laws, regulations, and obligations could harm our business.

Privacy and data protection is subject to frequently changing rules and regulations in countries where we do business. For example, we are subject to the E.U.'s General Data Protection Regulation (the "GDPR") and the U.K. equivalent as well as other laws and regulations, which require us to comply with requirements regarding the handling and retention of personal data, including laws in relation to cookies and tracking technologies, irrespective of whether the processing of data takes place within the E.U. or not. We are also subject to certain U.S. federal, state and foreign laws governing the protection of personal privacy and data in those jurisdictions. These laws and regulations are increasing in complexity and number. In addition, many jurisdictions have enacted or are considering laws requiring companies to notify individuals and/or regulators of data security breaches involving their personal data.

As the privacy and data protection landscapes continue to trend in favor of increasing regulation and compliance our efforts to comply have and could in the future entail substantial expense and may divert resources from other initiatives. Additionally, our own compliance with applicable law and regulation depends, in certain circumstances, on the continued compliance of our third-party providers. As a result, we are required to monitor the performance of our third-party providers as violations by such providers may also put our operations at risk. Any failure or perceived failure by us to comply with any of our obligations relating to privacy and data protection may result in governmental investigations or enforcement actions, litigation, claims or reputational damage.

Intellectual Property Risks

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have been issued several patents covering aspects of our technology and/or business, but can give no assurances that any such patents will protect our business and processes from competition or that any patents applied for in the future will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties, particularly with respect to the evolving use of AI technologies. These protections may not be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States. Furthermore, intellectual property ownership and license rights surrounding AI technologies are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products or internal business services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation. Such use or adoption could also lead to the loss of our intellectual property rights. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use. If our efforts to secure, protect and enforce our intellectual property rights are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, a third party may assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could be expensive and time-consuming to defend, make it more difficult to operate or prevent us from operating our business, or portions of our business, and result in significant monetary liability.

Third parties may assert infringement claims against us, as they have done in the past, with respect to our electronic trading platforms or any of our other current or future products or services and any such assertion may require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our use of open-source software could result in litigation or require us to re-engineer our platforms or other commercial solutions.

We use open-source software in our technology, most often as small components within a larger solution. Open-source code is also contained in some third-party software we rely on. The terms of many open source licenses are ambiguous and have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platforms and solutions, license the software on unfavorable terms, require us to re-engineer our platforms and solutions or take other remedial actions, any of which could have a material adverse effect on our business.

Risks Related to Possible Transactions or Investments

If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.

From time to time, we may pursue acquisitions, which may not be completed or, if completed, may not be as beneficial to us as expected. We have made acquisitions in the past, including the purchases of the regulatory reporting business of Deutsche Börse in 2020, MuniBrokers in 2021 and Pragma in 2023. We also agreed to take a controlling stake in RFQ-hub in 2024. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in the electronic financial services industry.

If we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments may involve several risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;

- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platforms products and services;

- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

- there may be client confusion if our services overlap with those of the acquired company and we may have difficulty retaining key customers, vendors and other business partners of the acquired business;

- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

- we may enter markets, such as the equities and foreign exchange trading algorithm markets, in which we have limited experience or where competitors hold stronger market positions;

- potential failure of the due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or product; and

- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We may also enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new solutions or enhance our existing capabilities. Entering into strategic alliances, partnerships and joint ventures entails risks, including: (i) difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures; (ii) exercising influence over the activities of joint ventures in which we do not have a controlling interest; (iii) potential conflicts with or among our partners; (iv) the possibility that our partners could take action without our approval or prevent us from taking action; and (v) the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.

Risks Related to Key Personnel and Employees

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, including our Chief Executive Officer ("CEO"). The terms of our CEO's employment agreement with us does not require him to continue to work for us and allows him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity compensation awards. We do not maintain "key person" life insurance on any of our executive officers and other key personnel. Although we have invested in succession plans and we have short-term contingency plans in place, any loss or interruption of our CEO's services or that of one or more of our other executive officers or key personnel for any reason, as well as any negative market or industry perception arising from such loss or interruption, could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and internet-related services, product managers and senior sales executives.

The market for qualified personnel, especially software developers, has become increasingly competitive in our talent markets. Many companies, including both our competitors and firms outside of our industry, are interested in hiring our experienced personnel. Additionally, highly innovative technology firms both in and outside our traditional geographic markets may offer attractive employment opportunities to our technology personnel through remote work opportunities. Many of these firms have greater resources than we have and are able to offer more lucrative compensation packages. We may not be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Regulatory and Legal Risks

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.

Our business is subject to increasingly extensive governmental and other regulations. These regulations are designed to protect public interests generally rather than the interests of our stockholders. The SEC, FINRA and other agencies extensively regulate the United States financial services industry, including most of our operations in the United States. Much of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the FCA in the U.K., the AFM in the Netherlands, ESMA in the E.U., the Monetary Authority of Singapore, the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. In addition, our regulatory reporting business is registered as an ARM and APA with the FCA and ESMA. We also hold several cross-border licenses and permissions with various other regulatory bodies. See Part I, Item 1. "Business – Government Regulation – Non-U.S. Regulation."

As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations. Most aspects of our broker-dealer and other licensed subsidiaries are highly regulated, including the way we deal with our clients; our capital requirements; our financial and regulatory reporting practices; required record-keeping and record retention procedures; the licensing of our employees; and the conduct of our directors, officers, employees and affiliates.

We and/or our directors, officers and employees may not be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

Certain of our regulated subsidiaries, including our registered broker-dealers and MTFs, are subject to U.S. or foreign regulations which prohibit repayment of borrowings from us or our affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

Our ability to operate our platforms in a jurisdiction may be dependent on continued registration or authorization in that jurisdiction or the maintenance of a proper exemption from such registration or authorization. Our ability to comply with all applicable laws and rules is largely dependent on our compliance, credit approval, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, credit approval, audit and risk management personnel. Our systems and procedures may not be sufficiently effective to prevent a violation of all applicable rules and regulations. In addition, the growth and expansion of our business may create additional strain on our compliance systems, procedures and personnel and has resulted, and we expect will continue to result, in increased costs to maintain and improve these systems.

In addition, because our industry is heavily regulated, regulatory approval may be required in order to continue or expand our business activities and we may not be able to obtain the necessary regulatory approvals on a timely or cost-effective basis, or at all. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to be curtailed or become impractical. For a further description of the regulations which may limit our activities, see Part I, Item 1. "Business—Government Regulation."

Some of our subsidiaries are subject to regulations regarding changes in control of their ownership. These regulations generally provide that regulatory approval must be obtained in connection with any transaction resulting in a change in control of the subsidiary, which may include changes in control of MarketAxess. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control as defined by the applicable regulatory body.

Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.

Our business, and the business of many of our clients, is subject to extensive regulation. Governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time. In addition, we must comply with the laws, regulations and registration rules of foreign governments and regulatory bodies for each country in which we conduct business. Any such changes in laws, rules or regulations or in governmental policies could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. For example, DORA, which focuses on the security of network and information systems of financial services entities and ICTs, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements. Further, regulators are increasingly looking to regulate use of advanced data processing technologies such as AI or machine learning, which may impact our operations as well as our products that incorporate such technologies. There have been in the past, and could be in the future, additional significant technological, operational and compliance costs associated with the obligations that derive from compliance with evolving laws, rules and regulations.

We cannot predict whether additional changes to the laws, rules and regulations that govern our business and operations, including changes to their interpretation, implementation or enforcement, will occur in the future or the extent to which any such changes will impact our business and operations, but they may cause us to expend significantly more compliance, business and technology resources, incur additional operational costs and create additional regulatory exposure. For example, the SEC has proposed rules that will expand Regulation ATS and Regulation SCI to alternative trading systems (ATS) that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our RFQ protocols. If these rules are adopted as proposed, we expect that we will have to operate additional trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future. Following the recent change in U.S. presidential administrations, however, it is unknown to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted, abandoned or modified, or what effect such passage, adoption, abandonment or modification will have, whether positive or negative, on our industry, our clients or us.

The SEC also adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2025 and repurchase and reverse repurchase transactions on June 30, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some of our investor clients have expressed concerns about using platforms that will require the clearing of any resultant trades executed on such platforms. While we expect this change will increase our own platform efficiency, it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us.

Further, we and/or our clients could become subject to future legislation and regulatory requirements beyond those currently proposed, adopted or contemplated in the U.S. or abroad. Additionally, unintended consequences of such new laws, rules and regulations may adversely affect our industry, our clients and us in ways yet to be determined. Any such legal and regulatory changes could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations.

The growing divergence of the U.K. and E.U. legal and regulatory requirements following Brexit could materially adversely impact our business, clients, financial condition, results of operations and prospects.

The U.K.'s exit from the E.U. has increased the operational complexity and cost of conducting business in both the E.U. and the U.K. and has introduced significant new barriers to cross-border trading, including uncertainties with respect to the legal and regulatory requirements to which we and our clients are subject. Brexit has led to a growing divergence between the U.K. and E.U. financial regulations, which may impact our ability to comply with the extensive government regulation to which we are subject. In addition, the cost and complexity of operating across increasingly divergent regulatory regimes has required us to make changes to the technology underlying our trading platforms and regulatory reporting systems in the U.K. and E.U., which has resulted in new regulatory and operational costs and challenges. We expect the cost and complexity of complying with diverging E.U. and U.K. financial regulations will continue to increase following the implementation of the amendments to the FSMA in the U.K., the MiFIR Review and DORA see Part I, Item 1. "Business—Government Regulation—Non-U.S. Regulation." In addition, as a result of Brexit, the E.U. regulatory authorities may enact regulatory changes that may affect our business by creating further market fragmentation.

Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.

Our businesses are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to bring enforcement actions and to conduct administrative proceedings and examinations, inspections, and investigations, which may result in costs, penalties, fines, enhanced oversight, additional requirements, restrictions, or limitations, and censure, suspension, or expulsion. Self-regulatory organizations such as FINRA and the NFA, along with statutory bodies, such as the SEC, the CFTC, the FCA, the AFM and ESMA and other international regulators, require strict compliance with their rules and regulations.

The Company and other firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by regulatory authorities, including the SEC, FINRA, state securities commissions and state attorney generals in the U.S., and the FCA, ESMA and other international regulators, have increased accordingly. Accordingly, we face the risk of regulatory intervention, investigations and proceedings, particularly in emerging markets, where securities laws are developing, any of which could involve extensive scrutiny of our activities and result in significant fines and liability. Any of these developments would require significant time and financial resources and could adversely affect our reputation, financial condition and operating results.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims against us regarding quality of trade execution, improperly settled trades, resolution of trade error claims, system failures, failure to protect their confidential or personal information, mismanagement or even fraud. We may become subject to these claims as the result of delays, failures or malfunctions of our electronic trading platform and the services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, if any, or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

Climate and Sustainability Risks

Risks related to climate change or other sustainability risks could adversely affect our operations or reputation.

The risk of climate change or other environmental matters could adversely affect our business. The physical risks of climate change include chronic risks such as rising and changing mean global temperatures, rising sea levels and increased precipitation, as well as acute risks such an increase in the frequency and severity of extreme heat, floods, wildfires, dry days and hurricanes. The impact of such events could increase because of the geographical concentration of our operations and personnel in certain areas of the U.S., which are expected to experience higher risk levels than some other regions. Any of our primary locations or those of third parties on which we rely may be vulnerable to the adverse physical effects of climate change, which could result in risk of loss incurred as a result of physical damage, power outages or business interruption caused by such events.

In addition, governments, investors, employees, customers, and the public are increasingly focused on sustainability practices and disclosures. Increasing scrutiny from stakeholders and regulators with respect to sustainability matters may impose additional costs and expose us to additional risks. For example, certain investors are incorporating the business risks of climate change and the adequacy of companies' responses to climate change and other sustainability matters as part of their investment theses and policies. Conversely, there are some stockholders and regulators who have expressed opposing views against sustainability practices, including support for anti-sustainability legislation and policies. For example, certain U.S. states have restricted state-controlled funds from investing based on sustainability factors. Our reputation could be adversely impacted by our sustainability practices and sustainability disclosures or investor perceptions thereof, including if we fail to establish measurable environmental goals or subsequently fail to meet any such goals or if the Company is perceived to have not responded appropriately to the growing concern for sustainability or climate issues. Any negative publicity we receive regarding sustainability, low sustainability scores or ratings, or shifts in investing priorities may adversely affect the trading price of our common stock or our business, operations and earnings.

Finally, the Company could experience increased operating costs or capital expenditures associated with complying with new disclosure-based or emissions-reduction requirements.

Liquidity and Funding Risks

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. The growth of our Open Trading protocols, in particular, is dependent on the willingness of our customers and counterparties to engage in transactions with us and any perceived issues with our capital levels or access to funding could have a material adverse effect on business. As a result of our self-clearing and settlement activities, we are also required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. Although we believe that our available cash resources and borrowing capacity under our credit agreement are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things: (1) support more rapid growth of our business; (2) finance transactions and maintain margin deposits at clearing organizations; (3) acquire complementary companies or technologies; (4) increase the regulatory net capital necessary to support our operations; or (5) respond to unanticipated or changing capital requirements.

In addition, our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading customers or counterparties, other third parties or us.

All or part of any debt financing could be pursuant to the terms of our credit agreements with third-party lenders, which include restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

In the future, we may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, finance transactions and maintain margin deposits at clearing organizations, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.

We are party to a credit agreement that provides for revolving loans and letters of credit up to an aggregate of $750.0 million. Subject to the satisfaction of certain specified conditions, we are permitted to upsize the borrowing capacity of the credit agreement by an additional $375.0 million. Our credit agreement contains certain covenants that, among other things, may restrict our ability to take certain actions, even if we believe them to be in our best interests. These covenants may restrict or prohibit, among other things, our ability to:

- incur or guarantee additional debt;
- create or incur liens;
- change our line of business;
- sell or transfer assets;
- make certain investments or acquisitions;
- pay dividends or distributions, redeem or repurchase our equity or make certain other restricted payments;
- consummate a merger or consolidation;
- enter into certain swap, derivative or similar transactions;
- enter into certain transactions with affiliates; and
- incur restrictions on our ability to grant liens or, in the case of subsidiaries, pay dividends or other distributions.

We are also required by our credit agreement to maintain a maximum consolidated total net leverage ratio and a minimum regulatory net capital balance for certain subsidiaries. We may not be able to meet these requirements or satisfy these covenants in the future. A breach of any of these covenants or the inability to comply with the required financial covenants could result in an event of default under the credit agreement. If any such event of default occurs, the lenders under the credit agreement could elect to declare all amounts outstanding and accrued and unpaid interest under the credit agreement to be immediately due and payable, and could foreclose on the assets securing the credit agreement. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further credit extensions. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to the credit agreement.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of any of the depository institutions that hold our deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity*

As a global technology company, and the provider of electronic trading platforms and solutions for fixed-income and other securities, we view cybersecurity as fundamental to our business. Accordingly, we aim to appropriately secure all of our business operations, including information that we generate in the performance of our services, and data provided to us by third parties, including clients, vendors, business partners and employees.

Risk Management and Strategy

The Company has adopted an Enterprise Risk and Resilience Framework (the "ERRF") to identify, assess, monitor, and manage the Company's risks, including cybersecurity risks. Our Chief Risk Officer (the "CRO") is responsible for implementing and executing the ERRF. The Company's information security and cybersecurity team is staffed with skilled professionals who manage the safeguarding of our information and is led by our Chief Information Security Officer (the "CISO"). This team is responsible for aligning our practices with the requirements of local regulations and the voluntary standards to which we strive to adhere, such as ISO/IEC 27001 and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. The CISO reports directly to our Chief Information Officer (the "CIO") and CRO. The CIO is responsible for designing and executing the Company's technology strategy, which includes overseeing the Company's cybersecurity strategy.

The Company's cybersecurity policies, standards, processes and practices are fully integrated into the Company's ERRF and are based on recognized frameworks established by NIST, the International Organization for Standardization ("ISO") and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

As one of the critical elements of the Company's overall ERRF approach, the Company's cybersecurity program is focused on the following key areas:

- **Governance:** As discussed below in more detail under the heading "The Board's Oversight of Cybersecurity Risk," the Board's oversight of cybersecurity risk management is supported by the Risk Committee of the Board (the "Risk Committee"), which regularly interacts with the Company's CRO, CIO, CISO and other members of management.

- **Collaborative Approach:** The Company has implemented a comprehensive, cross-functional approach to identification, protection, detection, response and recovery from cybersecurity threats and incidents, while also implementing controls and procedures that are designed to provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Technical Safeguards:** The Company deploys layered technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning:** The Company has established and maintains its Information Security Incident Management Policy that addresses the Company's response to a cybersecurity incident, and such policy is tested and evaluated on a regular basis. The policy applies to all full- and part-time employees and contractors. The goal of the policy is to restore normal service operation as quickly as possible following an event, provide timely and accurate information to relevant stakeholders regarding such an event, as appropriate, and minimize the impact of such an event on our business operations. The policy is designed to ensure that we are meeting both our contractual and regulatory requirements related to cybersecurity events.

- **Data Collection, Use, Processing and Monitoring:** The Company maintains policies and procedures relating to our data collection, use and processing activities, as well as mechanisms for monitoring our data systems and usage. We do not have individual retail clients and any gathering and maintaining of individual consumer data is very limited. We seek to maintain compliance with global data protection laws in the countries in which we operate, including the GDPR, the U.K. Data Protection regime and the California Consumer Privacy Act (the "CCPA").

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness:** The Company provides regular, mandatory training for personnel regarding cybersecurity threats in order to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. In addition, the Company provides regular, mandatory training for personnel regarding key data privacy laws and the appropriate collection, use and storage of data.

We periodically assess and test our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported, as appropriate, to the Risk Committee, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, we have not experienced a cybersecurity threat or incident that has materially affected the Company, including our business strategy, results of operations, or financial condition, in at least the last three years. While we are not currently aware of any risks from cybersecurity threats that are reasonably likely to materially affect the Company, please see Part I, Item 1A. – "Risk Factors – Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties."

The Board's Oversight of Cybersecurity Risk

The Board recognizes the critical importance of maintaining the trust and confidence of our clients, business partners and employees. The Board is actively involved in oversight of the Company's ERRF, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management. The Board is responsible for overseeing the Company's risk management processes over the short-, medium- and long-term by staying informed of the Company's material risks and evaluating whether management has reasonable controls in place to address such material risks. As part of its oversight responsibilities, the Board dedicates meaningful time and attention to oversight of cybersecurity risk. The Board is not responsible, however, for defining or managing the Company's various risks. See "Management's Involvement in Cybersecurity Risk Oversight" below.

The Board and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee has primary responsibility for cybersecurity oversight. In that capacity, the Risk Committee receives quarterly presentations and reports, as well as additional updates as needed, on cybersecurity matters. Such updates address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, external threat intelligence, technological trends and cybersecurity considerations arising with respect to the Company's peers and third parties. The Board and the Risk Committee also receive prompt and timely information regarding any cybersecurity incident that meets established internal escalation thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Management's Involvement in Cybersecurity Risk Oversight

The CISO, in coordination with the Information Security Steering Committee, which includes our CEO, CIO, CRO and General Counsel & Corporate Secretary (the "GC"), works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and the Information Security Steering Committee monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Risk Committee and/or the full Board when appropriate.

The CISO holds undergraduate and masters' degrees in computer science and cybersecurity, respectively, and has served in various senior roles in information technology and information security for over 20 years, including previously serving as the Chief Information Security Officer of a major global asset manager. The CISO has attained the professional certification of Certified Information System Security Professional (CISSP), Certified Information Security Manager (CISM) and Certified in Risk and Information Systems Control (CRISC). The CIO holds undergraduate and masters' degrees in computer science and has served in various roles in information technology for over 30 years. The Company's CRO holds an undergraduate degree and has over 30 years of experience managing risks, including risks arising from cybersecurity threats.

The Company is ISO/IEC 27001:2013 certified, which is a global standard that specifies the requirements for establishing, implementing, maintaining, and continually improving information security management systems. Additionally, we have received an independent examination regarding our compliance with SOC 2 Type 1 and Type 2.

Item 2. *Properties.*

Our corporate headquarters and principal U.S. office is located at 55 Hudson Yards in New York, New York, where we lease approximately 83,000 square feet under a lease expiring in August 2034. We also collectively lease approximately 59,000 square feet for our other office locations in jurisdictions including the U.S., United Kingdom, Brazil, the Netherlands, Hong Kong and Singapore.

Item 3. *Legal Proceedings.*

In the normal course of business, we and our subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. We assess liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. Based on currently available information, the outcome of our outstanding matters is not expected to have a material adverse impact on our financial position. It is not presently possible to determine our ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by us. See Note 15 to the Consolidated Financial Statements for a discussion of our commitments and contingencies.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX".

On February 20, 2025, the last reported closing price of our common stock on the NASDAQ Global Select Market was $189.81.

Holders

There were 12 holders of record of our common stock as of February 20, 2025.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2024, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (In thousands)
October 1, 2024 - October 31, 2024	20,094	$ 276.65	18,901	$ 236,134
November 1, 2024 - November 30, 2024	15,716	271.53	13,555	232,492
December 1, 2024 - December 31, 2024	31,417	237.46	31,417	225,032
Total	67,227	$ 257.14	63,873	

During the three months ended December 31, 2024, we repurchased 67,227 shares of common stock. The repurchases included 63,873 shares repurchased in connection with our Repurchase Programs (as defined below) and 3,354 shares of common stock that were surrendered to us to satisfy withholding tax obligations upon the exercise of stock options and vesting of restricted shares and restricted stock units.

In January 2022, our Board authorized a share repurchase program for up to $150.0 million (the "2022 Repurchase Program"). In August 2024, our Board authorized a share repurchase program for up to an additional $200.0 million (the "2024 Repurchase Program" and, together with the 2022 Repurchase Program, the "Repurchase Programs"). The Repurchase Programs do not have an expiration date. As of December 31, 2024, we had $225.0 million of remaining capacity under the Repurchase Programs. As of January 31, 2025, we had $220.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for (i) our common stock; (ii) the S&P 500 Index; and (iii) the Dow Jones U.S. Financials Index, in each case for the past five years. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2019, and that all dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. Risk Factors", in "Cautionary Note Regarding Forward Looking Statements" and elsewhere in this Annual Report on Form 10-K. Except as may be required by applicable law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

The following discussion includes a comparison of our Financial Results, Cash Flow Comparisons and Liquidity and Capital Resources for the years ended December 31, 2024 and 2023, respectively. A discussion of changes in our Financial Results and Cash Flow Comparisons from the year ended December 31, 2022 to the year ended December 31, 2023 may be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our Annual Report on Form 10-K for the year ended December 31, 2023.

Executive Overview

MarketAxess operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to our clients across the global fixed-income markets. Approximately 2,100 institutional investor and broker-dealer firms use our patented trading technology to efficiently trade U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. We leverage our diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data and index products and a range of post-trade services to provide an end-to-end trading solution to our robust network of platform participants. Our award-winning Open Trading marketplace is widely regarded as the preferred all-to-all trading solution in the global credit markets, creating a unique liquidity pool for a broad range of credit market participants.

We provide automated and algorithmic trading solutions that we believe, when combined with our integrated and actionable data offerings, help our clients make faster, better-informed decisions on when and how to trade on our platforms. In 2024, we continued our roll-out of X-Pro, our newest trading platform, to more seamlessly combine our trading protocols with our proprietary data and pre-trade analytics. Our AI-driven technology, such as CP+, our real-time pricing engine, is a critical data input and pricing source for multiple MarketAxess trading protocols and solutions, including Auto-X™ and portfolio trading. In 2024, we leveraged our recent acquisition of Pragma, a quantitative trading technology provider specializing in algorithmic and analytical trading services, to accelerate our development of AI driven execution algorithms across all of our key product areas. We believe that we will be able to enhance our capabilities and increase our efficiency by leveraging Pragma technology across our technology stack.

We also provide a number of integrated and actionable data offerings, including CP+ and Axess All, to assist clients with real-time pricing and trading decisions and transaction cost analysis. We offer a range of post-trade services, including straight-through processing, post-trade matching, trade publication, regulatory transaction reporting and market and reference data across fixed-income and other products.

We operate in a large and growing market that provides us with a significant opportunity for future growth, due, in part, to the relatively low levels of electronic trading in many of our largest current product areas. We offer Open Trading for most of our products in order to capitalize on this addressable market by increasing the number of potential trading counterparties and providing our clients with a menu of solutions at each step in the trading process. We believe that Open Trading drives meaningful price improvement for our clients and reduces risk in fixed-income markets by creating a global, diversified pool of liquidity whereby our institutional investor, dealer and alternative liquidity provider clients can all interact on an anonymous basis. Institutional investors can also send trading inquiries directly to their traditional broker-dealer counterparties on a disclosed basis, while simultaneously accessing additional counterparties through our anonymous Open Trading solutions.

We derive revenue from commissions for transactions executed on our platforms, information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our objective is to provide the leading global network for the trading of fixed-income securities for our broker-dealer and institutional investor clients to help them connect, be more efficient and achieve better trading outcomes. We seek to achieve this goal by offering our clients full end-to-end electronic trading solutions and workflow tools, powered by a broad array of proprietary data and analytical tools. The key elements of our strategy are discussed in Part I, Item 1. "Business – Our Strategy."

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may impact trading volume. These factors could have a material adverse or positive effect on our business, financial condition and results of operations. These factors include, among others, fixed-income market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, the duration of bonds traded, economic and political conditions in the United States, Europe and elsewhere, and the consolidation or contraction of our broker-dealer and institutional investor clients.

In 2024, the market backdrop for the Company showed strong increases in estimated U.S. credit market volumes, with U.S. high-grade and U.S. high-yield market average daily trading volume up 25.3% and 8.9%, respectively, compared to the prior year. However, credit spreads and credit spread volatility remained at historically low levels. A strong new issue calendar, which we have seen in recent periods, and low levels of credit spread volatility can contribute to a decrease in exchange-trade fund ("ETF") market maker activity on our platforms, as the increased availability of new issues may lead to reduction in secondary market trading, especially in U.S. high-yield. A strong new issue calendar can also negatively impact our market share in the short-term, but is expected to positively impact secondary trading volumes over the long-term. The decrease in U.S. high-yield activity during the year negatively impacted our total credit average variable fee per million, but the increase in higher duration bonds traded in U.S. high-grade positively impacted our total credit average variable fee per million.

With regard to the international products traded on our platforms, Eurobonds and emerging markets estimated market volumes increased significantly compared to the prior year. The increase in emerging markets estimated market volumes was driven by a more favorable macroeconomic outlook in developed markets, reflecting easing concerns over inflation and the lower probability of an economic recession.

Because the majority of our assets are short-term in nature, they are not significantly affected by inflation. However, the rate of inflation impacts our expenses, such as employee compensation, technology and communications expenses, which may not be readily recoverable in the prices of our services. Interest rates are currently higher than recent periods due to a period of increased inflation. To the extent interest rates remain high or inflation has other adverse effects on the securities markets or the economy, our financial position and results of operations may be adversely affected.

We expect that current cash and investment balances, in combination with cash flows that are generated from operations and the ability to borrow under our Credit Agreement (as defined below), will be sufficient to meet our liquidity needs and planned capital expenditure requirements for at least the next twelve months. We ended the year with $749.9 million in available borrowing capacity under the Credit Agreement and capital significantly in excess of our regulatory requirements.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage, in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer or all-to-all trading platforms. Competitors, including companies in which some of our broker-dealer clients have invested, have developed or acquired electronic trading platforms or have announced their intention to explore the development of electronic platforms or information networks that may compete with us.

We primarily compete on the basis of our client network, the liquidity provided by our dealer, and, to a lesser extent, institutional investor clients, the total transaction costs and fees associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe that our ability to grow volumes and revenues will largely depend on our performance with respect to these factors.

There has been increased demand for portfolio trading workflows over the last few years, which has resulted in heightened competition among trading platforms to enhance their portfolio trading offerings and expand them across different geographies and products. During periods of relatively lower credit spread volatility, clients have been using portfolio trading workflows in lieu of more established trading protocols designed to generate price competition on individual bonds. Our dealer clients have also increased their usage of matching sessions offered by competing platforms in recent periods. To the extent that our clients increase their use of portfolio trading and matching session protocols offered by other platforms, our market share in those products could decrease. Due to the large size of the trades and the concentration of activity at the end of the month, portfolio trading can drive significant swings in trading volumes and estimated market share.

Our competitive position is enhanced by the unique liquidity provided by our Open Trading functionalities and the integration of our broker-dealer and institutional investor clients with our electronic trading platforms and other systems. We have focused on the unique aspects of the fixed-income markets we serve in the development of our platforms, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our business is subject to extensive regulations in the United States and internationally, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. The existing legal framework that governs the financial markets is periodically reviewed and amended, resulting in the enactment and enforcement of new laws and regulations that apply to our business. In January 2022, the SEC proposed rules that will expand Regulation ATS and Regulation SCI to alternative trading systems (ATS) that trade government securities and amend the SEC rule regarding the definition of an "exchange" to include Communication Protocol Systems, such as our request-for-quote protocols. Based on these proposed rules, we expect that we will have to operate additional trading protocols in compliance with Regulation ATS and we could become subject to Regulation SCI for certain parts of our business in the future. The SEC also recently adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2025 and repurchase and reverse repurchase transactions on June 30, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today, and some of our investor clients have expressed concerns about using platforms that will require the clearing of any resultant trades executed on such platforms. While we expect this change will increase our own platform efficiency, it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us. In addition, following the change in U.S. presidential administrations, it is unknown to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted, abandoned or modified, or what effect such passage, adoption, abandonment or modification will have, whether positive or negative, on our industry, our clients or us.

We provide regulated services to our clients within the E.U. in reliance upon the authorizations our subsidiaries have received from the AFM in the Netherlands. Brexit has led to an ongoing divergence between the U.K. and E.U. financial regulations, which has made it more difficult and costly to comply with the extensive government regulation to which we are subject. The cost and complexity of operating across increasingly divergent regulatory regimes has increased and is likely to continue to increase in the future.

Compliance with new regulations may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. For example, DORA, which focuses on the security of network and information systems of financial services entities, as well as third parties which provide certain ICTs to them, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements. However, we also believe new regulations may increase demand for our platforms and we believe we are well positioned to benefit from those regulatory changes that cause market participants to seek electronic trading platforms that meet the various regulatory requirements.

For further description of the regulations which govern our business, see Part I, Item 1. "Business—Government Regulation."

Technology Environment

We must continue to enhance and improve our electronic trading platforms. The markets in which we compete are characterized by increasingly complex protocols, systems, technology and infrastructure requirements that require us to devote substantial resources to modify and adapt our services. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our existing and prospective broker-dealer and institutional investor clients and respond to technological advances and emerging industry and regulatory standards and practices, including cloud and AI technologies, on a cost-effective and timely basis. For example, in 2023, we introduced MarketAxess X-Pro, our new trading platform, which provides traders with a flexible user experience, intuitive workflows and access to our proprietary data and pre-trade analytics. In addition, as the overall share of electronic trading grows in global credit products, we are experiencing continued demand for, and growth in, our automated and algorithmic trading solutions. We also support a large and growing base of dealer market making algorithms. We plan to continue to focus on technology infrastructure and automation initiatives to support more efficient trade execution by our clients.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the past three years. Cybersecurity incidents could impact revenue and operating income and increase costs. We therefore continue to make investments in our cybersecurity infrastructure and training of employees, which may result in increased costs, to strengthen our cybersecurity measures.

See also Part I, Item 1A. – "Risk Factors, Technology, IT Systems and Cybersecurity Risks" and Part I, Item 1C – "Cybersecurity."

Trends in Our Business

The majority of our revenue is derived from commissions for transactions executed on our platforms between and among our institutional investor and broker-dealer clients. We believe that the following are the key variables that impact the notional value of such transactions on our platforms, the amount of commissions earned by us and our variable transaction fees per million:

- the number of participants on our platforms and their willingness to use our platforms instead of competitors' platforms or other execution methods;

- the particular trading protocol that our participants use to trade bonds on our platforms;

- the frequency and competitiveness of the price responses by participants on our platforms;

- the number of markets that are available for our participants to trade on our platforms;

- the overall level of activity in these markets;

- the duration of the bonds trading on our platforms, which may be affected by inflation, among other macroeconomic factors; and

- the particular fee plan under which we earn commissions.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platforms, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

As further described under "— Critical Factors Affecting our Industry and our Company — Economic, Political and Market Factors" and "— Results of Operations — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023", in 2024, our trading volumes increased and our average variable transaction fee per million decreased.

Components of Our Results of Operations

Commission Revenue

Commissions are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on our platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

For Open Trading trades that we execute between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two trades. For the majority of U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

Credit Commissions. Credit includes U.S. high-grade corporate bonds, high-yield bonds, emerging markets bonds, Eurobonds, municipal bonds and leveraged loans. Our U.S. high-grade corporate bond fee plans generally incorporate variable transaction fees and fixed distribution fees billed to our broker-dealer clients on a monthly basis. Certain broker-dealers participate in fee programs that do not contain monthly distribution fees and instead incorporate additional per transaction execution fees and minimum monthly fee commitments. Under these fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. The U.S. high-grade transaction fee is generally designated in basis points in yield and, as a result, is subject to fluctuation depending on the duration of the bond traded.

Commissions for high-yield bonds, emerging markets bonds, Eurobonds, municipal bonds and leveraged loans generally vary based on the type of the instrument traded using standard fee schedules. Our high-yield fee plan structure is similar to our U.S. high-grade fee plans. Certain dealers participate in a high-yield fee plan that incorporates a variable transaction fee and a fixed distribution fee, while other dealers participate in a plan that does not contain monthly distribution fees and instead incorporates additional per transaction execution fees and minimum monthly fee commitments.

The average credit fees per million may vary in the future due to changes in yield, years-to-maturity and nominal size of high-grade bonds traded on our platforms and changes in product mix or trading protocols.

Credit distribution fees include any unused monthly fee commitments under our variable fee plans.

Rates Commissions. Rates includes U.S. Treasury, U.S. agency and European government bonds. Commissions for rates products generally vary based on the type of the instrument traded. U.S. Treasury fee plans are typically volume tiered and can vary based on the trading protocol. The average rates fee per million may vary in the future due to changes in product mix or trading protocols.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Commissions. Other commissions include equities and foreign exchange commissions for Pragma's algorithmic trading services. Commissions for equities and foreign exchange are volume-tiered and consist of variable transaction fees that are billed monthly.

Information Services

We generate revenue from data licensed to our broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. These revenues are either for subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services. Revenues for services transferred over time are recognized ratably over the contract period while revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period.

Post-trade Services

We generate revenue from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed in the current month or monthly in arrears and revenue is recognized in the period that the transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. We also generate one-time implementation fees for onboarding clients, which are invoiced and recognized in the period the implementation is complete.

Technology Services

Technology services include technology services revenue generated by Pragma and revenue generated from telecommunications line charges to broker-dealer clients.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock-based compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to five years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, which range from one to 15 years, using either a straight-line or accelerated amortization method based on the pattern of economic benefit that we expect to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to software and licenses, maintenance on software and hardware, cloud hosting costs, data feeds provided by outside vendors, U.S. government bonds technology platform licensing fees, data center hosting costs and our internal network connections. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and other consultants for services provided for the maintenance of our trading platforms, information and post-trade services products and other services.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of branding and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platforms, information services and post-trade services.

Clearing Costs. Clearing costs consist of fees that we are charged by third-party clearing brokers and depositories for the clearing and settlement of matched principal trades, regulatory reporting fees and variable transaction fees assessed by the provider of our third-party middle office system.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors' expenses, regulatory fees, subscription costs, charitable contributions, provision for doubtful accounts, various state franchise and U.K. value-added taxes and other miscellaneous expenses.

Expenses may continue to grow in the future, notably in employee compensation and benefits as we increase headcount to support investment in new products, operational support and geographic expansion, depreciation and amortization due to increased investment in new products and enhancements to our trading platforms, and technology and communication costs. Expenses may also grow due to increased regulatory complexity, acquisitions or the continued effects of inflation.

Other Income (Expense)

Interest Income. Interest income consists of interest income earned on our cash and cash equivalents, restricted cash, deposits and investments.

Interest Expense. Interest expense consists of financing charges incurred on short-term borrowings.

Equity in Earnings of Unconsolidated Affiliate. Equity in earnings of unconsolidated affiliate represents the proportionate share of our equity method investee's net income.

Other, Net. Other, net consists of realized and unrealized gains and losses on trading security investments and foreign currency forward contracts, foreign currency transaction gains or losses, investment advisory fees, credit facility administrative fees, gains or losses on revaluations of contingent consideration payable and other miscellaneous revenues and expenses.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Critical accounting estimates for us include stock-based compensation.

Stock-based compensation

We maintain the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (the "2020 Plan") which provides for the grant of restricted stock, restricted stock units, performance shares, performance stock units (collectively, "Full Value Awards"), stock options and other stock-based awards to encourage employees, consultants and non-employee directors to participate in our long-term success. We make critical accounting estimates related to performance stock units granted under the 2020 Plan (the "PSUs").

In 2022, 2023 and 2024, the PSUs were granted to the executive officers and certain senior managers. Each PSU is earned or forfeited based on our level of achievement of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit. The vested share payout ranges from zero to 200% of the PSU target. The number of PSUs that vest, if any, is determined by the level of achievement of the performance metrics during the three-year performance periods, as certified by the Compensation and Talent Committee following the conclusion of the performance period. In addition, participants must provide continued service through the vesting date, subject to death, disability and qualified retirement exceptions, as applicable. Compensation expense for the PSUs is measured using the fair value of our stock at the grant date and estimates of future performance and actual share payouts. Each period, we make estimates of the current expected share payouts and adjust the life-to-date compensation expense recognized since the grant date. As of December 31, 2024, a 10.0% change in the expected final share payouts would increase or decrease the life-to-date compensation expense by $1.5 million. The estimated final share payouts for the 2022 and 2023 awards as of December 31, 2024 decreased 26.6% compared to December 31, 2023.

Recent Accounting Pronouncements

See Note 2 for a discussion of any recent accounting pronouncements relevant to our Consolidated Financial Statements.

Segment Results

We provide end-to-end trading solutions, including the operation of electronic platforms for the trading of fixed-income and other securities and related data, analytics, compliance tools, post-trade services, automated trading services and technology services. We consider our operations to constitute a single business segment because of the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which we compete and our worldwide business activities. See Note 16 to the Consolidated Financial Statements for certain geographic information about our business required by GAAP.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our financial results for the years ended December 31, 2024 and 2023:

	2024	2023	$ Change	% Change
	Year Ended December 31,			
	($ in thousands, except per share amounts)			
Revenues	$ 817,097	$ 752,547	$ 64,550	8.6 %
Expenses	476,227	437,528	38,699	8.8
Operating income	340,870	315,019	25,851	8.2
Other income (expense)	19,676	17,681	1,995	11.3
Income before income taxes	360,546	332,700	27,846	8.4
Provision for income taxes	86,365	74,645	11,720	15.7
Net income	$ 274,181	$ 258,055	$ 16,126	6.2 %
Net income per common share – Diluted	$ 7.28	$ 6.85	$ 0.43	6.3 %

Changes in average foreign currency exchange rates compared to the U.S. dollar had the effect of increasing revenues and expenses by $3.0 million and $2.4 million, respectively, for the year ended December 31, 2024.

Revenues

Our revenues for the years ended December 31, 2024 and 2023, and the resulting dollar and percentage changes, were as follows:

	2024	% of Revenues	2023	% of Revenues	$ Change	% Change
	Year Ended December 31,					
	($ in thousands)					
Commissions	$ 711,710	87.1 %	$ 662,964	88.1 %	$ 48,746	7.4 %
Information services	50,540	6.2	46,383	6.2	4,157	9.0
Post-trade services	42,487	5.2	40,178	5.3	2,309	5.7
Technology services	12,360	1.5	3,022	0.4	9,338	NM
Total revenues	$ 817,097	100.0 %	$ 752,547	100.0 %	64,550	8.6 %

NM - not meaningful

Total revenues for the year ended December 31, 2024 include a full year of Pragma revenues of $31.7 million, while total revenues for the year ended December 31, 2023 include three months of Pragma revenues of $7.6 million.

Commissions

Our commission revenues for the years ended December 31, 2024 and 2023, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2024	2023	$ Change	% Change
	($ in thousands)			
Variable transaction fees				
Credit	$ 533,363	$ 496,028	$ 37,335	7.5 %
Rates	25,165	20,749	4,416	21.3
Other	20,016	4,979	15,037	NM
Total variable transaction fees	578,544	521,756	56,788	10.9
Fixed distribution fees				
Credit	132,898	140,700	(7,802)	(5.5)
Rates	268	252	16	6.3
Other	—	256	(256)	NM
Total fixed distribution fees	133,166	141,208	(8,042)	(5.7)
Total commissions	$ 711,710	$ 662,964	$ 48,746	7.4 %

NM - not meaningful

Credit variable transaction fees increased by $37.3 million, driven by a 13.5% increase in trading volume, partially offset by a 5.3% decrease in total credit average variable transaction fee per million. Open Trading credit volume totaled $1.0 trillion during the year ended December 31, 2024, up 8.7% from the year ended December 31, 2023, and Open Trading credit variable transaction fees represented 33.0% and 35.6% of total credit variable transaction fees for the years ended December 31, 2024 and 2023, respectively. Rates variable transaction fees increased by $4.4 million, driven principally by a 23.3% increase in trading volumes, partially offset by a 1.6% decrease in average variable transaction fee per million. Other variable transaction fees include equities and foreign exchange commissions earned by Pragma.

Credit fixed distribution fees decreased $7.8 million mainly due to migrations to variable fee plans, partially offset by the addition of new dealer fixed fee plans.

Our trading volumes for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023	$ Change	% Change
		Year Ended December 31,		
		($ in millions)		
Trading volume data				
Credit				
High-grade	$ 1,711,275	$ 1,457,559	$ 253,716	17.4 %
High-yield	334,761	398,275	(63,514)	(15.9)
Emerging markets	859,412	717,877	141,535	19.7
Eurobonds	508,093	441,171	66,922	15.2
Other credit	135,975	112,451	23,524	20.9
Total credit	3,549,516	3,127,333	422,183	13.5
Rates				
U.S. government bonds	5,511,045	4,545,850	965,195	21.2
Agency and other government bonds	227,614	106,933	120,681	112.9
Total rates	5,738,659	4,652,783	1,085,876	23.3
Total trading volume	$ 9,288,175	$ 7,780,116	$ 1,508,059	19.4 %
Number of U.S. Trading Days	250	249		
Number of U.K. Trading Days	253	251		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates.

The 17.4% increase in our U.S. high-grade volume was principally due to an increase in estimated market volumes, partially offset by a decrease in our estimated market share. Estimated U.S. high-grade market volume as reported by TRACE increased by 25.9% to $9.0 trillion for the year ended December 31, 2024 compared to the year ended December 31, 2023. Our estimated market share of total U.S. high-grade corporate bond volume decreased to 19.0% for the year ended December 31, 2024 from 20.4% for the year ended December 31, 2023. U.S. high-yield volume decreased by 15.9% primarily due to a decrease in our estimated market share. Our estimated market share of total U.S. high-yield corporate bond volume decreased to 13.2% for the year ended December 31, 2024 from 17.1% for the year ended December 31, 2023.

Emerging markets and Eurobond volumes increased by 19.7% and 15.2%, respectively, mainly due to an increase in estimated market volumes. Other credit volumes increased 20.9%, mainly due to an increase in our estimated municipal bond market share. Rates trading volume increased 23.3%, primarily due to an increase in estimated market volumes.

Our average variable transaction fee per million for the years ended December 31, 2024 and 2023 was as follows:

	2024	2023	$ Change	% Change
		Year Ended December 31,		
Average variable transaction fee per million				
Credit	$ 150.26	$ 158.61	$ (8.35)	(5.3) %
Rates	4.39	4.46	(0.07)	(1.6)

Credit average variable transaction fee per million decreased by 5.3% to $150.26 per million for the year ended December 31, 2024, mainly due to product and protocol mix-shift reflecting lower levels of U.S. high-yield activity and increased portfolio trading, which was partially offset by an increase in the duration of U.S. high-grade bonds traded on our platforms.

Information Services. Information services revenue increased by $4.2 million for the year ended December 31, 2024, mainly due to net new data contract revenue of $3.3 million and the positive impact of foreign currency fluctuations of $0.8 million.

Post-Trade Services. Post-trade services revenue increased by $2.3 million for the year ended December 31, 2024, principally due to net new contract revenue of $1.6 million and the positive impact of foreign currency fluctuations of $0.7 million.

Technology Services. Technology services revenue increased by $9.3 million for the year ended December 31, 2024 due to the inclusion of a full-year of technology services revenue generated by Pragma.

Expenses

The following table summarizes our expenses for the years ended December 31, 2024 and 2023:

	Year Ended December 31,						
	2024		2023		$ Change		% Change
	($ in thousands)						
Expenses							
Employee compensation and benefits	$	235,880	$	206,926	$	28,954	14.0 %
Depreciation and amortization		73,824		70,557		3,267	4.6
Technology and communications		72,166		62,801		9,365	14.9
Professional and consulting fees		27,382		31,935		(4,553)	(14.3)
Occupancy		14,690		14,216		474	3.3
Marketing and advertising		11,713		11,049		664	6.0
Clearing costs		17,863		17,002		861	5.1
General and administrative		22,709		23,042		(333)	(1.4)
Total expenses	$	476,227	$	437,528		38,699	8.8 %

Total expenses for the year ended December 31, 2024 include a full year of Pragma expenses of $32.0 million, while total expenses for the year ended December 31, 2023 include three months of Pragma expenses of $8.7 million.

Employee compensation and benefits increased by $29.0 million, primarily due to an increase in salaries, taxes and benefits of $20.2 million on higher employee headcount, largely driven by the Pragma Acquisition (as defined below), higher employee incentive compensation of $7.6 million and higher stock compensation expense of $1.2 million.

Depreciation and amortization increased by $3.3 million primarily due to higher amortization of software development costs of $2.6 million and higher amortization of intangibles of $1.2 million, offset by lower depreciation of office hardware of $0.8 million.

Technology and communications expenses increased by $9.4 million, primarily due to higher software subscription costs of $3.1 million, higher integration and connectivity costs of $3.2 million, higher market data costs of $1.0 million, higher data center and cloud hosting costs of $1.2 million and higher U.S. Treasury platform licensing fees of $0.8 million.

Professional and consulting fees decreased by $4.6 million primarily due to lower IT consulting costs of $2.6 million, lower acquisition-related legal expenses of $1.4 million and lower other consulting expenses of $1.3 million, offset by higher audit and tax costs of $0.9 million.

Other Income (Expense)

Our other income (expense) for the years ended December 31, 2024 and 2023, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,						
	2024		2023		$ Change		% Change
	($ in thousands)						
Interest income	$	26,046	$	22,425	$	3,621	16.1 %
Interest expense		(1,601)		(1,983)		382	(19.3)
Equity in earnings of unconsolidated affiliate		1,395		735		660	89.8
Other, net		(6,164)		(3,496)		(2,668)	76.3
Total other income (expense)	$	19,676	$	17,681	$	1,995	11.3 %

Interest income increased by $3.6 million primarily due to higher corporate bond and U.S. Treasury investment balances during the year ended December 31, 2024.

Interest expense decreased by $0.3 million primarily due to lower financing charges incurred on our short-term borrowing arrangements.

Equity in earnings of unconsolidated affiliate represents the proportionate share of net income of our equity method investee.

Other, net decreased by $2.7 million principally driven by unrealized losses of $1.0 million on our U.S. Treasury investments in the current period compared to unrealized gains of $0.5 million in the prior period and higher credit facility fees of $0.9 million.

Provision for Income Taxes.

The provision for income taxes and effective tax rate for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	($ in thousands)			
Provision for income taxes	$ 86,365	$ 74,645	$ 11,720	15.7 %
Effective tax rate	24.0%	22.4%		

The provision for income taxes for the year ended December 31, 2024 included benefits of $1.9 million for return-to-provision adjustments, $0.6 million for the settlement of tax liability, interest and penalties in connection with unrecognized tax benefits and $2.0 million for the purchase of renewable energy-related transferable tax credits. In comparison, the provision for income taxes for the year ended December 31, 2023 included benefits of $5.4 million for return-to-provision adjustments, $2.0 million for the settlement of tax liability, interest and penalties in connection with unrecognized tax benefits and $1.5 million for the purchase of renewable energy-related transferable tax credits. Our consolidated effective tax rate can vary from period to period depending on the geographic mix of our earnings, changes in tax legislation and tax rates and the amount and timing of excess tax benefits related to share-based payments, among other factors.

Liquidity and Capital Resources

During the year ended December 31, 2024, we have met our funding requirements through cash on hand, internally generated funds and short-term borrowings. Cash and cash equivalents and corporate bond and U.S. Treasury investments totaled $698.6 million as of December 31, 2024. Our investments generally consist of investment-grade corporate bonds and U.S. Treasury securities. We limit the amounts that can be invested in any single issuer and invest in short- to intermediate-term instruments whose fair values are less sensitive to interest rate changes.

In August 2023, we entered into the Credit Agreement, which provides aggregate commitments totaling $750.0 million, including a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The Credit Agreement will mature on August 9, 2026, with our option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. As of December 31, 2024, we had $0.1 million in letters of credit outstanding and $749.9 million in available borrowing capacity under the Credit Agreement. Borrowings under the Credit Agreement will bear interest at a rate per annum equal to an alternate base rate or the adjusted term SOFR rate, plus an applicable margin that varies with our consolidated total leverage ratio. The Credit Agreement requires that we satisfy certain covenants, including a requirement to not exceed a maximum consolidated total leverage ratio. We were in compliance with all applicable covenants at December 31, 2024. See Note 13 to the Consolidated Financial Statements for a discussion of the Credit Agreement.

In connection with their self-clearing operations, certain of our operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow an aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month SOFR, plus 1.00%. As of December 31, 2024, the subsidiaries had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements. See Note 13 to the Consolidated Financial Statements for a discussion of these agreements.

Under arrangements with their settlement banks, certain of our operating subsidiaries may receive overnight financing in the form of bank overdrafts. As of December 31, 2024, we had no overdrafts payable outstanding.

As a result of our self-clearing and settlement activities, we are required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2024, the aggregate amount of the positions financed, restricted cash deposits and customer reserve balances associated with our self-clearing and settlement activities was $189.6 million. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Cash Flows for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Our cash flows were as follows:

	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	($ in thousands)			
Net cash provided by operating activities	$ 385,237	$ 333,767	$ 51,470	15.4 %
Net cash (used in) investing activities	(86,935)	(155,290)	68,355	(44.0)
Net cash (used in) financing activities	(201,377)	(147,057)	(54,320)	36.9
Effect of exchange rate changes on cash and cash equivalents	(8,138)	7,588	(15,726)	NM
Net increase for the period	$ 88,787	$ 39,008	$ 49,779	127.6 %

NM - not meaningful

Cash flows from operating activities consist primarily of net income adjusted for non-cash items that primarily include depreciation and amortization, stock-based compensation expense, deferred tax expense and changes in receivables and payables on the consolidated statement of financial condition. The $51.5 million increase in net cash provided by operating activities was primarily due to higher net income and favorable changes in accounts receivable, prepaid and other assets, trading investments, accrued employee compensation and accounts payable accrued expenses and other liabilities, offset by higher net receivables from broker-dealers, clearing organizations and customers associated with our clearing activities.

The $68.4 million decrease in net cash used in investing activities was primarily attributable to lower cash used for acquisitions of $78.5 million, offset by higher net purchases of available-for-sale investments of $6.0 million and higher capital expenditures of $4.1 million.

The $54.3 million increase in net cash used in financing activities was principally due to higher repurchases of common stock of $75.5 million and higher cash dividends of $3.0 million, offset by lower payments of contingent consideration of $12.5 million, higher exercises of stock options of $2.0 million and lower withholding tax payments on restricted stock vesting of $9.6 million.

The $15.8 million change in the effect of exchange rate changes on cash and cash equivalents was driven by changes in the cumulative translation adjustment which reflects the strengthening of the U.S. dollar versus the British Pound and Euro in the year ended December 31, 2024 compared to the weakening of the U.S. dollar during the year ended December 31, 2023.

Past trends of cash flows are not necessarily indicative of future cash flow levels. A decrease in cash flows may have a material adverse effect on our liquidity, business and financial condition.

Other Factors Influencing Liquidity and Capital Resources

We believe that our current resources are adequate to meet our liquidity needs and requirements, including commitments for capital expenditures, in the short-term (during the next 12 months). However, our future liquidity and capital requirements will depend on a number of factors, including liquidity requirements associated with our self-clearing operations and expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue streams. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business. In addition, in the long-term (beyond 12 months), we believe our liquidity needs and requirements will be affected by the factors discussed above.

Certain of our U.S. subsidiaries are registered as broker-dealers and are subject to the applicable rules and regulations of the SEC, FINRA and the CFTC. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of our foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2024, each of our subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2024, our subsidiaries maintained aggregate net capital and financial resources that were $574.6 million in excess of the required levels of $33.8 million.

Each of our U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from our affiliates, paying cash dividends, making loans to our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources.

We execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, we may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge us for any losses they suffer resulting from a counterparty's failure on any of our trades. We did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2024 and 2023. Substantially all of our open securities failed-to-deliver and securities failed-to-receive transactions as of December 31, 2024 have subsequently settled at the contractual amounts.

In the normal course of business, we enter into contracts that contain a variety of representations, warranties and indemnification provisions. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred.

We have leases for corporate offices and equipment with initial lease terms ranging from one year to 15 years. We have total future contractual rent payments on these leases of $94.1 million, with $12.8 million due within the next 12 months and $81.3 million due beyond 12 months.

We enter into foreign currency forward contracts to economically hedge our exposure to variability in certain foreign currency transaction gains and losses. As of December 31, 2024, the notional value of our foreign currency forward contract outstanding was $64.5 million and the fair value of the liability was $0.9 million.

In January 2022, our Board authorized the 2022 Repurchase Program for up to $150.0 million. In August 2024, our Board authorized the 2024 Repurchase Program for up to an additional $200.0 million. As of December 31, 2024, we had $225.0 million of remaining capacity under the Repurchase Programs. As of January 31, 2025, we had $220.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

In January 2025, our Board approved a quarterly cash dividend of $0.76 per share payable on March 5, 2025 to stockholders of record as of the close of business on February 19, 2025. Any future declaration and payment of dividends will be at the sole discretion of our Board.

See Item 5 of this Annual Report on Form 10-K for additional discussion of our repurchases of our common stock and our dividend policy.

On April 19, 2024, we entered into an agreement to acquire an additional 49.0% interest in RFQ–hub Holdings LLC for approximately $37.9 million of cash consideration. The acquisition is subject to various closing conditions, including the receipt of certain regulatory approvals. Upon the closing of the acquisition, we will hold a 92.0% controlling stake in RFQ-hub Holdings LLC.

Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, we use certain non-GAAP financial measures: earnings before interest, taxes, depreciation and amortization ("EBITDA"), EBITDA margin and free cash flow. We define EBITDA margin as EBITDA divided by revenues. We define free cash flow as net cash provided by/(used in) operating activities excluding the net change in trading investments and net change in securities failed-to-deliver and securities failed-to-receive from broker-dealers, clearing organizations and customers, less expenditures for furniture, equipment and leasehold improvements and capitalized software development costs. We believe these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, are important in understanding our operating results. EBITDA, EBITDA margin and free cash flow are not measures of financial performance or liquidity under GAAP and therefore should not be considered an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. We believe that these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, provide additional information regarding our operating results because they assist both investors and management in analyzing and evaluating the performance of our business.

The table set forth below presents a reconciliation of our net income to EBITDA and net income margin to EBITDA margin, as defined, for the years ended December 31, 2024 and 2023:

		Year Ended December 31,		
		2024		2023
		($ in thousands)		
Net income	$	274,181	$	258,055
Interest income		(26,046)		(22,425)
Interest expense		1,601		1,983
Provision for income taxes		86,365		74,645
Depreciation and amortization		73,824		70,557
EBITDA	$	409,925	$	382,815
Net income margin		33.6%		34.3%
Interest income		(3.2)		(3.0)
Interest expense		0.2		0.3
Provision for income taxes		10.6		9.9
Depreciation and amortization		9.0		9.4
EBITDA margin		50.2%		50.9%

The table set forth below presents a reconciliation of our net cash provided by operating activities to free cash flow, as defined, for the years ended December 31, 2024 and 2023:

		Year Ended December 31,		
		2024		2023
		($ in thousands)		
Net cash provided by operating activities	$	385,237	$	333,767
Exclude: Net change in trading investments		629		25,248
Exclude: Net change in fail-to-deliver/receive from broker-dealers, clearing organizations and customers		(1,118)		(46,696)
Less: Purchases of furniture, equipment and leasehold improvements		(9,942)		(9,326)
Less: Capitalization of software development costs		(46,623)		(43,122)
Free Cash Flow	$	328,183	$	259,871

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2024, we had $99.0 million of investments in U.S. Treasuries that were classified as trading securities and $55.1 million of investments in corporate bonds that were classified as available-for-sale. Adverse movements, such as a decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. A 10.0% decrease in the market value of our U.S Treasuries or available-for-sale investments would result in losses of approximately $9.9 million and $5.5 million, respectively. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Part I, Item 1A.– "Risk Factors – Risks Related to Global Economic and Market Conditions – Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer."

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to our cash and cash equivalents, restricted cash and deposits. As of December 31, 2024, our cash and cash equivalents, restricted cash and deposits amounted to $700.5 million. A hypothetical 100 basis point change in interest rates would increase or decrease our annual interest income by approximately $7.0 million, assuming no change in the amount or composition of our cash and cash equivalents, restricted cash and deposits.

As of December 31, 2024, a hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the available-for-sale investment portfolio by approximately $1.0 million, assuming no change in the amount or composition of the investments. The hypothetical unrealized gain or loss of $1.0 million would be recognized in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

A similar hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the trading securities portfolio by approximately $2.2 million. The hypothetical unrealized gain or loss of $2.2 million would be recognized in other, net in the Consolidated Statements of Operations.

We do not maintain an inventory of bonds that are traded on our platform.

Foreign Currency Exchange Rate Risk

We conduct operations in several different countries outside of the U.S., most notably the U.K., and substantial portions of our revenues, expenses, assets and liabilities are generated and denominated in non-U.S. dollar currencies. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating expenses, operating income and the value of balance sheet items denominated in foreign currencies.

During the year ended December 31, 2024, approximately 15.8% of our revenue and 24.5% of our expenses were denominated in currencies other than the U.S. dollar, most notably the British Pound Sterling. Based on actual results over the past year, a hypothetical 10.0% increase or decrease in the U.S. dollar against all other currencies would have increased or decreased revenue by approximately $12.9 million and operating expenses by approximately $11.7 million.

Credit Risk

Through certain of our subsidiaries, we execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to our clients executing bond trades on our platform, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous protocols, we expect that the number of transactions in which we act as a matched principal will increase.

We have policies, procedures and automated controls in place to identify and manage our credit risk. There can be no assurance that these policies, procedures and automated controls will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third-party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, we are exposed to certain credit risk in relation to our deposits at these banks.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to economically hedge our foreign exchange gains and losses on the Consolidated Statements of Operations that arise from our U.S. dollar versus British Pound Sterling exposure from the activities of our U.K. subsidiaries. As of December 31, 2024, the notional amount of our foreign currency forward contract was $64.5 million. We do not hold derivative instruments for purposes other than economically hedging foreign currency risk.

Item 8. *Financial Statements and Supplementary Data.*


MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*.

Based on its assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MarketAxess Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of MarketAxess Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Open Trading Commissions

As described in Note 2 to the consolidated financial statements, the Company executes trades between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller ("Open Trading"). Open Trading variable transaction fees, which represent commissions for matched principal trades, were $178.0 million for the year ended December 31, 2024. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type, size, yield, maturity of the bond traded, and individual client incentives. For Open Trading trades, the Company earns its commission through the difference in price between the two trades. As disclosed by management, commissions are determined based on the fee schedule associated with the instrument being traded.

The principal considerations for our determination that performing procedures relating to revenue recognition for Open Trading commissions is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to this revenue type, which is calculated based on the instrument being traded, volume of the instrument being traded, and individual client incentives.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of Open Trading commissions. These procedures also included, among others, testing a sample of Open Trading transactions by (i) agreeing the details of the trade to underlying documentation, (ii) agreeing fees charged to the fee schedule based on the trade details, and as applicable, any individual client incentives, and (iii) recalculating the Open Trading commission variable transaction fee.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2025
We have served as the Company's auditor since 2000.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of			
	December 31, 2024		**December 31, 2023**	
	(In thousands, except share and per share amounts)			
ASSETS				
Cash and cash equivalents	$	544,478	$	451,280
Cash segregated under federal regulations		47,107		45,122
Investments, at fair value		165,260		134,861
Accounts receivable, net of allowance of $982 and $577 as of December 31, 2024 and 2023, respectively		91,845		89,839
Receivables from broker-dealers, clearing organizations and customers		357,728		687,936
Goodwill		236,706		236,706
Intangible assets, net of accumulated amortization		98,078		119,108
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		107,298		102,671
Operating lease right-of-use assets		58,132		63,045
Prepaid expenses and other assets		82,584		84,499
Total assets	$	1,789,216	$	2,015,067
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		68,054		60,124
Payables to broker-dealers, clearing organizations and customers		218,845		537,398
Income and other tax liabilities		3,683		7,892
Accounts payable, accrued expenses and other liabilities		37,320		37,013
Operating lease liabilities		72,654		79,677
Total liabilities	$	400,556	$	722,104
Commitments and Contingencies (Note 13)				
Stockholders' equity				
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023, respectively		—		—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023, respectively		—		—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 41,020,421 shares and 40,940,769 shares issued and 37,646,374 shares and 37,899,688 shares outstanding as of December 31, 2024 and 2023, respectively		123		123
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023, respectively		—		—
Additional paid-in capital		350,701		333,292
Treasury stock – Common stock voting, at cost, 3,374,047 shares and 3,041,081 shares as of December 31, 2024 and 2023, respectively		(333,369)		(260,298)
Retained earnings		1,405,904		1,244,216
Accumulated other comprehensive loss		(34,699)		(24,370)
Total stockholders' equity		1,388,660		1,292,963
Total liabilities and stockholders' equity	$	1,789,216	$	2,015,067

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,			
		2024		2023	2022
		(In thousands, except per share amounts)			
Revenues					
Commissions	$	711,710	$ 662,964	$	641,183
Information services		50,540	46,383		39,314
Post-trade services		42,487	40,178		36,877
Technology services		12,360	3,022		926
Total revenues		817,097	752,547		718,300
Expenses					
Employee compensation and benefits		235,880	206,926		182,104
Depreciation and amortization		73,824	70,557		61,446
Technology and communications		72,166	62,801		52,964
Professional and consulting fees		27,382	31,935		33,949
Occupancy		14,690	14,216		14,121
Marketing and advertising		11,713	11,049		9,977
Clearing costs		17,863	17,002		17,663
General and administrative		22,709	23,042		19,200
Total expenses		476,227	437,528		391,424
Operating income		340,870	315,019		326,876
Other income (expense)					
Interest income		26,046	22,425		5,040
Interest expense		(1,601)	(1,983)		(700)
Equity in earnings of unconsolidated affiliate		1,395	735		1,126
Other, net		(6,164)	(3,496)		5,946
Total other income (expense)		19,676	17,681		11,412
Income before income taxes		360,546	332,700		338,288
Provision for income taxes		86,365	74,645		88,064
Net income	$	274,181	$ 258,055	$	250,224
Net income per common share					
Basic	$	7.29	$ 6.87	$	6.68
Diluted	$	7.28	$ 6.85	$	6.65
Cash dividends declared per common share	$	2.96	$ 2.88	$	2.80
Weighted average shares outstanding					
Basic		37,600	37,546		37,468
Diluted		37,672	37,654		37,643

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Net income	$	274,181	$	258,055	$	250,224
Cumulative translation adjustment		(10,094)		13,349		(24,367)
Net unrealized gain/(loss) on securities available-for-sale, net of tax of $92 and $12, respectively		(235)		(22)		—
Comprehensive income	$	263,852	$	271,382	$	225,857

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Voting	Additional Paid-In Capital	Treasury Stock - Common Stock Voting	Retained Earnings	Accumulated Other Comprehensive Loss	Total stockholders' equity
			(In thousands, except per share amounts)			
Balance at December 31, 2021	123	330,262	(232,712)	956,966	(13,330)	1,041,309
Net income	—	—	—	250,224	—	250,224
Cumulative translation adjustment	—	—	—	—	(24,367)	(24,367)
Stock-based compensation	—	29,864	—	—	—	29,864
Exercise of stock options	—	672	—	—	—	672
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(23,404)	—	—	—	(23,404)
Repurchases of common stock	—	—	(87,540)	—	—	(87,540)
Treasury stock reclassification	—	8,074	(8,074)	—	—	—
Cash dividend on common stock ($2.80 per share)	—	—	—	(105,665)	—	(105,665)
Balance at December 31, 2022	123	345,468	(328,326)	1,101,525	(37,697)	1,081,093
Net income	—	—	—	258,055	—	258,055
Cumulative translation adjustment	—	—	—	—	13,349	13,349
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	(22)	(22)
Stock-based compensation	—	29,190	—	—	—	29,190
Exercise of stock options	—	940	—	—	—	940
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(25,839)	—	—	—	(25,839)
Reissuance of treasury stock	—	(242)	1,235	—	—	993
Treasury stock used for acquisition	—	(16,225)	66,793	(6,727)	—	43,841
Cash dividend on common stock ($2.88 per share)	—	—	—	(108,637)	—	(108,637)
Balance at December 31, 2023	123	333,292	(260,298)	1,244,216	(24,370)	1,292,963
Net income	—	—	—	274,181	—	274,181
Cumulative translation adjustment	—	—	—	—	(10,094)	(10,094)
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	(235)	(235)
Stock-based compensation	—	30,847	—	—	—	30,847
Exercise of stock options	—	2,988	—	—	—	2,988
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(16,194)	—	—	—	(16,194)
Reissuance of treasury stock	—	(232)	2,403	(581)	—	1,590
Repurchases of common stock	—	—	(75,474)	—	—	(75,474)
Cash dividend on common stock ($2.96 per share)	—	—	—	(111,912)	—	(111,912)
Balance at December 31, 2024	$ 123	$ 350,701	$ (333,369)	$ 1,405,904	$ (34,699)	$ 1,388,660

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Cash flows from operating activities			
Net income	$ 274,181	$ 258,055	$ 250,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	73,824	70,557	61,446
Amortization of operating lease right-of-use assets	6,639	5,853	5,708
Stock-based compensation expense	29,684	29,190	29,864
Deferred taxes	(3,878)	(5,815)	(6,547)
Foreign currency transaction losses/(gains)	1,276	4,718	(8,783)
Other	7,042	(3,113)	555
Changes in operating assets and liabilities:			—
(Increase) in accounts receivable	(3,730)	(7,116)	(15,136)
Decrease/(increase) in receivables from broker-dealers, clearing organizations and customers	320,091	(181,044)	(47,631)
Decrease/(increase) in prepaid expenses and other assets	1,009	(11,898)	(4,249)
(Increase) in trading investments	(629)	(25,248)	(49,527)
(Increase)/decrease in mutual funds held in rabbi trust	(621)	(1,103)	1,813
Increase/(decrease) in accrued employee compensation	7,049	1,466	(3,417)
(Decrease)/increase in payables to broker-dealers, clearing organizations and customers	(318,229)	227,920	74,668
(Decrease) in income and other tax liabilities	(3,284)	(14,691)	(4,768)
Increase/(decrease) in accounts payable, accrued expenses and other liabilities	3,543	(7,229)	11,384
(Decrease) in operating lease liabilities	(8,730)	(6,735)	(6,373)
Net cash provided by operating activities	385,237	333,767	289,231
Cash flows from investing activities			
Available-for-sale investments			
Proceeds from maturities and sales	12,440	4,452	—
Purchases	(42,810)	(28,818)	—
Acquisitions, net of cash and cash equivalents acquired	—	(78,476)	—
Acquisition of equity method investment	—	—	(34,400)
Purchases of furniture, equipment and leasehold improvements	(9,942)	(9,326)	(13,142)
Capitalization of software development costs	(46,623)	(43,122)	(38,730)
Net cash (used in) investing activities	(86,935)	(155,290)	(86,272)
Cash flows from financing activities			
Cash dividends on common stock	(112,697)	(109,658)	(105,942)
Exercise of stock options	2,988	940	672
Withholding tax payments on Full Value Awards vesting and stock option exercises	(16,194)	(25,839)	(23,404)
Repurchases of common stock	(75,474)	—	(87,540)
Payment of contingent consideration	—	(12,500)	(26,164)
Proceeds from short-term borrowings	344,925	123,995	100,000
Repayments of short-term borrowings	(344,925)	(123,995)	(100,000)
Net cash (used in) financing activities	(201,377)	(147,057)	(242,378)
Effect of exchange rate changes on cash and cash equivalents	(8,138)	7,588	(13,484)
Cash and cash equivalents including restricted cash			
Net increase for the period	88,787	39,008	(52,903)
Beginning of period	611,672	572,664	625,567
End of period	$ 700,459	$ 611,672	$ 572,664

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,		
	2024	2023	2022
		(In thousands)	
Supplemental cash flow information			
Cash paid for income taxes	$ 96,932	$ 94,814	$ 88,677
Cash paid for interest	1,717	1,870	652
Non-cash investing and financing activity			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,840	1,183	1,880
Furniture, equipment, software and leasehold improvement additions included in accounts payable	693	—	—
Stock-based and accrued incentive compensation relating to capitalized software development costs	5,542	—	—
Exercise of stock options - cashless	1,735	—	3,845
Liabilities assumed in connection with acquisition of business:			
Fair value of assets acquired	—	127,635	—
Cash paid for acquisition, net of cash and cash equivalents acquired	—	(78,476)	—
Treasury stock used for acquisition	—	(43,841)	—
Liabilities assumed	$ —	$ 5,318	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, MarketAxess operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Approximately 2,100 institutional investor and broker-dealer firms use MarketAxess' patented trading technology to access global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. MarketAxess offers a diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data products and a range of post-trade and technology services to provide an end-to-end trading solution to its network of platform participants. Through its Open Trading® protocols, MarketAxess executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments

The Company determines the appropriate classification of securities at the time of purchase which are recorded in the Consolidated Statements of Financial Condition on the trade date. Securities are classified as available-for-sale or trading. Available-for-sale investments are carried at fair value with unrealized gains or losses reported in accumulated other comprehensive loss in the Consolidated Statements of Financial Condition and realized gains or losses reported in other, net in the Consolidated Statements of Operations. Trading investments include U.S. Treasuries and are carried at fair value, with realized and unrealized gains or losses included in other, net in the Consolidated Statements of Operations.

The Company assesses whether an impairment loss on its available-for-sale debt securities has occurred due to declines in fair value or other market conditions. When the amortized cost basis of an available-for-sale debt security exceeds its fair value, the security is deemed to be impaired. The portion of an impairment related to credit losses is determined by comparing the present value of cash flows expected to be collected from the security with the amortized cost basis of the security and is recorded as a charge in the Consolidated Statements of Operations. The remainder of an impairment is recognized in accumulated other comprehensive loss if the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security prior to recovery.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds, trading securities, available-for-sale securities and foreign currency forward contracts. All other financial instruments are short-term in nature and the carrying amounts reported on the Consolidated Statements of Financial Condition approximate fair value.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("securities failed-to-deliver") and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed-to-receive"). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis. The Company presents its securities failed-to-deliver and securities failed-to-receive balances on a net-by-counterparty basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade date basis.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on the estimated expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses.

The allowance for credit losses was $1.0 million and $0.6 million as of December 31, 2024 and 2023, respectively. The provision for bad debts was $0.8 million, $0.4 million and $0.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Write-offs and other charges against the allowance for credit losses were $0.4 million, $0.3 million and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. The Company amortizes leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including, among other items, employee compensation and related benefits and third-party consulting costs at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, vendor software development costs billed to us that are part of the application development stage. These costs are recorded as a prepaid asset on the Consolidated Statements of Financial Condition and are amortized over the period of the hosting service contract, which ranges from one to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in other, net in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to economically hedge its foreign currency transaction gains and losses. Realized and unrealized gains and losses on these forward contracts are included in other, net in the Consolidated Statements of Operations. The Company records the fair value of the forward contract asset in prepaid expenses and other assets or the fair value of the forward contract liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Revenue Recognition

The Company's classification of revenues in the Consolidated Statements of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has four revenue streams as described below.

Commission Revenue – The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

Following the Pragma Acquisition in the fourth quarter of 2023, the Company also earns other commissions on equities and foreign exchange products for algorithmic trading services. These fees incorporate variable transaction fees, which are calculated as a percentage of the notional dollar volume traded and are billed on a monthly basis.

The following table presents commission revenue by fee type:

		Year Ended December 31,				
		2024		**2023**		**2022**
		(In thousands)				
Commission revenue by fee type						
Variable transaction fees						
Disclosed trading	$	361,252	$	323,038	$	321,603
Open Trading – matched principal trading		177,966		178,517		175,440
U.S. government bonds - matched principal trading		19,310		15,222		16,978
Other		20,016		4,979		—
Total variable transaction fees		578,544		521,756		514,021
Distribution fees and unused minimum fees		133,166		141,208		127,162
Total commissions	$	711,710	$	662,964	$	641,183

Information services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met, whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Information services revenue by timing of recognition						
Services transferred over time	$	49,560	$	45,102	$	38,452
Services transferred at a point in time		980		1,281		862
Total information services revenues	$	50,540	$	46,383	$	39,314

Post-trade services – Post-trade services revenue is generated from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed monthly in arrears and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. The Company also generates one-time implementation fees for onboarding clients, which are invoiced and recognized in the period the implementation is completed. The following table presents post-trade services revenue by timing of recognition:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Post-trade services revenue by timing of recognition						
Services transferred over time	$	42,170	$	40,061	$	36,835
Services transferred at a point in time		317		117		42
Total post-trade services revenues	$	42,487	$	40,178	$	36,877

Technology services – Technology services revenue primarily includes technology services revenue generated by Pragma and revenue from telecommunications line charges to broker-dealer clients. Customers may be billed monthly or quarterly in arrears or in advance, and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period.

The following table presents technology services revenue by timing of recognition:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Technology services revenue by timing of recognition						
Services transferred over time	$	12,334	$	3,021	$	926
Services transferred at a point in time		26		1		-
Total technology services revenues	$	12,360	$	3,022	$	926

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. Deferred revenues are included in accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2023		Payments received in advance of services to be performed		Revenue recognized for services performed during the period		Foreign Currency Translation		December 31, 2024
					(In thousands)				
Information services	$	3,049	$	14,948	$	(14,695)	$	—	$	3,302
Post-trade services		923		20,436		(20,060)		(13)		1,286
Technology services		567		8,213		(8,365)		—		415
Total deferred revenue	$	4,539	$	43,597	$	(43,120)	$	(13)	$	5,003

The majority of the Company's information services and post-trade services contracts are short-term in nature with durations of less than one year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $47.0 million as of December 31, 2024. The Company expects to recognize revenue associated with the remaining performance obligations over the next 46 months.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, revenue growth rates, customer attrition rates, royalty rates, obsolescence and asset lives. Intangible assets are valued using various methodologies, including the relief-from-royalty method and multi-period excess earnings method.

The Company operates as a single reporting unit. Following an acquisition, goodwill no longer retains its identification with a particular acquisition, but instead becomes identifiable with the entire reporting unit. As a result, all of the fair value of the Company is available to support the value of goodwill. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Equity Investments and Consolidation

The Company evaluates equity investments for potential consolidation under the voting-interest or variable-interest models. The Company consolidates investees over which the Company determines it has control under the voting interest model, generally greater than 50% ownership, or for which the Company is the primary beneficiary under the variable-interest model. The Company uses the equity method of accounting when it exercises significant influence over the investee, but does not have operating control, generally between 20% and 50% ownership. Under the equity method of accounting, original investments are recorded at cost in prepaid expenses and other assets on the Consolidated Statements of Financial Condition and adjusted by the Company's proportionate share of the investees' undistributed earnings or losses. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding during the period. For purposes of computing diluted earnings per share, the weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2023, Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment's profit or loss and assets. The ASU also requires the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. All disclosure requirements under ASU 2023-07 and existing segment disclosures in ASC 280, Segment Reporting are also required for public entities with a single reportable segment. The ASU is effective for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent interim periods. The ASU must be applied retrospectively to all periods presented in the financial statements. The Company adopted this standard for the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The ASU is effective for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The guidance may be applied on a prospective or retrospective basis and early adoption is permitted. Adoption of this ASU will result in additional disclosures, but will not have an impact on the Company's consolidated statements of financial condition, operations and cash flows.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. The ASU primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of the standard on its disclosures.

3. Regulatory Capital Requirements

Certain of the Company's U.S. subsidiaries are registered as broker-dealers and are subject to the applicable rules and regulations of the SEC, FINRA and the CFTC. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of the Company's foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2024, each of the Company's subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2024, the Company's subsidiaries maintained aggregate net capital and financial resources that were $574.6 million in excess of the required levels of $33.8 million.

One of the Company's U.S. broker-dealer subsidiaries is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2024, the U.S. broker-dealer subsidiary had a balance of $47.1 million in its special reserve bank account. This U.S. broker-dealer subsidiary also maintained net capital that was $318.9 million in excess of the required level of $2.3 million.

Each of the Company's U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2024				
Assets				
Money market funds	$ 55,473	$ —	$ —	$ 55,473
Securities available-for-sale				
Corporate debt	—	55,108	—	55,108
Trading securities				
U.S. Treasuries	—	99,045	—	99,045
Mutual funds held in rabbi trust	—	11,107	—	11,107
Total assets	$ 55,473	$ 165,260	$ —	$ 220,733
Liabilities				
Foreign currency forward position	—	936	—	936
Total liabilities	$ —	$ 936	$ —	$ 936
As of December 31, 2023				
Assets				
Money market funds	$ 18,634	$ —	$ —	$ 18,634
Securities available-for-sale				
Corporate debt	—	24,694	—	24,694
Trading securities				
U.S. Treasuries	—	99,682	—	99,682
Mutual funds held in rabbi trust	—	10,485	—	10,485
Foreign currency forward position	—	1,901	—	1,901
Total assets	$ 18,634	$ 136,762	$ —	$ 155,396

Money market funds are included in cash and cash equivalents on the Consolidated Statements of Financial Condition. Securities available-for-sale and trading securities are included in investments, at fair value on the Consolidated Statements of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contracts are included in either other assets or accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition, and are classified within Level 2 as the valuation inputs are based on quoted market prices. The mutual funds held in a rabbi trust represent investments associated with the Company's deferred cash incentive plan.

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Consolidated Statements of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
			(In thousands)			
As of December 31, 2024						
Financial assets not measured at fair value:						
Cash	$ 489,005	$ 489,005	$ 489,005	$ —	$ —	$ 489,005
Cash segregated under federal regulations	47,107	47,107	47,107	—	—	47,107
Accounts receivable, net of allowance	91,845	91,845	—	91,845	—	91,845
Receivables from broker-dealers, clearing organizations and customers	357,728	357,728	107,652	250,076	—	357,728
Total	$ 985,685	$ 985,685	$ 643,764	$ 341,921	$ —	$ 985,685
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 218,845	$ 218,845	$ —	$ 218,845	$ —	$ 218,845
As of December 31, 2023						
Financial assets not measured at fair value:						
Cash	$ 432,646	$ 432,646	$ 432,646	$ —	$ —	$ 432,646
Cash segregated under federal regulations	45,122	45,122	45,122	—	—	45,122
Accounts receivable, net of allowance	89,839	89,839	—	89,839	—	89,839
Receivables from broker-dealers, clearing organizations and customers	687,936	687,936	115,151	572,785	—	687,936
Total	$1,255,543	$1,255,543	$ 592,919	$ 662,624	$ —	$1,255,543
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 537,398	$ 537,398	$ —	$ 537,398	$ —	$ 537,398

During the years ended December 31, 2024 and 2023, there were no transfers of securities between Level 1, Level 2 and Level 3.

The Company enters into foreign currency forward contracts as an economic hedge against certain foreign currency transaction gains and losses in the Consolidated Statements of Operations. These forward contracts are for three-month periods and are used to limit exposure to foreign currency exchange rate fluctuations. The Company records the fair value of the asset in prepaid expenses and other assets or the fair value of the liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition. The following table summarizes the Company's foreign currency forward position:

	As of	
	December 31, 2024	December 31, 2023
	(In thousands)	
Notional value	$ 64,454	$ 61,858
Fair value of notional	63,518	63,759
Fair value of the (liability)/asset	$ (936)	$ 1,901

Realized and unrealized gains and losses on foreign currency forward contracts are included in other, net in the Consolidated Statements of Operations. The following table summarizes the realized and unrealized gains and losses on foreign currency forward contracts:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Unrealized gain/(loss)	$ (2,838)	$ 3,590	(1,688)
Realized gain/(loss)	1,148	(1,470)	$ 802
Total gain/(loss)	$ (1,690)	$ 2,120	$ (886)

The Company records cash collateral deposits with its counterparty bank in prepaid expenses and other assets on the Consolidated Statements of Financial Condition. As of December 31, 2024, the Company maintained a cash collateral deposit of $1.1 million with its counterparty bank.

The following table summarizes the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
As of December 31, 2024				
Securities available-for-sale				
Corporate debt	$ 55,447	$ 88	$ (427)	$ 55,108
Trading securities				
U.S. Treasuries	100,484	86	(1,525)	99,045
Mutual funds held in rabbi trust	10,212	900	(5)	11,107
Total investments	$ 166,143	$ 1,074	$ (1,957)	$ 165,260
As of December 31, 2023				
Securities available-for-sale				
Corporate debt	$ 24,705	$ 55	$ (66)	$ 24,694
Trading securities				
U.S. Treasuries	99,236	446	—	99,682
Mutual funds held in rabbi trust	10,962	172	(649)	10,485
Total investments	$ 134,903	$ 673	$ (715)	$ 134,861

Proceeds from the sales and maturities of investments were $62.4 million and $29.5 million for the years ended December 31, 2024 and 2023, respectively. Purchases of investments were $93.4 million and $78.6 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the Company's unrealized and realized gains and losses on investments:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Unrealized gains/(losses)			
Securities available-for-sale			
Corporate debt	$ (328)	$ (11)	$ —
Trading securities			
U.S. Treasuries	(1,025)	446	(534)
Mutual funds held in rabbi trust	1,372	1,284	(2,091)
Total investments	$ 19	$ 1,719	$ (2,625)
Realized gains/(losses)			
Securities available-for-sale			
Corporate debt	$ 4	$ (11)	$ —
Trading securities			
Mutual funds held in rabbi trust	(328)	(138)	—
Total investments	$ (324)	$ (149)	$ —
Liabilities:			
Securities sold, not yet purchased	$ 174	$ —	$ —

Unrealized gains and losses on securities available-for-sale are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses on securities available-for-sale and realized and unrealized gains and losses on trading securities are included in other, net on the Consolidated Statements of Operations.

The following table summarizes the fair value of the Company's corporate debt and U.S. Treasury investments based upon the contractual maturities:

	Less than one year	Due in 1 - 5 years	Total
	(In thousands)		
As of December 31, 2024			
Securities available-for-sale			
Corporate debt	$ 9,346	$ 45,762	$ 55,108
Trading securities			
U.S. Treasuries	49,978	49,067	99,045
Total	$ 59,324	$ 94,829	$ 154,153
As of December 31, 2023			
Securities available-for-sale			
Corporate debt	$ 10,727	$ 13,967	$ 24,694
Trading securities			
U.S. Treasuries	49,756	49,926	99,682
Total	$ 60,483	$ 63,893	$ 124,376

The following table provides fair values and unrealized losses on the Company's available-for-sale investments and the aging of securities' continuous unrealized loss position:

	Less than Twelve Months		Twelve Months or More		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
			(In thousands)			
As of December 31, 2024						
Corporate debt	$ 38,041	$ (426)	$ 1,226	$ (1)	$ 39,267	$ (427)
As of December 31, 2023						
Corporate debt	$ 17,658	$ (66)	$ —	$ —	$ 17,658	$ (66)

During the years ended December 31, 2024, 2023 and 2022, the Company did not recognize any credit losses on its available-for-sale securities. The unrealized losses on securities are due to changes in interest rates and market liquidity.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

		As of	
		December 31, 2024	December 31, 2023
Receivables from broker-dealers, clearing organizations and customers:		(In thousands)	
Securities failed-to-deliver – broker-dealers and clearing organizations	$	109,307	$ 282,125
Securities failed-to-deliver – customers		136,424	284,322
Cash deposits with clearing organizations and broker-dealers		107,652	115,151
Other		4,345	6,338
Total	$	357,728	$ 687,936
Payables to broker-dealers, clearing organizations and customers:			
Securities failed-to-receive – broker-dealers and clearing organizations	$	158,694	$ 125,022
Securities failed-to-receive – customers		51,916	405,186
Other		8,235	7,190
Total	$	218,845	$ 537,398

6. Acquisitions and Equity Investments

Acquisition of Pragma

On October 2, 2023, the Company completed its acquisition (the "Pragma Acquisition") of all of the outstanding ownership interests of Pragma LLC and Pragma Financial Systems LLC (collectively "Pragma") pursuant to the terms and conditions of a Membership Interest Purchase Agreement entered into among the Company, Pragma Weeden Holdings LLC, Pragma Financial Systems LLC, Pragma LLC and, solely for certain limited purposes, David Mechner, Pragma's chief executive officer, on August 5, 2023 (the "Purchase Agreement"). Following customary adjustments for cash, debt, transaction expenses and working capital, the aggregate purchase price for the Pragma Acquisition was $125.0 million, comprised of approximately $81.2 million in cash and 224,776 shares of common stock of the Company, valued at approximately $43.8 million as of the closing date of the Pragma Acquisition, as described below. A portion of the stock consideration, amounting to 8,603 shares of common stock, was placed in escrow for 12 months to secure the sellers' indemnification obligations under the Purchase Agreement. In addition, pursuant to the Purchase Agreement and subject to certain exceptions, the sellers and their affiliates were prohibited from transferring any of the Company common stock received in the Pragma Acquisition for a period of six months following the October 2, 2023 closing date. The value ascribed to the shares by the

Company was discounted from the market value on the date of closing to reflect the non-marketability of such shares during the restriction period.

Pragma is a quantitative trading technology provider specializing in algorithmic and analytical services. Pragma LLC is a registered broker-dealer. The Company has performed an allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of acquisition. The Company utilized an independent third-party to assist in determining the fair value of the acquired intangible assets. The purchase price allocation is as follows (in thousands):

Purchase price	$	125,002
Less: acquired cash		(2,685)
Purchase price, net of acquired cash		122,317
Intangible assets		(38,900)
Accounts receivable		(2,637)
Prepaid expenses and other assets		(4,181)
Accounts payable, accrued expenses and other liabilities		5,318
Goodwill	$	81,917

The acquired developed technology and customer relationships intangible assets were valued using the relief-from-royalty method and multi-period excess earnings method, respectively. The fair values of the intangible assets acquired are as follows (in thousands, except for useful lives):

		Costs	Useful Lives
Developed technology	$	28,500	7 years
Customer relationships		9,200	15 years
Tradename - finite life		1,200	15 years
Total	$	38,900	

The goodwill recognized in connection with the Pragma Acquisition is primarily attributable to the acquisition of an assembled workforce and expected future technology and synergies from the integration of the operations of Pragma into the Company's operations. All of the goodwill recognized in connection with the Pragma Acquisition is expected to be deductible for income tax purposes.

Pro forma financial information and current period results for the Pragma Acquisition were not material to the Company's consolidated financial statements and therefore have not been presented.

RFQ Hub LLC Equity Investment

In May 2022, the Company invested $34.4 million to acquire a minority ownership stake in RFQ–hub Holdings LLC, an entity formed with a consortium of market participants to support the growth of RFQ-hub, a multi-asset request for quote platform. The Company possesses significant influence over RFQ–hub Holdings LLC and is accounting for its investment under the equity method of accounting. As of December 31, 2024, the Company's investment is recorded at carrying value of $34.4 million within prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company's proportionate share of RFQ–hub Holdings LLC's net earnings was $1.4 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively, and is recorded within equity in earnings of unconsolidated affiliate on the Consolidated Statements of Operations. In October 2024, the Company received a distribution from RFQ-hub Holdings LLC of $3.2 million.

Under a services agreement, the Company charges its equity method investee for certain reimbursable support costs incurred by the Company, including personnel compensation, and certain operational overhead costs. The amounts billed for the years ended December 31, 2024 and 2023 were $2.1 million and $1.1 million, respectively, and are included within other, net on the Consolidated Statements of Operations. The receivable from the equity method investee was $0.6 million as of December 31, 2024 and is included within accounts receivable, net on the Consolidated Statements of Financial Condition.

On April 19, 2024, the Company entered into an agreement to acquire an additional 49.0% interest in RFQ–hub Holdings LLC for approximately $37.9 million of cash consideration. The acquisition is subject to various closing conditions, including the receipt of certain regulatory approvals. Upon the closing of the acquisition, the Company will hold a 92.0% controlling stake in RFQ-hub Holdings LLC.

7. Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives were $236.7 million as of each December 31, 2024 and 2023, respectively. Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2024			December 31, 2023		
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	(In thousands)					
Customer relationships	$ 138,089	$ (64,698)	$ 73,391	$140,348	$ (50,987)	$ 89,361
Technology and other intangibles	41,130	(16,443)	$ 24,687	41,130	(11,383)	29,747
Total	$ 179,219	$ (81,141)	$ 98,078	$181,478	$ (62,370)	$ 119,108

Amortization expense associated with identifiable intangible assets was $19.8 million, $18.6 million and $16.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Annual estimated total amortization expense is $16.8 million, $15.1 million, $13.7 million, $12.2 million and $11.2 million for the years ended December 31, 2025 through 2029, respectively.

8. Capitalized Software, Furniture, Equipment and Leasehold Improvements

Capitalized software development costs, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization, are comprised of the following:

	As of December 31,	
	2024	2023
	(In thousands)	
Software development costs	$ 307,722	$ 261,850
Computer hardware and related software	50,770	42,913
Office hardware	7,201	7,609
Furniture and fixtures	6,520	6,508
Leasehold improvements	31,386	31,214
	403,599	350,094
Accumulated depreciation and amortization	(296,301)	(247,423)
Total	$ 107,298	$ 102,671

During the years ended December 31, 2024 and 2023, software development costs totaling $49.1 million and $43.1 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations.

9. Income Taxes

The provision for income taxes consists of the following:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Current:			
Federal	$ 48,337	$ 49,028	$ 52,865
State and local	9,695	4,047	20,716
Foreign	32,211	27,385	21,030
Total current provision	90,243	80,460	94,611
Deferred:			
Federal	(2,884)	(2,823)	(5,830)
State and local	(573)	(754)	(1,350)
Foreign	(421)	(2,238)	633
Total deferred provision	(3,878)	(5,815)	(6,547)
Provision for income taxes	$ 86,365	$ 74,645	$ 88,064

Pre-tax income from U.S. operations was $235.8 million, $228.8 million and $236.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Pre-tax income from foreign operations was $124.7 million, $103.9 million and $101.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The difference between the U.S. federal statutory tax rate of 21.0% and the Company's effective tax rate is as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of federal benefit	1.9	0.8	4.6
Tax credits	(1.3)	(1.0)	(0.4)
Foreign rate differential detriment (benefit)	1.4	0.9	(0.1)
Excess tax detriment (benefit) from stock-based compensation	0.4	0.1	(0.1)
Other, net	0.6	0.6	1.0
Effective tax rate	24.0 %	22.4 %	26.0 %

The following is a summary of the Company's net deferred tax assets:

	As of December 31,			
	2024		**2023**	
	(In thousands)			
Deferred tax assets:				
Stock compensation expense	$	4,880	$	4,441
Operating lease liabilities		15,753		17,128
Deferred compensation		2,700		2,596
Capitalized software development		3,130		791
Other		1,096		224
Total deferred tax assets		27,559		25,180
Valuation allowance		—		—
Net deferred tax assets		27,559		25,180
Deferred tax liabilities:				
Depreciation		(6,990)		(8,617)
Goodwill and intangible assets		(5,307)		(3,987)
Operating lease right-of-use assets		(12,515)		(13,507)
Other deferred tax liabilities		—		(276)
Deferred tax asset (liability), net	$	2,747	$	(1,207)

The Company is currently under a New York State income tax examination for tax years 2015 through 2020 and a New York City income tax examination for the tax years 2016 through 2018. At this time, the Company cannot estimate when the examinations will conclude or the impact such examinations will have on the Company's Consolidated Financial Statements, if any. Generally, other than New York City and State, the Company is no longer subject to tax examinations by tax authorities for years prior to 2020.

A reconciliation of the Company's unrecognized tax benefits is as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Balance at beginning of year	$	3,130	$	9,835	$	15,089
Increase/(decrease) based on tax positions related to prior periods		—		—		160
(Decrease) related to settlements with taxing authorities		(3,130)		(6,705)		(5,414)
Balance at end of year	$	—	$	3,130	$	9,835

As of December 31, 2024, the Company had no unrecognized tax benefits recorded. During the years ended December 31, 2024, 2023 and 2022, the Company recognized gross expenses of $0.3 million, $1.6 million and $5.8 million, respectively, in penalties and interest. The Company had no accrued balances for the payment of interest and penalties as of December 31, 2024, and $2.6 million accrued for the payment of interest and penalties as of December 31, 2023.

The Company will recognize any U.S. income tax expense the Company may incur on global intangible low-taxed income as income tax expense in the period in which the tax is incurred.

10. Stockholders' Equity

Common Stock

As of December 31, 2024, the Company had 110,000,000 authorized shares of voting common stock and 10,000,000 authorized shares of non-voting common stock. Voting common stock entitles the holder to one vote per share of common stock held.

The following is a summary of the changes in the Company's outstanding shares of voting common stock:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Outstanding shares of voting common stock at the beginning of year	37,900	37,648	37,919
Exercise of stock options	16	6	29
Issuance of restricted stock and performance shares, net of cancellations	125	97	66
Shares withheld for withholding tax payments	(61)	(81)	(86)
Repurchases	(342)	—	(280)
Reissuance of treasury stock	8	5	—
Treasury stock used for acquisition	—	225	—
Outstanding shares of voting common stock at the end of year	37,646	37,900	37,648

The Board authorized the 2022 Repurchase Program and the 2024 Repurchase Program in January 2022 and August 2024, respectively. During the year ended December 31, 2024, the Company repurchased 341,477 shares of common stock under the Repurchase Programs at a cost of $75.0 million. As of December 31, 2024, the Company had $225.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

Dividends

During 2024, 2023 and 2022, the Company paid quarterly cash dividends of $0.74 per share, $0.72 per share and $0.70 per share, respectively. Any future declaration and payment of dividends will be at the sole discretion of the Board. The Board may take into account such matters as general business conditions, the Company's financial results and condition, capital requirements, contractual obligations, and legal and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to their respective parent entities, and any such other factors as the Board may deem relevant.

11. Stock-Based Compensation Plans

The Company maintains the 2020 Plan which provides for the grant of Full Value Awards, stock options and other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. As of December 31, 2024, there were 2,562,436 shares available for grant under the 2020 Plan.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Employees			
Full Value Awards	$ 27,607	$ 24,205	$ 24,593
Stock options	1,728	3,592	3,583
	29,335	27,797	28,176
Non-employee directors			
Restricted stock and restricted stock units	1,512	1,393	1,688
Total stock-based compensation	$ 30,847	$ 29,190	$ 29,864

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations. Total stock-based compensation for employees includes $1.2 million, $0.9 million and $0.9 million of capitalized software development costs for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options generally expire in six years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during the years ended December 31, 2024, 2023 and 2022 were $77.16, $123.47 and $101.38, respectively. The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted:

	Year Ended December 31,		
	2024	**2023**	**2022**
Expected life (years)	4.7	5.0	5.0
Risk-free interest rate	4.0%	3.6%	1.5%
Expected volatility	39.2%	35.8%	32.6%
Expected dividend yield	1.3%	0.8%	0.7%

The following table reports stock option activity during the years ended December 31, 2024, 2023 and 2022 and the intrinsic value as of December 31, 2024:

	Number of Shares	Weighted-Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($) (In thousands)
Outstanding at December 31, 2021	312,753	274.35		
Granted	23,904	352.15		
Canceled or forfeited	(1,646)	421.08		
Exercised	(28,758)	157.08		
Outstanding at December 31, 2022	306,253	290.65		
Granted	13,908	358.53		
Canceled or forfeited	(551)	382.12		
Exercised	(5,653)	166.34		
Outstanding at December 31, 2023	313,957	295.74		
Granted	20,793	220.50		
Canceled or forfeited	(229,478)	276.79		
Exercised	(22,044)	205.28		1,314
Outstanding at December 31, 2024	83,228	353.14	3.2	115
Exercisable at December 31, 2024	46,710	411.47	2.1	—

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2024 of $226.04 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2024, there was $1.8 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Service-Based Restricted Stock and Restricted Stock Unit Awards

Our annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards generally vest ratably over a three-year period, subject to continued service to the Company. In addition, we grant share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards generally vest over a three-year period. The Company also grants share-based compensation awards to its non-employee directors as part of such directors' compensation. These awards generally vest on the earlier of the date of the Company's next annual stockholders' meeting or the one-year anniversary of the grant date, subject to continued service to the Company. Such share-based compensation awards are expensed over the requisite service period.

Annual Performance-based Performance Stock Unit Awards

The Company grants performance stock unit awards to certain executives and certain senior managers of the firm as a component of their total compensation and in conjunction with certain new hires and for retention purposes. Annual performance stock unit awards generally cliff-vest on the third anniversary of the grant date based on the certification of certain performance metrics and subject to the applicable employee's continued service with the Company.

In January 2022, February 2023 and February 2024, annual performance stock units were granted with a three-year performance period that will vest based on the level of achievement by the Company of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded payout for the awards granted in 2022, 2023 and 2024 will range from zero to 200%. Subject to the grantee's continued service, any performance stock unit award awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance stock units is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

Other Performance Stock Unit Awards

In March 2022, the Company's Chief Information Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 3,986 shares. The award will vest on March 1, 2025 after certification of the performance criteria, subject to his continued service through such date. Compensation expense for the Chief Information Officer award was measured at the grant date and will be expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In April 2023, in connection with his appointment to the position, the Company's Chief Executive Officer received a one-time equity award consisting, in part, of a performance stock unit award with a target of 5,039 shares. The performance stock units vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to certification of the performance criteria and his continued service through the respective vesting dates. Compensation expense for the Chief Executive Officer award was measured at the grant date and will be expensed over the requisite service period.

In June 2024, the Company's Chief Financial Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 1,797 shares. The award will vest on June 3, 2027 after certification of the performance criteria, subject to her continued service through such date. Compensation expense for the Chief Financial Officer award was measured at the grant date and will be expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

Performance Stock Unit Award Estimates

The following table reports the Company's performance payout estimates for three-year performance period awards as of December 31, 2024, as well as the target and maximum share payouts for each award date granted:

Award Date	Estimate	Target	Maximum
January 31, 2022	7,771	17,844	35,688
March 1, 2022	1,736	3,986	7,972
February 15, 2023	11,060	17,607	35,214
February 15, 2024	31,681	30,811	61,622
June 3, 2024	1,797	1,797	3,594

Equity Grant Activity

The following table reports Full Value Awards activity during the years ended December 31, 2024, 2023 and 2022:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value	
Outstanding at December 31, 2021	162,610	$	316.56
Granted	72,861		
Performance share pay-out	—		
Canceled	(8,513)		
Vested	(64,602)		
Outstanding at December 31, 2022	162,356	$	321.04
Granted	90,242		
Performance share pay-out	12,145		
Canceled	(5,272)		
Vested	(98,927)		
Outstanding at December 31, 2023	160,544	$	346.15
Granted	150,031		
Performance share pay-out	4,739		
Canceled	(29,581)		
Vested	(85,932)		
Outstanding at December 31, 2024	199,801	$	276.74

As of December 31, 2024, there was $39.6 million of total unrecognized compensation cost related to Full Value Awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

The Company maintains the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Company's Common Stock will be made available for purchase by employees. During the year ended December 31, 2024, the Company issued 8,511 shares of common stock under the ESPP. As of December 31, 2024, there were 108,055 shares available for purchase under the ESPP.

12. Earnings Per Share

The following table sets forth basic and diluted weighted average shares outstanding used to compute earnings per share:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands, except per share amounts)		
Basic weighted average shares outstanding	37,600	37,546	37,468
Dilutive effect of stock options and full value awards	72	108	175
Diluted weighted average shares outstanding	37,672	37,654	37,643
Basic earnings per share	$ 7.29	$ 6.87	$ 6.68
Diluted earnings per share	7.28	6.85	6.65

Stock options and Full Value Awards totaling 329,810 shares, 306,678 shares and 310,447 shares for the years ended December 31, 2024, 2023 and 2022, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

13. Credit Agreements and Short-term Financing

Credit Agreement

On August 9, 2023, the Company entered into a new three-year revolving credit facility (the "Credit Agreement") provided by a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, which provides aggregate commitments totaling $750.0 million, including a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The Credit Agreement will mature on August 9, 2026, with the Company's option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. Subject to satisfaction of certain specified conditions, the Company is permitted to upsize the Credit Agreement by up to $375.0 million in total. As of December 31, 2024, the Company had $0.1 million in letters of credit outstanding and $749.9 million in available borrowing capacity under the Credit Agreement.

Borrowings under the Credit Agreement will bear interest at a rate per annum equal to an alternate base rate or the adjusted term Secured Overnight Financing Rate ("SOFR") rate, plus an applicable margin that varies with the Company's consolidated total leverage ratio. The Credit Agreement requires that the Company satisfy certain covenants, including a requirement not to exceed a maximum consolidated total leverage ratio. The Company incurred $0.2 million and $0.1 million of interest expense under the Credit Agreement for the years ended December 31, 2024 and 2023, respectively. The Company also incurred $0.1 million and $0.3 million of interest expense under a previous credit agreement for the years ended December 31, 2023 and 2022, respectively.

Uncommitted Collateralized Agreements

In connection with their self-clearing operations, certain of the Company's U.S. and U.K. operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow in the aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month SOFR, plus 1.00%.

The Company incurred $0.1 million of interest expense on borrowings under such agreements during the each of the years ended December 31, 2024 and 2023, and no interest expense on borrowings under such agreements during the year ended December 31, 2022. As of December 31, 2024, the Company had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements.

Short-term Financing

Under arrangements with their settlement banks, certain of the Company's U.S. and U.K. operating subsidiaries may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $1.4 million, $0.7 million and $0.4 million during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company had no overdrafts payable outstanding.

14. Leases

The Company has operating leases for corporate offices with initial lease terms ranging from one-year to 15 years. Certain leases contain options to extend the initial term at the Company's discretion. The Company accounts for the option to extend when it is reasonably certain of being exercised. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. The Company also has operating and finance leases for equipment with initial lease terms ranging from one-year to 5 years.

The following table presents the components of operating lease expense for the years ended December 31, 2024, 2023 and 2022:

| Lease cost: | Classification | Year Ended December 31, | | |
		2024	2023	2022
		(In thousands)		
Operating lease cost - office space	Occupancy	$ 11,034	$ 12,861	$ 13,015
Operating lease cost for subleased/assigned properties	Other, net	—	—	469
Operating lease cost - equipment	Technology and communications	390	98	—
Variable lease costs	Occupancy	3,327	237	96
Sublease income	Other, net	—	—	(405)
Total operating lease cost		$ 14,751	$ 13,196	$ 13,175

Finance lease expense was $0.1 million for the year ended December 31, 2024.

The Company determines whether an arrangement is, or includes, a lease at contract inception. Lease right-of-use assets and liabilities are recognized at commencement date and are initially measured based on the present value of lease payments over the defined lease term. As the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the adoption date in determining the present value of lease payments.

The weighted average remaining lease term and weighted average discount rate are as follows:

| Lease Term and Discount Rate | As of | |
	December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years) - operating leases	8.8	9.6
Weighted average discount rate - operating leases	6.1%	6.0%
Weighted average remaining lease term (in years) - finance leases	0.8	1.8
Weighted average discount rate - finance leases	7.2%	7.2%

The following table presents the maturity of lease liabilities as of December 31, 2024:

| | Operating Leases | Finance Leases |
	(In thousands)	
2025	$ 12,699	88
2026	12,115	—
2027	9,286	—
2028	8,675	—
2029	8,992	—
2030 and thereafter	42,186	—
Total lease payments	93,953	88
Less: imputed interest	21,299	3
Present value of lease liabilities	$ 72,654	$ 85

15. Commitments and Contingencies

Legal

In the normal course of business, the Company and its subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

Other

The Company, through certain of its subsidiaries, executes securities transactions between its institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. The Company's operating subsidiaries settle such transactions pursuant to their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, the Company may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2024, 2023 and 2022 respectively.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

16. Segment and Geographic Information

The Company's end-to-end trading solutions comprise one reportable segment. The Company's end-to-end trading solutions segment includes the operation of electronic platforms for the trading of fixed-income and other securities and related data, analytics, compliance tools, post-trade services and technology services. The Company derives revenue primarily in North America and Europe and manages its business activities on a consolidated basis. The Company considers its operations to constitute a single business segment due to the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which the Company competes and the Company's worldwide business activities.

The accounting policies of the Company's reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance of the Company overall and decides how to allocate resources based on net income that is reported on the consolidated statement of operations as net income. The measure of segment assets is reported on the consolidated statement of financial condition as total assets. The Company's CODM is its Chief Executive Officer. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Company's end-to-end trading solutions or into other areas, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The significant segment expenses and net income reviewed by the CODM conform to the presentation of such items in the consolidated statements of operations.

For the years ended December 31, 2024, 2023 and 2022, the U.K. was the only individual foreign country in which the Company had operations that accounted for 10.0% or more of the total revenues or total long-lived assets. Revenues and long-lived assets are attributed to a geographic area based on the location of the client trading activity and receipt of services. Long-lived assets are defined as furniture, equipment, leasehold improvements and capitalized software. Revenues for the years ended December 31, 2024, 2023 and 2022 and long-lived assets as of December 31, 2024 and 2023 were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Revenues			
United States	$ 568,595	$ 523,683	$ 510,802
United Kingdom	161,838	147,019	126,862
Other	86,664	81,845	80,636
Total	$ 817,097	$ 752,547	$ 718,300

| | As of | |
	December 31, 2024	December 31, 2023
	(In thousands)	
Long-lived assets, as defined		
United States	$ 92,983	$ 87,502
United Kingdom	12,683	14,713
Other	1,632	456
Total	$ 107,298	$ 102,671

17. Retirement and Deferred Compensation Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ended December 31, 2024, 2023 and 2022, the Company contributed $11.7 million, $7.6 million and $6.1 million, respectively, to the plans.

The Company offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Company has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2024 and 2023, the fair value of the mutual fund investments and deferred compensation obligations was $11.1 million and $10.5 million, respectively. Changes in the fair value of securities held in the rabbi trust and offsetting increases or decreases in the deferred compensation obligation are recognized in other, net in the Company's Consolidated Statements of Operations.

18. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Consolidated Statements of Financial Condition to the sum of the same such amounts shown in the Consolidated Statements of Cash Flows:

	Statement of Financial Condition Location	As of December 31,		
		2024	2023	2022
		(In thousands)		
Cash and cash equivalents	Cash and cash equivalents	$ 544,478	$ 451,280	$ 430,746
Cash segregated for regulatory purposes	Cash segregated under federal regulations	47,107	45,122	50,947
Restricted cash deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers	107,652	115,151	88,923
Other cash deposits	Prepaid expenses and other assets	1,222	119	2,048
Total		$ 700,459	$ 611,672	$ 572,664

19. Parent Company Information

The following tables present Parent Company-only financial information that should be read in conjunction with the consolidated financial statements of the Company.

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Financial Condition

	As of			
	December 31, 2024		**December 31, 2023**	
	(In thousands)			
ASSETS				
Cash and cash equivalents	$	94,332	$	65,951
Investments, at fair value		60,735		30,225
Accounts receivable		1,397		1,923
Receivable from subsidiaries		22,606		18,010
Intangible assets, net of accumulated amortization		18		21
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		15,617		17,644
Operating lease right-of-use assets		51,416		55,113
Investments in subsidiaries		1,179,524		1,140,798
Prepaid expenses and other assets		40,903		45,140
Income and other tax receivable		8,253		7,674
Total assets	$	1,474,801	$	1,382,499
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		9,707	$	8,589
Income and other tax liabilities		722		3,000
Accounts payable, accrued expenses and other liabilities		10,646		8,212
Operating lease liabilities		65,066		69,735
Total liabilities		86,141		89,536
Stockholders' equity				
Preferred stock		—		—
Series A Preferred Stock		—		—
Common stock voting		123		123
Common stock non-voting		—		—
Additional paid-in capital		350,701		333,292
Treasury stock		(333,369)		(260,298)
Retained earnings		1,405,904		1,244,216
Accumulated other comprehensive loss		(34,699)		(24,370)
Total stockholders' equity		1,388,660		1,292,963
Total liabilities and stockholders' equity	$	1,474,801	$	1,382,499

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Revenues	$ 246,600	$ 270,700	$ 257,200
Expenses			
Employee compensation and benefits	12,091	13,938	17,655
Depreciation and amortization	2,186	2,153	2,136
Professional and consulting fees	6,149	5,828	5,528
General and administrative	1,660	2,301	3,081
Total expenses	22,086	24,220	28,400
Operating income	224,514	246,480	228,800
Other income (expense)			
Interest income	4,615	3,557	272
Interest expense	(167)	(155)	(271)
Equity in earnings of unconsolidated affiliate	1,395	735	1,126
Other, net	(5,088)	(369)	(2,633)
Total other income (expense)	755	3,768	(1,506)
Income before income taxes and equity in undistributed earnings of subsidiaries	225,269	250,248	227,294
Benefit from income taxes	(6,550)	(5,586)	(7,710)
Income before equity in undistributed income of subsidiaries	231,819	255,834	235,004
Equity in undistributed income of subsidiaries	42,362	2,221	15,220
Net income	274,181	258,055	250,224
Other comprehensive income (loss), net	(10,329)	13,327	(24,367)
Comprehensive income	$ 263,852	$ 271,382	$ 225,857

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Cash flows from operating activities			
Net income	$ 274,181	$ 258,055	$ 250,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,186	2,153	2,136
Amortization of operating lease right-of-use assets	3,697	3,361	3,347
Stock-based compensation expense	7,130	9,725	12,554
Deferred taxes	397	101	(5,076)
Equity in undistributed income of subsidiaries	(42,362)	(2,221)	(15,220)
Other	4,304	(4,675)	441
Changes in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	526	(1,154)	(769)
Decrease in receivable from subsidiaries	12,694	5,474	7,931
Decrease/(increase) in prepaid expenses and other assets	304	1,296	(1,175)
(Increase)/decrease in mutual funds held in rabbi trust	(94)	(189)	984
(Decrease)/increase in accrued employee compensation	1,118	(1,104)	(1,372)
(Increase)/decrease in income and other tax receivables	(579)	3,800	(9,711)
Increase/(decrease) increase in income and other tax liabilities	(2,278)	2,287	62
(Decrease)/increase in accounts payable, accrued expenses and other liabilities	4,809	(861)	443
(Decrease) in operating lease liabilities	(4,669)	(3,624)	(3,689)
Net cash provided by operating activities	261,364	272,424	241,110
Cash flows from investing activities			
Acquisition of business	—	(81,161)	—
Acquisition of equity method investment	—	—	(34,400)
Investments in subsidiaries	(30)	(10,058)	(8,326)
Available-for-sale investments			
Proceeds from maturities and sales	12,440	4,454	—
Purchases	(42,810)	(28,818)	—
Purchases of furniture, equipment and leasehold improvements	(156)	(239)	(96)
Net cash (used in) investing activities	(30,556)	(115,822)	(42,822)
Cash flows from financing activities			
Cash dividend on common stock	(112,697)	(109,658)	(105,942)
Exercise of stock options	2,988	940	672
Withholding tax payments on Full Value Awards vesting and stock option exercises	(16,194)	(25,839)	(23,404)
Repurchases of common stock	(75,474)	—	(87,540)
Proceeds from short-term borrowings	100,000	100,000	100,000
Repayments of short-term borrowings	(100,000)	(100,000)	(100,000)
Net cash (used in) financing activities	(201,377)	(134,557)	(216,214)
Effect of exchange rate changes on cash and cash equivalents	—	(3)	15
Cash and cash equivalents including restricted cash			
Net increase (decrease) for the period	29,431	22,042	(17,911)
Beginning of period	65,951	43,909	61,820
End of period	$ 95,382	$ 65,951	$ 43,909

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows (Continued)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Supplemental cash flow information:			
Cash paid for income taxes	$ 53,999	$ 55,784	$ 65,764
Cash paid for interest	167	35	271
Non-cash investing and financing activity:			
Exercise of stock options - cashless	$ 1,735	$ —	$ 3,845
Right-of-use assets obtained in exchange for operating lease liabilities	—	1,072	—
Treasury stock used for acquisition of business	—	43,841	—

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the report of our independent registered public accounting firm appears in Part II, Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Item 9B. *Other Information.*

(b) Trading Plans

In the fourth quarter of 2024, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K, except as follows:

Scott Pintoff, General Counsel & Corporate Secretary, adopted a trading arrangement intended to satisfy Rule 10b5-1(c) on December 5, 2024, for the sale of up to 2,225 shares of the Company's common stock, subject to certain conditions. The arrangement's expiration date is February 20, 2026.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading" in our definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2025. We intend to file the Proxy Statement within 120 days after the end of our fiscal year (i.e., on or before April 30, 2025). Our Code of Conduct, applicable to directors and all employees, including senior financial officers, and our Code of Ethics of the Chief Executive Officer and Senior Financial Officers, including the Chief Financial Officer (the "Code of Ethics"), are available on our website at www.marketaxess.com. If we make any amendments to or waivers from our Code of Ethics that are required to be disclosed pursuant to the Exchange Act, we will make such disclosures on our website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation and Talent Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters – Director compensation" in our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under our incentive plan as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	83,228	$ 353.14	2,562,436

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in our Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 – Ratification of Selection of Independent Registered Public Accounting Firm – Audit and other fees" in our Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1(a)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Amendment No.2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
3.1(b)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated June 5, 2024)
3.1(c)	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.2	Amended and Restated Bylaws of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated July 17, 2024)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
4.2(a)	See Exhibits 3.1 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.2(b)	See Exhibit 3.2 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.3	Description of registrant's securities (incorporated by reference to Exhibit 4.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1	Credit Agreement, dated as of August 9, 2023, among MarketAxess Holdings Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated August 9, 2023)+
10.2	Membership Interest Purchase Agreement, dated as of August 5, 2023, by and among MarketAxess Holdings Inc., Pragma Weeden Holdings LLC, Pragma Financial Systems LLC, Pragma LLC and David Mechner (solely for purposes specified therein) (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)†+
10.3	MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 10, 2020)#
10.4	MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2016, filed on April 25, 2016)#
10.5	Amendment Number One to the MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated April 21, 2017)#
10.6	Amendment to the MarketAxess Holdings Inc. 2012 Incentive Plan (Amended and Restated Effective June 7, 2016), as amended (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2018, filed April 25, 2018)#

10.7   MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))#

10.8   MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 8, 2022)#

10.9   MarketAxess Holdings Inc. 2009 Employee Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.10   MarketAxess Holdings Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.11   Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)#

10.12   Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 19, 2011)#

10.13   Form of Performance Share Award Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 4, 2019)#

10.14   Form of Incentive Stock Option Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 4, 2019)#

10.15   Employment Letter Agreement dated as of January 6, 2023, by and between Richard M. McVey and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.16   Incentive Stock Option Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.17   Incentive Stock Option Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.18   Performance Award Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.19   Performance Award Agreement, dated as of November 8, 2018, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated November 6, 2018)#

10.20   Contract of Employment, dated March 15, 2017, between MarketAxess Europe Limited and Christophe Roupie (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)#

10.21   Employment Letter Agreement dated as of January 6, 2023, by and between Christopher R. Concannon and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.22   Form of Restricted Stock Unit Award Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.23 Form of Performance Stock Unit Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.24 Form of 2021 Restricted Stock Unit Agreement (Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.25 Form of 2021 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.26 Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.27 Form of 2021 Performance Stock Unit Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.28 Form of 2021 Incentive Stock Option Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Incentive Plan (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.29 Form of 2021 Restricted Stock Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.30 Form of 2021 Restricted Stock Agreement (Performance) for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.31 Form of Restricted Stock Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.32 Form of Restricted Stock Unit Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.33 Form of 2022 and 2023 Restricted Stock Unit Agreement (Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.34 Form of 2022 and 2023 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.35 Form of 2022 and 2023 Performance Stock Unit Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#+

10.36 Form of 2022 and 2023 Performance Stock Unit Agreement for U.S.-based Executive Officers other than Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#+

10.37   Form of 2022 and 2023 Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.38   Form of 2022 and 2023 Incentive Stock Option Agreement for U.S.-based Executive Officers other than Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.39   Form of 2022 and 2023 Restricted Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.40   Form of 2022 and 2023 Performance Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.41   Form of 2024 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based executive officers other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

10.42   Form of 2024 Restricted Stock Unit Agreement (Non-Deferred) for Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.43   Form of 2024 Restricted Stock Unit Agreement for U.K.-based executive officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.44   Form of 2024 Performance Stock Unit Agreement for U.S.-based executive officers other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#+

10.45   Form of 2024 Performance Stock Unit Agreement for Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#+

10.46   Form of 2024 Performance Stock Unit Agreement for U.K.-based executive officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#+

10.47   Form of 2024 Incentive Stock Option Agreement for U.S.-based Executive Officers other than Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.48   Form of 2024 Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.49   Form of Restricted Stock Unit (Buyout) for Naineshkumar Panchal pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.50   Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Scott Pintoff (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.51   Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Kevin McPherson (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.52   Severance Protection Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.52 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.53   Proprietary Information and Non-Competition Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.53 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.54   MarketAxess Europe Limited Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Europe and Christophe Roupie (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.55   Form of Amendment of Severance Protection Agreement for U.S.-based Executive Officers, except Messrs. Gerosa and Panchal (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.56   Form of Amendment of Severance Protection Agreement for U.K.-based Executive Officers (incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.57   Severance Protection Agreement, dated as of August 12, 2021, by and between MarketAxess Holdings Inc. and Christopher N. Gerosa (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated August 12, 2021)#

10.58   Offer Letter, dated November 24, 2021, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#†

10.59   Letter Agreement dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated February 21, 2024)#†+

10.60   Letter Agreement dated as of May 27, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Amended Current Report on Form 8-K/A dated February 21, 2024 and filed on May 30, 2024)#†+

10.61   Severance Protection Agreement, dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

10.62   Proprietary Information and Non-Competition Agreement, dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

19.1*   MarketAxess Holdings Inc. Insider Trading Policy

21.1*   Subsidiaries of the Registrant

23.1*   Consent of PricewaterhouseCoopers LLP

31.1*   Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*   Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT LISTING (CONTINUED)

32.1*   Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*   Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1   MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023)

101.INS   Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH   Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104   The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 has been formatted in Inline XBRL and is included in Exhibits 101.

* Filed herewith.

† Certain confidential information, identified by bracketed asterisks "[*****]" has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.
+ Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.
# Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ CHRISTOPHER R. CONCANNON
Christopher R. Concannon
Chief Executive Officer

Date: February 24, 2025

By: /s/ ILENE FISZEL BIELER
Ilene Fiszel Bieler
Chief Financial Officer

Date: February 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ CHRISTOPHER R. CONCANNON Christopher R. Concannon	Director, Chief Executive Officer (principal executive officer)	February 24, 2025
/s/ ILENE FISZEL BIELER Ilene Fiszel Bieler	Chief Financial Officer (principal financial officer)	February 24, 2025
/s/ MICHAEL R. CIANCIULLI Michael R. Cianciulli	Head of External Reporting (interim principal accounting officer)	February 24, 2025
/s/ CARLOS M. HERNANDEZ Carlos M. Hernandez	Chairman of the Board of Directors	February 24, 2025
/s/ NANCY ALTOBELLO Nancy Altobello	Director	February 24, 2025
/s/ STEVEN L. BEGLEITER Steven L. Begleiter	Director	February 24, 2025
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 24, 2025
/s/ JANE CHWICK Jane Chwick	Director	February 24, 2025
/s/ WILLIAM CRUGER William Cruger	Director	February 24, 2025
/s/ KOURTNEY GIBSON Kourtney Gibson	Director	February 24, 2025
/s/ RICHARD G. KETCHUM Richard G. Ketchum	Director	February 24, 2025
/s/ EMILY PORTNEY Emily Portney	Director	February 24, 2025

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